
02036083


GLOBAL
BANKING
MORTGAGE BANKING
CAPITAL MARKETS
INSURANCE
CLOSING SERVICES

COUNTRYWIDE 2001* ANNUAL REPORT

CREDIT INDUSTRIES, INC.

* FOR THE TEN MONTHS ENDED DECEMBER 31, 2001

HOW WE REACH OUR CUSTOMERS*	COMPETITORS	2001 HIGHLIGHTS**	EMPLOYEES
			8,485
385 Branch Offices, Telephone, Internet	Washington Mutual, Wells Fargo, Chase, B of A	Funded $37 billion, up 97%	
53 Branch Offices	Washington Mutual, Wells Fargo, Chase, ABN Amro	Funded $39 billion, up 97%	
3 Regional Offices	Washington Mutual, Wells Fargo, Chase, GMAC-RFC, Wall Street firms, regional mortgage bankers	Funded $45 billion, up 60%	
49 Full Spectrum Branch Offices, 4 National Sales Centers	CitiGroup, Household, Washington Mutual	Funded $1.8 billion, up 12%	
			3,976
Servicing facilities located in Simi Valley, CA; Plano, TX; Lancaster, CA facility scheduled to open May 2002	Washington Mutual, Wells Fargo, Chase, B of A	$337 billion CHL portfolio, up 15% (includes $9.1 billion sub-servicing portfolio)	
			768
CHL; National Sales Force primarily targeting top 50 lenders; Through the Internet, LandSafe also reaches mortgage brokers and medium-sized mortgage bankers	First American, Fidelity National, LandAmerica Lender Services, Stewart Title, Old Republic	Completed 5.6 million credit reports, appraisals, title reports, home inspections and flood determinations, up 67%	
			1,158
Corporate relationships	N/A	Reinsures all 7 major mortgage insurance companies	
Internal sales force; insurance agents, DirectNet and Countrywide Insurance Services	AEGON, AIG, Aon, Assurant and other direct writers of insurance	$315 million in net written premiums, up 29%	
5 call centers and the Internet	Allstate, State Farm and other direct writers of insurance	566,000 policies-in-force, up 10% (CIS)	
			289
CSC sales force	Wall Street broker-dealers and other lenders	$1.2 trillion in trading volume, up 59%	
Various sales forces of the CCI family	C-BASS, Bayview Capital, CSFB, Bear Stearns	Completed 1st securitization of credit-sensitive assets; Purchased $813 million (principal balance) in total assets for CHL	
CSE sales force	Specialized servicing brokers: Cohane Rafferty and Bayview Capital	Brokered $30 billion in servicing	
			89
Internet, phone, ATMs and financial centers located in CHL branch offices	Internet and traditional banks	$840 million in assets	
			1,227
Branding, Proposals, Referrals and Relationships	EDS and ALLTEL	Servicing portfolio exceeds $42 billion	
Branding, Proposals, Referrals and Relationships	Fannie Mae and major consultancy firms	7 engagements, nearly $1 million in revenue	

*Branch locations as of March 2002

**Ten months ended December 31, 2001

COUNTRYWIDE AT A GLANCE

	OVERVIEW	CUSTOMERS
MORTGAGE BANKING		
PRODUCTION		
Countrywide Home Loans (CHL)		
Consumer Markets Division	Originates loans directly to consumers financing a home	Consumers with prime quality credit, Realtors and Builders
Wholesale Lending Division	Originates loans via mortgage broker network to consumers financing a home	Mortgage brokers
Correspondent Lending Division	Purchases closed loans from other lenders	Mortgage Banks, Commercial Banks, Thrifts and Savings & Loans
Full Spectrum Lending	Originates loans directly to consumers financing a home	Consumers with less than prime quality credit
SERVICING		
Countrywide Home Loans (CHL)	Collects and processes loan payments of Countrywide and other lenders' customers	3.2 million consumers; other mortgage lenders
CLOSING SERVICES		
LandSafe	Provides appraisal services, credit reports, flood determinations, home inspections and title reports	78% CHL; 22% External
DIVERSIFIED BUSINESSES		
INSURANCE		
Second Charter	Provides mezzanine layer of reinsurance on primary mortgage insurance (PMI)	Mortgage insurance companies
Balboa Life & Casualty	Underwrites lender-placed homeowners and auto insurance; voluntary life, disability, homeowners, home warranty, mortgage catastrophe and GAP auto insurance	Banks, mortgage lenders, finance companies and insurance agencies
Countrywide Insurance Services (CIS) / DirectNet	Insurance agencies providing consumers with homeowners, fire, flood, earthquake, home warranty, auto, life and disability insurance policies	Retail consumers; banks, mortgage lenders and other financial institutions desiring to offer insurance products to their customers
CAPITAL MARKETS		
Countrywide Securities Corporation (CSC)	Underwrites, buys and sells debt securities (MBS, ABS, Government/Corporate debt)	1,300 institutional customers (broker-dealers, money managers, pension funds, insurance companies, other financial institutions)
Countrywide Asset Management	Specializes in the acquisition, management and disposition of credit-sensitive residential mortgage loan assets	Mortgage loan servicers / investors and CHL correspondent customers
Countrywide Servicing Exchange (CSE)	Brokers bulk servicing rights	Large financial institutions that buy and sell bulk loan servicing rights
BANKING		
Countrywide Bank / Treasury Bank, N.A.	Provides HELOCs, ARMs, CDs, Money Market, Checking and Savings	Retail consumers, CHL and other third-party lenders
GLOBAL		
Global Home Loans	A joint venture with Barclays / Woolwich, forming largest third-party loan processor in U.K.	Lender partners: Barclays / Woolwich, Paragon Finance plc., Centex
Countrywide International Consulting Services	Provides mortgage loan origination, servicing and securitization consultancy	Financial / lending institutions in Korea, Japan, Hong Kong, S. Africa, Mexico, Columbia



BALANCE IS THE CORNERSTONE

TABLE OF CONTENTS

OF

BUSINESS MODEL

Balance is the theme of Countrywide's 2001 Annual Report. Since 1969, Management has continuously sought to refine the Company's business model to enhance the consistency of its performance. Countrywide is better positioned today than ever before in its history to sustain earnings growth. As in the past, balance will remain the key theme in the future as we continue pursuing our goal of maximizing shareholder value.

FINANCIAL HIGHLIGHTS

(Dollar amounts in millions, except per share data)	As of December 31, or Ten Months Then Ended	As of February 28(29), or Fiscal Year Then Ended	
	2001	2001	2000
Revenues	$ 2,636	$ 2,074	$ 1,888
Net earnings	$ 486	$ 374	$ 410
Earnings per share – diluted[1] [2]	$ 3.89	$ 3.14	$ 3.52
Total assets	$ 37,217	$ 22,956	$ 15,822
Common shareholders' equity	$ 4,088	$ 3,559	$ 2,888
Common shareholders' equity per share	$ 33.31	$ 30.23	$ 25.45

[1] Based on weighted average diluted common shares outstanding.

[2] Earnings per share for Fiscal Year 2000 included a $25 million tax benefit primarily related to a corporate reorganization. Excluding the non-recurring tax benefit, diluted earnings per share would have been $3.31.

This Annual Report may contain forward-looking statements. These discussions include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding Management's beliefs, estimates, projections, and assumptions with respect to future operations. Actual results and operations for any future period may vary materially from those projected herein and from past results discussed herein. Factors which could cause actual results to differ materially from historical results or those anticipated include, but are not limited to: loss of investment grade rating; severe real estate recession; significant reduction in government support of homeownership; loss of access to debt and equity markets; the level of, and direction of changes in interest rates; competitive and general economic conditions in each of our business segments; general economic conditions in the United States and abroad and in the domestic and international areas in which we do business; the availability of secondary markets for the Company's mortgage loan products; ineffectiveness of our hedging activities; the legal, regulatory and legislative environments in the markets in which the company operates; performance of the Company's securities, financial instruments and markets as a whole in response to world events; other risks detailed in documents filed by Countrywide with the Securities and Exchange Commission from time to time; and loss in the value of unhedged assets. Words like "believe," "expect," "should," "may," "could," "anticipated," "promising" and other expressions that indicate future events and trends identify forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

Countrywide enjoyed unprecedented success during calendar 2001. All-time Company records were established in numerous categories. The key environmental driver was the mortgage refinance boom. The key internal drivers were a balanced business model and the management expertise to convert this extraordinary potential into results.

Balance is the theme for Countrywide's 2001 Annual Report. Balance remains the cornerstone of our evolving business model. We also balance our focus on high level strategy with attention to the granular details of daily operations. Countrywide seeks stability of earnings growth by balancing our core mortgage banking and diversification activities. Our diversification businesses are relatively insensitive to mortgage banking cycles. We believe that the needs of our three principal constituencies (shareholders, customers and employees) are fundamentally aligned with one another. Satisfied employees lead to satisfied customers that ultimately lead to satisfied shareholders. Balance will remain the key theme in the future as we continue pursuing our goal of maximizing shareholder value.

Countrywide acquired Treasury Bank in 2001 and became a Financial Holding Company. Due to reporting requirements imposed by the Federal Reserve, the Company began reporting its financial results on a calendar year basis effective January 1, 2002. The reporting period reflected in this Annual Report is for the ten months ended December 31, 2001. Comparisons to the prior period are made to the twelve months ended February 28, 2001 (fiscal 2001).

2001 OPERATIONAL PERFORMANCE

Countrywide's non-mortgage banking diversification businesses include insurance, banking, capital markets and global operations. Each of these businesses outperformed our expectations in 2001. Balboa Life & Casualty, our insurance carrier, had $315 million of net written premium for the ten months, up 29 percent from fiscal 2001. Countrywide Insurance Services, our insurance agency, reached 566,000 policies-in-force at December 31, 2001, 10 percent higher than last year. Assets held at Treasury Bank reached $840 million at December 31, 2001. Countrywide Securities Corporation, our securities broker-dealer, had securities trading volume of $1.2 trillion for the ten months, up 59 percent from fiscal 2001. Global Home Loans, our 70 percent-owned processing joint venture, originates almost 150,000 loans per year and subservices almost 800,000 loans for the Woolwich, a subsidiary of Barclay's Bank.

In mortgage banking, calendar 2001 was the year of the refinance boom. Total industry fundings eclipsed $2 trillion, easily surpassing the prior record of $1.5 trillion established in 1998. Countrywide surpassed its own full year record by funding $124 billion in the ten-month period. The previous full year mark was $93 billion in fiscal 1999. Low rates resulted in record prepayments in our servicing sector; but artful balancing and management of the macro-hedge resulted in the servicing portfolio growing 15 percent to $337 billion during the ten months. In contrast, many top servicers actually experienced a decline in their portfolios.

The LandSafe companies enjoyed a record year in loan closing services. During the ten months, 5.6 million orders were filled for credit reports, appraisals, title reports and flood determinations. The comparable number for the twelve months of fiscal 2001 was 3.4 million orders. Twenty-two percent of LandSafe orders are derived from third-party sources outside the Countrywide family.


$3.09
$3.29
$3.52
$3.14
$3.89
98
99
00
01
Ten Months Ended 12/31/01

DILUTED EARNINGS PER SHARE
Fiscal Year Ended February 28(29)


$2.1
$2.5
$2.9
$3.6
$4.1
98
99
00
01
As of 12/31/01

COMMON SHAREHOLDERS' EQUITY
(IN BILLIONS) As of February 28(29)

2001 EARNINGS PERFORMANCE

Countrywide reported record net earnings of $486 million despite the short ten-month reporting period. This amounted to $3.89 per diluted share, up 24 percent from fiscal 2001.

Pre-tax earnings from non-mortgage banking diversification efforts reached $170 million for the ten-month period, up 42 percent from fiscal 2001. Capital Markets businesses led the way and contributed $81 million, or 10 percent, of consolidated earnings. Insurance followed closely at $76 million and provided another 10 percent of consolidated earnings. Although our banking operations have just commenced, they already contributed $12 million of pre-tax earnings.

Record volume and record margins boosted production sector pre-tax earnings to $913 million. The LandSafe companies also capitalized on the refinance boom and reported record pre-tax earnings of $55 million.

OUTLOOK FOR 2002

Countrywide's macro-hedge strategy is designed to sustain our performance as we transition into the post-refinance boom environment. In fact, the Company is more balanced than ever and better positioned to maintain earnings growth after this boom.

Our non-mortgage banking diversification businesses now contribute 22 percent of our consolidated earnings. These businesses are relatively insensitive to mortgage banking cycles. Business development in these companies is increasingly coming from third-party sources outside the Countrywide family. Growth in these earnings streams provides a solid foundation for increasing earnings after the boom.

Servicing is the counter-cyclical complement to production in our macro-hedge. We have significant earnings growth potential simply based on the size of our $337 billion servicing portfolio. Net amortization expense, a deduction from earnings, was $1.2 billion for the ten-month period. Rising rates will drive this expense down and provide upside potential in earnings. Servicing margins will also benefit from low-cost, fixed-rate financing as rates rise. Rates were opportunistically swapped from floating-rate to historically low fixed-rates on $8 billion of long-term debt during 2001.

Countrywide's production sector should benefit from industry consolidation that makes rational pricing among our competitors more likely. The Company has also implemented a more variable cost structure. No branches were added and no significant physical infrastructure was required to ramp up our production operations for the refinance boom. Greater reliance on e-commerce in the origination process reduced the need to hire additional processing personnel. Reducing staff will be easier because approximately 3,000 temporary personnel were utilized to meet increased loan demand. Compensation is almost purely variable for the approximately 2,000 commissioned sales personnel we recently hired. This sales team will also be instrumental in accelerating our purchase market share growth after the boom. Portfolio lending capability through the bank will also make Countrywide much more competitive in the adjustable-rate lending market, which increases in significance after a refinance boom.

As we look forward in 2002, the key drivers of Countrywide's performance no longer hinge exclusively on our mortgage business. We have developed a balanced business model that leverages our world class mortgage banking platform. We possess the requisite management expertise to convert our potential into results. As in the past, balance will remain the key theme in the future as we continue pursuing our goal of maximizing shareholder value.





Angelo R. Mozilo
Chairman, CEO & President

Stanford L. Kurland
Executive Managing Director & COO

BALANCE...

the cornerstone of our evolving business model.



Balance has been the cornerstone of Countrywide's evolving business model since its inception in 1969. Philosophically, the Company has consistently been conservative in its risk management strategies, attempting to produce consistent and dependable results. The earliest evidence of this was the development of our macro-hedge strategy. Simply stated, the macro-hedge balances the counter-cyclical mortgage banking businesses of production and servicing that are highly inversely correlated. During low rate environments, production outperforms and subsidizes servicing, whereas servicing outperforms production during higher rate environments. Countrywide's seasoned management team has mastered the subtleties of balancing these two sectors throughout many interest rate cycles.

Balance is also demonstrated by the Company's business development focus in the production sector during a refinance boom. Many lenders rely almost exclusively on refinances because of easy access to this readily available business. In contrast, Countrywide never wavers from its long-term strategic focus on purchase business. In fact, we established an all-time Company record for purchase fundings of $59 billion for calendar 2001 in the midst of the largest refinance boom ever. The reason we focus on purchase business is the stable and dependable growth in consumer demand for this product. This market has consistently grown at 9 percent over the last ten years and similar levels are expected in the future.


32% Mortgage Broker
36% Correspondent
32% Retail

COUNTRYWIDE DIVISIONAL FUNDING MIX
Calendar Year 2001

Balance is also important in our production divisional funding mix. Many lenders focus on one particular lending channel: retail, mortgage broker or correspondent. This concentration can create issues with respect to competition, pricing or volume constraints. Historically, Countrywide has maintained roughly one-third of its funding volume from each channel. This balance enhances the consistency of our performance.

Balance in our business model is epitomized today through the interplay between our core mortgage operations and our diversification activities. Countrywide's first 25 years were focused on mortgage banking. The next five years, the late nineties, were marked by mortgage-centric diversification. This included loan closing services, reinsurance of mortgage insurance, expanded broker-dealer activities and new loan products, such as home equity and subprime loans. In the new millennium, our diversification efforts have evolved to center on businesses such as insurance, banking, capital markets and global operations. The performance of these businesses is relatively insensitive to U.S. mortgage banking cycles. Accordingly, Countrywide is more balanced than ever and better positioned to sustain consistent earnings growth.


$386
$472
$486
$557
$494
$559
$590
$749
$825
$827
$882
91
92
93
94
95
96
97
98
99
00
01

INDUSTRY PURCHASE VOLUME – 10-YEAR CAGR 9%
(IN BILLIONS) Calendar Year
Source: Mortgage Bankers Association


$5
$8
$13
$19
$23
$26
$28
$38
$44
$48
$59
91
92
93
94
95
96
97
98
99
00
01

COUNTRYWIDE PURCHASE VOLUME – 10-YEAR CAGR 29%
(IN BILLIONS) Calendar Year



BALANCING HIGH LEVEL STRATEGY WITH THE GRANULAR DETAILS...

overall success requires expertise in the fundamentals.



A key ingredient of Countrywide's success is a clear and attainable business plan. However, successful execution of that plan requires expertise in the fundamentals, the operational processes that drive daily performance.



RISK MANAGEMENT

While Countrywide has long possessed unparalleled risk management expertise, we now have increased our emphasis to support the expanded scope of our business model. Interest rate risk management is a key issue for the Company. In production, we manage a hedge to protect applications in process and loan inventory from rising rates after the initial rate commitment to the customer. Countrywide has a successful track record of over 25 years in effectively performing this function. In servicing, the key interest rate risk is the impact of declining rates on our investment in mortgage servicing rights. Countrywide has successfully managed this hedge for over 11 years. These risks, along with others such as credit, liquidity and reputation risk, are managed at the divisional operating level and monitored by the Chief Investment Officer, the Corporate Risk Management Committee and now by the new Enterprise Risk Assessment Group.

PROCESS MANAGEMENT

Countrywide prides itself on being a low-cost leader in operating efficiency. A key driver of this success is effective process management, the goal of which is to perform more operating tasks per employee at a cheaper cost per task. Our latest innovation comes from our Performance Management Group that has implemented a proprietary continuous improvement program called FASTER.™ Expertise in process management is the cornerstone of our global operation where we are contracted by international third-parties as a fee-based mortgage processor.

TECHNOLOGY

Technology has long been a hallmark of Countrywide. The goal of this technology effort is to optimize customer service and maximize operational efficiency. The bulk of our technology is proprietary and has been designed with direct input from the employees who use the technology.

Key origination technology includes AdvantEdge,® which is used for contact management; CLUES,® which is an artificial intelligence underwriting system; EDGE,℠ which is a loan origination processing system; and DynamicDox,™ which is an electronic document delivery vehicle. The Global Origination System and Global Servicing System have been designed to support our global operations and address multi-company, multi-currency and multi-lingual requirements. Countrywide has over 60 Internet websites. The Company's primary website is www.countrywide.com.



851
888
951
1,078
1,093
1,048
1,176
1,214
1,264
1,277
1,325
92
93
94
95
96
97
98
99
00
01
Ten Months Ended 12/31/01

AVERAGE LOANS SERVICED PER EMPLOYEE
Fiscal Year Ended February 28(29)

BALANCING OUR MORTGAGE EXPERTISE WITH DIVERSIFICATION INITIATIVES...

leveraging our core competencies and stabilizing our earnings growth.



The focus of recent diversification initiatives at Countrywide has been on businesses that are relatively insensitive to mortgage banking cycles. The "means" for developing these initiatives is leveraging our core competencies. The "end" for these initiatives is to stabilize our earnings growth and reduce our sensitivity to U.S. mortgage banking cycles.

Today, non-mortgage banking diversification earnings represent 22 percent of our consolidated earnings, up 42 percent from last year. Mortgage-centric diversification activities are excluded here because of their high correlation with mortgage banking cycles. Loan closing services offered through the LandSafe group of companies account for another 7 percent of consolidated earnings today.

INSURANCE

Reinsurance of mortgage insurance is conducted through Second Charter Reinsurance Company. Ceded premiums are received for providing a mezzanine layer of reinsurance on Countrywide-originated loans. Balboa Life & Casualty is an insurance carrier that offers lender-placed homeowners and auto insurance, as well as voluntary life, disability, homeowners, home warranty, mortgage catastrophe and GAP auto insurance. Countrywide Insurance Services is an insurance agency that offers homeowners, home warranty, auto, life and disability policies, among others, directly to retail consumers.

BANKING

The banking strategy is designed to capitalize on numerous readily available synergies with our other businesses. Overhead costs will be kept to a minimum. Certain of Countrywide's existing retail loan production branches will now include financial centers providing a physical presence in addition to the Internet. Our 3.2 million mortgage customers will provide a captive retail audience.

The bank will empower portfolio-lending capability at Countrywide and provide significant spread income. In addition, portfolio lending capability will make the Company a much more competitive adjustable-rate lender, especially in the aftermath of refinance booms. Attendant to its servicing portfolio, Countrywide has roughly $6 billion of core escrow funds that provide the bank with instantly available, low-cost funding.

CAPITAL MARKETS

Countrywide Securities Corporation, a securities broker-dealer, had securities trading volume of $1.2 trillion for the ten months ended December 31, 2001. Countrywide Asset Management is a distressed asset manager that acquires and manages non-performing loans for rehabilitation and eventual sale. Countrywide Servicing Exchange is a leading broker of mortgage servicing rights.

GLOBAL

The objective of our global operations is primarily to leverage our core competencies in mortgage processing. Global Home Loans, Ltd. is a 70 percent-owned joint venture with the Woolwich, a subsidiary of Barclay's Bank. The operation currently originates almost 150,000 loans per year for Woolwich and subservices almost 800,000 loans.


$0.8
$6.2
$16.9
$21.7
01 A
02 E
03 E
04 E

PROJECTED BANK ASSET GROWTH
(IN BILLIONS) As of December 31


$5
$10
$9
$19
$13
$19
$32
$43
$66
$119
$170
92
93
94
95
96
97
98
99
00
01
Ten Months Ended 12/31/01

DIVERSIFICATION EARNINGS TREND – 10-YEAR CAGR 42%
(IN MILLIONS) Fiscal Year Ended February 28(29)

BALANCING THE NEEDS OF OUR CONSTITUENCIES...

shareholders, customers and employees.



Countrywide believes that the needs of our three principal constituencies are fundamentally aligned with one another. Creating an environment that breeds satisfied employees leads to effective customer service and satisfied customers, which ultimately leads to strong operational and earnings performance and satisfied shareholders.

EMPLOYEES

Countrywide takes great pride in the 18,000 employees that represent it throughout the nation. The Company embraces its duty to focus on issues that are important to employees such as stability and opportunity for growth. Countrywide strives to manage itself through rate cycles in a manner that will maximize stability for its core employees. Growth is a constant at the Company because the mortgage market historically has grown at 7 percent per year, our market share continues to grow, and we add new businesses. Countrywide provides a fertile environment for employees who are talented and are seeking the opportunity to convert their personal potential into results. The Company derives a significant competitive advantage from the talent of its employees and their strong work ethic.



1,573
3,130
4,839
3,502
4,663
5,964
7,513
11,388
10,790
11,962
17,921
91
92
93
94
95
96
97
98
99
00
01

NUMBER OF EMPLOYEES
As of December 31

CUSTOMERS

Countrywide's growing market share is a strong indication that we are fulfilling the needs of our customers. In addition, J.D. Power and Associates ranked Countrywide as #1 in customer satisfaction among the largest national home mortgage lenders. Technology is a key driver of this quality service and a competitive advantage. Our "clicks-and-bricks" approach to e-commerce is a significant value proposition for our customers. Full product menus throughout our companies also make them convenient, one-stop shops for our customers. Competitive pricing, empowered by our low cost leadership, is also always important. Similar to our employees' interest in stability, our customers also desire stability and dependability.



SHAREHOLDERS

Meeting the needs of our employees and customers results in strong operational and financial performance that ultimately should draw recognition from the market. The Company's primary goal is to maximize shareholder value. The strategic evolution of our business model and our focus on optimal execution of that model are the blueprint for meeting that goal.

While Countrywide has a long-standing track record of full financial disclosure, the Company has an increased commitment to transparency in today's environment. The emphasis on this project will not simply be to disclose more data, but to clarify the economics and operations of the Company. The impact can already be felt in the financial statements included in this Annual Report as well as in our Form 10-K. The transparency project will continue to unfold over time and is not a one-time phenomenon.




$559
92
$693
93
$880
94
$942
95
$1,320
96
$1,612
97
$2,088
98
$2,519
99
$2,888
00
$3,559
01
$4,088
As of 12/31/01

NET WORTH – 10-YEAR CAGR 22%
(IN MILLIONS) As of February 28(29)

THE FUTURE...

sustaining balance to maximize shareholder value.



Our strategy for maximizing shareholder value in the future embraces the commitment to "balance" that we have demonstrated in the past.

Strategic planning has been formalized in order to develop and refine our business plan and effectively monitor our progress. We define Countrywide as a diversified financial services company serving consumers and institutions, with mortgage origination and servicing at its core. Our strategic mission is to transition from a highly admired mortgage banking company to a highly admired and valued provider of diversified consumer financial services through retail and institutional channels within five years. Our core strategy is to leverage our world class mortgage banking platform to grow our consumer and institutional businesses.


LOAN CLOSING SERVICES
BANKING
CAPITAL MARKETS
MORTGAGE BANKING
GLOBAL
INSURANCE SERVICES

COUNTRYWIDE'S STRATEGIC PLANNING BLUEPRINT

Mortgage banking will continue to be our core business. Consolidation in the industry creates unprecedented opportunity for the Company. Market share growth is targeted in production and servicing.

Diversification initiatives are designed to diminish earnings cyclicality as mortgages provide a declining share of consolidated earnings. We will continue to leverage our existing competencies as we develop these diversification businesses. Countrywide's goal is for diversification businesses to provide 50 percent of consolidated earnings by 2006, up from 22 percent today.

Customers will continue to be a top priority. Cross selling of multiple products to existing customers will be emphasized. Development of third-party business outside the Countrywide family will enhance our performance in our diversification initiatives. We will continue to develop the Countrywide brand in all of our markets.

Employees will remain our greatest asset. Our goal is to recruit, train and retain the best talent in our respective industries. Our management team is seasoned, committed and has achieved consensus on our vision for the future.

Balance will remain the underlying theme as Countrywide charts its future course. This formula has been successful in the past as we ascended to become a leader in mortgage banking. We expect this formula to work for us in the future as we evolve into a highly admired and valued provider of diversified consumer financial services.


1.5% Banking
.5% Global
78% Mortgage Banking
10% Capital Markets
10% Insurance

PRE-TAX EARNINGS MIX: 2001*
22% DIVERSIFIED BUSINESSES
*Ten Months Ended 12/31/01


25% Banking
5% Global
10% Capital Markets
50% Mortgage Banking
10% Insurance

PRE-TAX EARNINGS MIX: 2006 E
50% DIVERSIFIED BUSINESSES

	CUSTOMER ACQUISITION	PIPELINE
OPERATIONS	Lead Development ➤ Initial Processing	Loan Processing ➤ Funding
ACTIVITIES	Attract the customer Pre-approval Determine loan pricing Take loan application Collect credit information / calculate credit score Hedging	Hedging Underwriting Ensure satisfaction of loan conditions Communication of loan status among all parties Document preparation & delivery Settlement
HOW CCR MAKES MONEY		**Loan Origination Fees** Fees derived from loan processing services
NON-CHL UNITS INVOLVED	**LandSafe** - Credit reports	**LandSafe** - Appraisals - Title reports - Home inspection - Flood - Credit reports **CIS / Balboa** - Homeowners insurance - Home warranty
TECHNOLOGICAL CAPITAL	**Proprietary Point of Sale Systems** Countrywide.com FullSpectrumLending.com CWBC AdvantEdge Platinum EDGE GEMS **Proprietary Application Engines** Mustang Houdini CLUES	**Proprietary Processing & Closing Systems** DirectNet, DynamicDox Carousel, TLC GEMS, EDGE Status Mart **Proprietary Application Engines** CLUES, Mustang Houdini **LandSafe Technologies** Frauditor, CAPES Title / Escrow, Auto Credit Reporting Appraisal, Flood Inspection Home Inspection

WAREHOUSING	LOAN SALES	LOAN SERVICING
Secondary Marketing ➤ Loan Pooling	Securitization / Sale	Servicing
Individual loans grouped into pools Custodial services Hedging	Conforming loans sold to GSEs (Fannie Mae, Freddie Mac and Ginnie Mae) Non-conforming loans sold to various investors	Customer service to borrower Remittance processing Escrow analysis Tax & insurance impound account management Collection / Delinquency workout Foreclosure / Trustee management Loan payoff processing Cross selling other CCR products Investor accounting Document management
Net Interest Earned Interest earned on mortgage loan inventory less the cost of financing	**Gain on Sale of Loans** Servicing value created less direct pricing costs	**Loan Servicing Fees** Servicing fees Late charges Interest on escrow balances Ancillary income **Cross-selling**
Countrywide Bank - Custodial services	**Countrywide Securities Corporation** - Securitize non-conforming product - Coordinate whole loan sales	**Countrywide Bank** **Balboa Life & Casualty** **Countrywide Insurance Services** **Second Charter**
Proprietary Secondary Marketing Systems Saturn Houdini Jupiter Neptune Mercury Skylab Venus	**Proprietary Secondary Marketing System** Neptune	**Proprietary Loan Servicing Systems** TIRE Homebase Mortgage Scan TSO CARES TAPS Homepay Plus Carousel Focus



ANGELO R. MOZILO
Chairman of the Board since March 1999. **Chief Executive Officer** since February 1998 and **President** since March 2000. Co-founded Countrywide Home Loans, Inc. Served on the Board since 1969.



STANFORD L. KURLAND
Executive Managing Director since July 2000 and **Chief Operating Officer** since July 1988. **Chief Executive Officer of Countrywide Home Loans, Inc.**, since March 1999, and **President** since 1995. Served on the Board since 1999.



BEN M. ENIS, Ph.D.
Professor Emeritus of Marketing from the University of Southern California and serves as a **marketing consultant.** Retired from USC in 1998. Also serves as Director of Protection One Alarm Monitoring, Inc., a security alarm monitoring company. Served on the Board since 1984.



HENRY G. CISNEROS
Founder, Chairman and Chief Executive Officer, American CityVista (a joint venture with KB Home). Previously served as Secretary, U.S. Department of Housing and Urban Development under President Clinton. Served on the Board since 2001.



EDWIN HELLER
Attorney, Of Counsel for the law firm of Fried, Frank, Harris, Shriver & Jacobson since 1996. Previously, partner in firm for 39 years. Served on the Board since 1993.



JEFFREY M. CUNNINGHAM
Chairman, Cunningham Partners, Inc., a media and technology advisor and provider of venture capital services since April 2001. Previously served as Group Publisher of Forbes, Inc. for 18 years. Served on the Board since 1998.



GWENDOLYN S. KING
President of Podium Prose, a corporate speakers bureau and speech writing service. Previously served as Commissioner of the Social Security Administration and Deputy Assistant to the President, Director of Intergovernmental Affairs for the White House. Served on the Board since 2001.



ROBERT J. DONATO
Executive Vice President, Los Angeles Branch of UBS PaineWebber, Inc. since 1997. Previously served as Director of Institutional Sales for PaineWebber, Inc. Served on the Board since 1993.



OSCAR P. ROBERTSON
President and Chief Executive Officer, Orchem, Inc. (Specialty Chemical), which he founded in 1981. Serves on National Advisory Council for the Salvation Army. Member of the National Basketball Association Hall of Fame. Served on the Board since 2000.



MICHAEL E. DOUGHERTY
Co-Founder and Chairman, Dougherty Financial Group, LLC since 1977. Member of the Board of Directors of the University of Minnesota Physicians Group, Definity Health Corporation, and Allina Hospitals and Clinics. Served on the Board since 1998.



HARLEY W. SNYDER
Consultant and Private Real Estate Investor. Previously, owned major regional real estate, insurance, management, construction and development firms for 40 years. Director of the National Association of Realtors since 1972. Served on the Board since 1991.

FINANCIAL INFORMATION TABLE OF CONTENTS

(Dollar amounts in thousands, except per share data)	Ten Months Ended December 31, 2001	(Unaudited) Ten Months Ended December 31, 2000	Year Ended February 28 (29), 2001	2000	1999	1998
Statement of Earnings Data:[1]						
Revenues:						
Loan origination fees	$ 765,904	$ 309,675	$ 398,544	$ 406,458	$ 623,531	$ 301,389
Gain on sale of loans	913,094	429,753	611,092	557,743	699,433	417,427
Interest earned	1,821,897	1,078,231	1,341,402	998,646	1,029,066	584,076
Interest charges	(1,474,719)	(1,076,432)	(1,330,724)	(904,713)	(962,302)	(556,032)
Net interest earned	347,178	1,799	10,678	93,933	66,764	28,044
Loan servicing fees	1,281,652	978,781	1,201,177	996,861	842,583	734,982
Amortization and impairment/recovery of mortgage servicing rights, net of servicing hedge	(1,220,317)	(464,221)	(617,153)	(445,138)	(600,766)	(328,845)
Net loan servicing fees	61,335	514,560	584,024	551,723	241,817	406,137
Net insurance premiums earned	316,432	223,273	274,039	75,786	12,504	5,643
Commissions and other revenue	231,738	164,248	195,462	198,318	175,363	132,574
Gain on sale of subsidiary	—	—	—	4,424	—	57,381
Total revenues	2,635,681	1,643,308	2,073,839	1,888,385	1,819,412	1,348,595
Expenses:						
Salaries and related expenses	996,117	621,919	769,287	689,768	669,686	424,321
Occupancy and other office expenses	330,042	226,785	275,074	270,015	264,575	179,308
Marketing expenses	54,068	61,976	71,557	72,930	64,510	42,320
Insurance net losses	134,819	88,113	106,827	23,420	—	—
Other operating expenses	332,016	219,630	265,059	201,054	188,836	137,100
Total expenses	1,847,062	1,218,423	1,487,804	1,257,187	1,187,607	783,049
Earnings before income taxes	788,619	424,885	586,035	631,198	631,805	565,546
Provision for income taxes	302,613	153,200	211,882	220,955	246,404	220,563
Net earnings	$ 486,006	$ 271,685	$ 374,153	$ 410,243	$ 385,401	$ 344,983
Per Share Data:[2]						
Basic[3]	$ 4.04	$ 2.37	$ 3.26	$ 3.63	$ 3.46	$ 3.21
Diluted[3]	$ 3.89	$ 2.30	$ 3.14	$ 3.52	$ 3.29	$ 3.09
Cash dividends per share	$ 0.30	$ 0.30	$ 0.40	$ 0.40	$ 0.32	$ 0.32
Weighted average shares outstanding:						
Basic	120,339,000	114,495,000	114,932,000	113,083,000	111,414,000	107,491,000
Diluted	124,793,000	118,317,000	119,035,000	116,688,000	117,045,000	111,526,000
Selected Balance Sheet Data at End of Period:[1]						
Total assets	$37,216,804	$26,132,132	$22,955,507	$15,822,328	$15,648,256	$12,183,211
Short-term debt	$15,105,370	$12,157,436	$ 7,300,030	$ 2,529,302	$ 3,982,435	$ 3,279,489
Long-term debt	$10,897,481	$ 7,149,323	$ 7,643,991	$ 7,253,323	$ 5,953,324	$ 4,195,732
Common shareholders' equity	$ 4,087,642	$ 3,313,789	$ 3,559,264	$ 2,887,879	$ 2,518,885	$ 2,087,943
Operating Data (dollar amounts in millions):						
Loan servicing portfolio[4]	$ 336,627	$ 284,894	$ 293,600	$ 250,192	$ 215,489	$ 182,889
Volume of loans originated	$ 123,969	$ 54,698	$ 68,923	$ 66,740	$ 92,881	$ 48,772

[1]Certain amounts in the Consolidated Financial Statements have been reclassified to conform to current year presentation.

[2]Adjusted to reflect subsequent stock dividends and splits.

[3]Earnings per share for the year ended February 28, 1998 include a $57.4 million gain on sale of subsidiary. Excluding the non-recurring gain on sale of subsidiary, basic and diluted earnings per share would have been $2.88 and $2.78, respectively.

[4]Includes warehoused loans and loans under subservicing agreements.

GENERAL

The Company's core business is residential Mortgage Banking. Historically, the vast majority of the Company's earnings and capital investment is attributable to its Mortgage Banking business. In recent years, the Company has begun to significantly expand its operations beyond Mortgage Banking. With its entry into Banking in 2001, the Company now has five major business segments: Mortgage Banking, Insurance, Capital Markets, Global, and Banking. This diversification was done both to capitalize on meaningful synergies with the Company's core Mortgage Banking business as well as to provide a steady source of earnings growth that is not as subject to the cyclical nature of the mortgage banking business. Although Mortgage Banking will remain the Company's core business – and Management remains optimistic about Mortgage Banking's future prospects – the Company expects its non-Mortgage Banking businesses to contribute a steadily increasing percentage of the Company's overall earnings in the future.

The Company's results of operations historically have been influenced primarily by the level of demand for mortgage loans, which is affected by external factors such as prevailing mortgage rates and the strength of the United States housing market.

CRITICAL ACCOUNTING POLICIES

The accounting policies that have the greatest impact on the Company's financial condition and results of operations and that require the most judgment are those relating to its mortgage securitization activities and the ongoing valuation of retained interests, particularly Mortgage Servicing Rights ("MSRs"), that emanate from those activities, and its hedging activities.

Gain on Sale

The Company securitizes substantially all of the mortgage loans it produces and sells those securities on a regular basis in the secondary mortgage market. By-products of those securitizations are certain retained interests, including MSRs, interest-only securities, principal-only securities, and residual securities, which the Company generally holds as long-term investments.

In effect, the Company determines the gain on sale of a security by allocating the acquisition cost of the underlying mortgage loans between the security and the retained interests, based on their relative estimated fair values. The reported gain is the difference between the cash proceeds from the sale of the security and its allocated cost.

Following is a hypothetical example of this accounting concept:

Acquisition cost of mortgage loans underlying a security	$ 1,000,000
Fair Values:	
Security	$ 990,000
Retained Interests	20,000
Total fair value	$ 1,010,000
Computation of gain on sale of security:	
Sales proceeds	$ 990,000
Less: allocated cost ($1,000,000 x $990,000/$1,010,000)	980,198
Gain on sale	$ 9,802
Initial recorded value of retained interests ($1,000,000-$980,198)	$ 19,802

Retained Interest Valuation

The determination of fair values of the retained interests at the initial recording and on an ongoing basis requires considerable management judgment. Unlike agency mortgage-backed securities, the market value of retained interests is not readily ascertainable with precision because these assets are not actively traded in stand-alone markets. For some MSRs, it is possible to indirectly ascertain approximate market values through observations of the whole-loan mortgage market. Similarly, the market value of some interest-only and principal-only securities can be estimated based upon the observed prices of similar agency securities. The Company uses available market data along with industry convention as well as discounted cash flow models to arrive at the initial fair values of its retained interests.

Once recorded, retained interests are periodically evaluated for impairment. Impairment is defined generally as a reduction in current fair value below carrying value. If a retained interest is impaired, the impairment is recognized in current-period earnings. MSR impairment is recorded through a valuation allowance. If the value of MSRs subsequently increases, the valuation allowance can be recovered through a credit to current-period earnings. As of December 31, 2001, the MSR impairment valuation allowance was $935.5 million. For other retained interests (with the exception of principal-only securities, if the value subsequently increases it is recognized prospectively through a higher effective yield.

Generally, for impairment purposes, the Company estimates fair values through use of proprietary zero-volatility cash models and prepayment models. The Company has incorporated underlying assumptions it believes other major market participants would use to compute fair values. With regard to MSRs, the Company has incorporated cash flow elements it believes other major market participants would consider to derive the fair value of MSRs. Those cash flows associated with MSRs consist of: net service fees; earnings from escrow balances; late charges; prepayment penalties; cross-sell activities, namely insurance and home equity loans; loan retention benefits; net captive reinsurance premiums; government loan remarketing gains; other miscellaneous fees; servicing operating costs; servicing advance costs, and foreclosure-related costs.

At December 31, 2001, the Company's investment in MSRs was stratified as follows:

(Dollar amounts in millions)	Total Portfolio at December 31, 2001			
Mortgage Rate	Principal Balance[1]	Percent of Total	Weighted Average Maturity (Years)	MSR Balance
7% and under	$ 136,849.3	41.8%	24.6	$ 2,707.5
7.01-8%	135,022.4	41.2%	26.0	2,587.8
8.01-9%	36,655.3	11.2%	26.3	537.8
9.01-10%	9,111.1	2.8%	25.1	127.5
over 10%	9,902.2	3.0%	22.6	155.5
	$ 327,540.3	100.0%	25.3	$ 6,116.1

[1]Excludes subservicing

The following table shows the value sensitivity of the MSRs and other retained interests to the key assumptions used by the Company to determine their fair values at December 31, 2001:

(Dollar amounts in thousands)	MSRs	Other Retained Interests
Fair value of mortgage servicing rights	$ 6,116,082	$ 1,184,592
Weighted-average life (in years)	5.9	3.3
WEIGHTED-AVERAGE PREPAYMENT SPEED (Annual Rate)	17.2%	28.2%
Impact of 10% adverse change	$ 230,304	$ 69,513
Impact of 20% adverse change	$ 441,858	$ 130,807
WEIGHTED-AVERAGE DISCOUNT RATE (Annual Rate)	11.1%	15.2%
Impact of 10% adverse change	$ 245,260	$ 20,139
Impact of 20% adverse change	$ 472,130	$ 39,105
WEIGHTED-AVERAGE LIFETIME CREDIT LOSSES	0.02%	3.00%
Impact of 10% adverse change	$ 16,515	$ 25,280
Impact of 20% adverse change	$ 34,604	$ 50,560

These sensitivities are hypothetical and should be used with caution. The preceding information is furnished to provide the reader with a basis for assessing the sensitivity of the values presented to changes in assumptions. As the figures indicate, changes in fair value based on a 10% variation in individual assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. In addition, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, changes in prepayment speed estimates could result in changes in credit losses), which might magnify or counteract the sensitivities.

The Company reviews all major valuation assumptions periodically using the most recent empirical and market data available and makes adjustments where warranted.

MSR Amortization

MSRs are also subject to periodic amortization. The Company computes MSR amortization by applying the ratio of the net MSR cash flows projected for the current period to the estimated total remaining net MSR cash flows. The estimated total remaining net MSR cash flows are determined at the beginning of each reporting period, using prepayment assumptions applicable at that time.

Derivatives and Hedging Activities

The Company utilizes various financial instruments, including derivatives contracts, to manage the interest rate risk. All derivatives are recorded at fair value. The fair value for the majority of the derivative instruments is based on market or dealer quotes and, as such, does not require significant judgment. The Committed Pipeline, which is comprised of interest rate lock commitments ("IRLCs") issued on residential mortgage loans held for sale (the "Committed Pipeline"), is considered a portfolio of derivative instruments. Unlike the majority of the derivative instruments, the market value of the Committed Pipeline is not readily ascertainable with precision because IRLCs are not actively traded in stand-alone markets. The Company determines the fair value of the IRLCs by measuring the change in the value of the underlying asset while taking into consideration the probability that the IRLCs will close. The Company uses sophisticated software to estimate the amount and timing of IRLCs that will close based upon potential interest rate movements, the source of the applications, and their aging.

In addition, the Company may qualify some of its hedging activities for hedge accounting, which requires ongoing testing of effectiveness. Management has discretion in determining how effectiveness will be tested. Generally, the Company tests effectiveness using a statistical measure of effectiveness, which is documented prior to the adoption of hedge accounting.

CHANGE IN FISCAL YEAR

Effective December 31, 2001, the Company changed its year-end from February 28 to December 31. Information in this report for the current year is representative of the ten-month period March 1, 2001 through December 31, 2001. Management changed the reporting period to conform the Company's reporting periods to those required by the Board of Governors of the Federal Reserve for regulatory reporting purposes.

CONSOLIDATED EARNINGS PERFORMANCE

Ten Months Ended December 31, 2001 (audited) Compared with Ten Months Ended December 31, 2000 (unaudited)

The Company's diluted earnings per share for the ten months ended December 31, 2001 were $3.89, an all-time record, despite the shortened reporting period. Net earnings were up 79% from the ten-month period ended December 31, 2000. This record earnings performance was driven principally by the record level of mortgage loans produced by the Company – $124.0 billion – as compared to $54.7 billion for the year-ago period.

Industry-wide, mortgage originations eclipsed $2 trillion in calendar 2001 – another record number – driven in turn by record levels of refinance activity and housing activity in the United States. Especially with regard to refinances, this historic level of activity was stimulated by mortgage rates that reached forty-year lows. The level of housing activity that resulted in almost $1 trillion in purchase mortgages is particularly noteworthy given the relative weakness in the overall national economy in 2001. In fact, the resilience of the United States housing market is widely credited for limiting the depth and breadth of the latest United States recession.

The unprecedented demand for mortgages drove not only record volumes but also record production margins, as industry capacity struggled to keep up with demand for most of the year. The combination of record volumes and record margins propelled loan production pre-tax earnings to $912.8 million for the ten-month period, up $836.7 million from the year-ago period. The Company significantly increased the number of sales and processing staff in its loan production divisions to cope with the unprecedented demand. As volumes moderate, the incremental processing staff (consisting largely of temporary employees) will be reduced. However, the Company plans to continue building its sales staff despite any potential drop in loan origination volume as a key component of its purchase market share growth initiative.

On the negative side, the Company experienced substantial runoff from its servicing portfolio during 2001. This, coupled with the expectation of continued higher-than-normal runoff as of year-end, resulted in significant amortization and impairment of the Company's MSRs and other retained interests, net of hedge gains, for the ten months ended December 31, 2001. The combined amount of amortization and impairment of MSRs and other retained interests, net of hedge gains, was $896.4 million over the amount recorded for the ten months ended December 31, 2000. In short, the recent period was an extreme example of the dynamic balance between the Company's loan origination and loan servicing businesses.

On a combined basis the Mortgage Banking Segment generated record pre-tax earnings of $619.0 million, up 85% from the prior period.

The Company's non-mortgage banking businesses also were significant contributors to the record earnings performance in the most recent period. In particular, the Capital Markets Segment had pre-tax earnings of $81.2 million, up from $29.3 million in the year-ago period. Capital Markets has grown its core franchise significantly over the last five years and is now among the top-ten firms in the secondary mortgage market (its niche). This division was also a beneficiary of the robust activity in the secondary mortgage market, as well as the favorable yield curve. In total, non-mortgage banking businesses contributed $169.6 million in pre-tax earnings for the ten months ended December 31, 2001, up from $89.7 million for the year-ago period. Growth in non-mortgage banking businesses is a key strategy to reduce variability of earnings due to changes in interest rates.

Fiscal 2001 Compared with Fiscal 2000

The Company's diluted earnings per share for Fiscal 2001 were $3.14, the fourth largest amount in the Company's history. However, that amount represented a 5% decline from Fiscal 2000 (after taking into account a one-time deferred tax write-off that increased earnings per share by $0.21 in Fiscal 2000). Fiscal 2001 was accentuated by fierce competition in the mortgage industry, as lenders dealt with excess capacity remaining in the aftermath of the last refinance boom in 1998-1999. This difficult environment was exacerbated by the inverted yield curve that existed throughout most of the year.

As a result of that environment, loan production pre-tax earnings in Fiscal 2001 were down 21% from the prior year, despite a slight increase in loan volume. In addition, although the servicing portfolio grew 17% year-over-year, loan servicing earnings were down 23%, due to an increase in net impairment of MSRs and other retained interests of $103.7 million. Incorporating the results of the Company's loan closing services business, pre-tax earnings from the Company's core mortgage banking business were down 17% in Fiscal 2001 from Fiscal 2000. On a positive note, as previously stated, the Company did increase its servicing portfolio by 17%, and increased purchase mortgage originations by 14% — both key metrics as it relates to the Company's long-term performance. In addition, the production of non-traditional mortgage loans (i.e., home equity and subprime loans), increased 28% in Fiscal 2001.

Partially offsetting the decline in performance of its core business was the Company's non-mortgage banking businesses. Most notable was the insurance division, which contributed $74.0 million in pre-tax profits in Fiscal 2001, up $36.2 million from Fiscal 2000. This increase was attributable to Balboa Life and Casualty Group ("Balboa"), the Company's insurance carrier, which had its first full year of operations, having been acquired in November 1999, and to growth in the Company's mortgage reinsurance business. Also contributing to the growth was the Capital Markets Segment that, despite a difficult rate environment, posted a $10.8 million increase in pre-tax profits in Fiscal 2001. Combined, the non-mortgage banking businesses had pre-tax earnings of $119.2 million in Fiscal 2001, up 81% from Fiscal 2000.

OPERATING SEGMENT RESULTS

Ten Months Ended December 31, 2001 (audited) Compared with Ten Months Ended December 31, 2000 (unaudited)

The Company's pre-tax earnings by segment are summarized below.

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	2000
Mortgage Banking:		
Production	$ 912,762	$ 76,050
Servicing	(348,442)	233,788
Closing Services	54,653	25,363
Total Mortgage Banking	618,973	335,201
Diversified Businesses:		
Insurance	76,342	59,604
Capital Markets	81,160	29,337
Global Operations	3,912	2,359
Banking	12,431	(207)
Other	(4,199)	(1,409)
Total Diversified Businesses	169,646	89,684
Pre-tax Earnings	$ 788,619	$ 424,885

Mortgage Banking Segment

The Mortgage Banking Segment is comprised of three distinct sectors: Loan Production, Loan Servicing, and Loan Closing Services. In general, the Loan Production and Loan Closing Services Sectors perform at their best when mortgage rates are low and loan origination volume is high. Conversely, the Loan Servicing Sector performs well when mortgage rates are relatively high and loan prepayments are low. Consequently, given the historic low level of mortgage rates and attendant record level of mortgage originations and prepayments industry-wide during the current period, it follows that the Loan Production and Loan Closing Services Sectors achieved historic highs in earnings and the Loan Servicing Sector saw record losses. To moderate the cyclical nature of the mortgage banking business the Company strives to balance these sectors.

Loan Production Sector

The Loan Production Sector produces mortgage loans through three separate divisions of the Company's principal subsidiary, Countrywide Home Loans, Inc. ("CHL") and through Full Spectrum Lending, Inc. All four units produced record volumes and earnings for the period. The following table shows total loan volume by unit:

(Dollar amounts in millions)	Loan Production	
	Ten Months Ended December 31,	
	2001	2000
Consumer Markets Division	$ 37,391	$ 14,684
Wholesale Lending Division	39,312	15,604
Correspondent Lending Division	45,469	23,043
Full Spectrum Lending, Inc.	1,797	1,367
	$ 123,969	$ 54,698

The record demand for mortgages enabled the Loan Production Sector to achieve record profit margins. The Loan Production Sector was capacity constrained and margins (i.e., points and fees charged) were used to regulate the volume. As can be inferred, the sector was operating at or near 100% capacity throughout the period, which drove down per-unit costs. Because of the excess demand, the Loan Production Sector scaled back on its marketing expenses.

The 127% overall increase in loan production volume was driven largely by refinances, although notably purchase-money loans increased 22%. The increase in purchase-money loans is significant as this is the stable growth component of the mortgage market (refinances are driven largely by prevailing mortgage rates). All divisions contributed to the increase in purchase-money loans. The following table summarizes loan production by purpose and by interest rate type:

(Dollar amounts in millions)	Loan Production	
	Ten Months Ended December 31,	
	2001	2000
Purchase	$ 52,338	$ 42,776
Refinance	71,631	11,922
	$ 123,969	$ 54,698
Fixed Rate	$ 108,596	$ 42,163
Adjustable Rate	15,373	12,535
	$ 123,969	$ 54,698

Also noteworthy was the volume of non-traditional mortgages produced during the current period – up 33% from the year ago period. These non-traditional mortgages are a key component of the Company's overall diversification initiative. The following table summarizes this production:

(Dollar amounts in millions)	Non-Traditional Loan Production	
	Ten Months Ended December 31,	
	2001	2000
Subprime	$ 5,580	$ 3,905
Home Equity	5,639	4,500
	$ 11,219	$ 8,405

The Company successfully retained a significant percentage of the customers who prepaid their mortgage during the period. The overall retention rate was 35%; for retail customers the rate was 41%. Notably, 63% of the Consumer Market Division's total loan production during the period was sourced from the Company's servicing portfolio. The high retention rates during the most recent period were due, in part, to the high level of refinances. The Company has been most successful in retaining customers who refinance their existing mortgage in such an environment. During the ten months ended December 31, 2001, 86% of the Consumer Markets Division's refinance loan volume was from existing mortgage customers. This synergy is a major source of value derived from the Company's MSR investment.

The Consumer Markets Division also successfully grew its commissioned sales force during the period, ending the year with 1,393 salespersons on staff. The increased sales capacity was a major reason for the growth in purchase-money loans.

At December 31, 2001, the Company held $3.3 billion of recently produced home equity loans in inventory. Had the Company securitized and sold these loans on that date, the Production Sector would have recognized an additional gain on sale of approximately $100 million. The Company elected to defer the sale of these loans because of its available financing capacity, improved overall economics, and the planned transfer of a portion of the loans to the Company's new Bank as a portfolio investment.

Loan Servicing Sector

The Loan Servicing Sector reflects the performance of the Company's investments in MSRs and other retained interests, as well as profits from sub-servicing activities in the United States. The Loan Servicing Sector incorporates a significant operation, namely the 4,000 employees that service the Company's 3.2 million mortgage customers. How effectively this servicing operation drives down costs and increases ancillary income from the portfolio has a significant impact on the long-term performance of this sector.

The Loan Servicing Sector experienced record losses during the recent period. This was not unexpected given the level of refinance activity that ensued, driven by mortgage rates that reached forty-year lows. The Company's MSRs and other retained interests represent the present value of cash flow streams that are closely linked to the life of the underlying servicing portfolio. The substantial increase in actual and forecasted prepayment activity reduced the life of the servicing portfolio and thus the value of the Company's related investments, as reflected in the combined $1,472.8 million impairment charge and $805.5 million in MSR amortization for the period.

The MSR impairment charge was partially offset by a Servicing Hedge gain of $909.0 million. The net impairment of $563.8 million for the period is in tandem with the historic level of profits generated by the Loan Production Sector. In a stable interest rate environment, Management would expect no significant impairment, and would expect to incur Servicing Hedge expense driven primarily by the composition of the hedge and the cost of the underlying options.

In concert with impairment, the Company recorded $805.5 million of MSR amortization during the current period, as compared to $412.5 million during the year-ago period. This increase reflected the reduction in estimated future cash flows from the MSRs owing to higher expected overall prepayment rates.

Despite the level of prepayments, the Company was able to increase its servicing portfolio to $336.6 billion at December 31, 2001, an 18% increase from the prior year. At the same time, the overall weighted-average note rate was reduced from 7.8% to 7.5%.

The following table shows the weighted-average note rate by major loan type:

	Weighted Average Interest Rate December 31,	
	2001	2000
Fixed:		
Conventional	7.3%	7.5%
FHA[1] / VA[2]	7.5%	7.7%
Subprime	10.0%	11.8%
Home Equity	10.0%	10.5%
Total Fixed-Rate Mortgages	7.4%	7.7%
ARM:		
Conventional	6.8%	7.8%
FHA / VA	7.4%	8.0%
Subprime	9.6%	10.0%
Home Equity	6.2%	10.6%
Total ARMs	7.6%	8.8%
Grand Total	7.5%	7.8%

[1]Federal Housing Administration
[2]Department of Veteran Affairs

Closing Services Sector

This sector is comprised of the LandSafe companies that provide credit reports, appraisals, title reports, and flood inspections primarily to the Loan Production Sector but increasingly to third parties as well. The Company's integration of these previously out-sourced services has provided not only incremental profits but also increased overall levels of service and quality control.

Combined, the LandSafe companies produced $54.7 million in pre-tax earnings, a 115% increase over the year-ago period. This increase was in line with the Company's growth in loan production. During the period, approximately 22% of LandSafe's revenues were from third parties. Management believes that percentage will rise in the future.

The following table shows the units processed during the respective periods:

(Units in thousands)	Ten Months Ended December 31, 2001	2000
Credit Reports	2,581	1,356
Flood Determinations	1,020	477
Appraisals	328	196
Automated Property Valuation Services	1,575	508
Title Reports	37	18
Default Title Orders	24	24
Other Title and Escrow Services	30	19
	5,595	2,598

Diversified Businesses

To reduce the variability of the Company's earnings due to changes in interest rates, Countrywide has implemented a synergistic diversification strategy, whereby the Company has expanded into businesses that leverage off the mortgage banking platform. Pre-tax earnings for these diversified businesses increased $80.0 million in the ten months ended December 31, 2001 over the ten months ended December 31, 2000.

Insurance Segment

This segment consists of Balboa which is a national provider of property, life and liability insurance; Second Charter Reinsurance Company which is a primary mortgage reinsurance company and Insurance Agency Operations. Insurance Agency Operations consists primarily of Countrywide Insurance Services, Inc., which is a national insurance agency offering a full menu of insurance products directly to consumers and DirectNet Insurance Agency, which provides turnkey and customized personal insurance solutions to the customers of other financial institutions.

Segment pre-tax earnings increased 28% over the prior year, to $76.3 million. Following is the pre-tax earnings by company:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	2000
Balboa	$ 22,862	$ 17,377
Second Charter Reinsurance Company	49,366	38,695
Insurance Agency Operations	5,708	3,593
Other	(1,594)	(61)
	$ 76,342	$ 59,604

The growth in pre-tax earnings at Balboa and Second Charter was driven largely by increased net written premiums. Following are the net written premiums for each company:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	2000
Balboa	$ 315,000	$ 200,000
Second Charter Reinsurance Company	48,438	35,863
	$ 363,438	$ 235,863

Second Charter's increase in premiums was due to growth in the Company's servicing portfolio, as well as to increased reinsurance coverage provided to various mortgage insurance companies on existing policies. Balboa's increase was attributable to growth both in its forced-order and voluntary lines. The growth in voluntary insurance was achieved through penetration of the Company's mortgage customer base through Countrywide Insurance Services, Inc. During the current period, Balboa underwrote approximately 37% of the policies placed by Countrywide Insurance Services, Inc.

Following are the provisions for insurance losses recorded by each company:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	2000
Balboa	$ 132,419	$ 88,113
Second Charter Reinsurance Company	2,400	—
	$ 134,819	$ 88,113

Balboa's increase in insurance losses is in line with the increase in net earned premiums. Balboa manages its insurance risk very conservatively through reinsurance. Balboa seeks to earn profits by capitalizing on the Company's customer base, and its institutional relationships, as well as through operating efficiencies and sound underwriting. Second Charter historically has not experienced insurance losses, owing to a strong economy and to an even stronger housing market. During the year the Company revised its reinsurance contracts, in essence providing additional coverage in exchange for additional ceded premiums. Consequently, Management expects Second Charter to incur insurance losses in the future, although absent a significant housing recession Management believes Second Charter's profits will continue to rise in tandem with the servicing portfolio.

Capital Markets Segment

The Capital Markets Segment ("CCM") achieved record earnings of $81.2 million for the ten-month period, up 177% from the year-ago period. CCM capitalized on the robust secondary mortgage market, high price volatility, and low short-term interest rates that prevailed during the period. Countrywide Securities Corporation ("CSC"), the Company's broker-dealer, saw its total trading volume increase 112% to $1.2 trillion. The following table shows the composition of CSC's trading volume by instrument:

(Dollar amounts in millions)	Ten Months Ended December 31, 2001	2000
Mortgage-backed securities	$ 1,137,752	$ 543,014
Loans	13,730	2,309
Asset-backed securities	20,460	10,727
Other	11,142	2,550
	$ 1,183,084	$ 558,600

Countrywide Asset Management Corporation also benefited from the low interest rate environment. Following is a breakdown of CCM's pre-tax earnings by company:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	2000
Countrywide Securities Corporation	$ 65,282	$ 24,527
Countrywide Servicing Exchange	1,044	3,059
Countrywide Asset Management Corporation	14,890	1,823
Other	(56)	(72)
	$ 81,160	$ 29,337

Approximately $40.4 million of CSC's pre-tax earnings during the period resulted from sourcing the collateral for and underwriting $6.4 billion of subprime mortgage securitizations. Management views that particular activity as highly opportunistic. Countrywide Asset Management Corporation's earnings stemmed primarily from third-party sourcing and subsequent securitization of once-delinquent FHA and VA loans. The decline in profits in Countrywide Servicing Exchange was reflective of the long-term trend of reduced secondary trading of MSRs that coincides with the consolidation trend in the mortgage industry.

Management believes the highly favorable market conditions that prevailed in 2001 may not persist in 2002 and, consequently, it may be difficult for CCM to achieve earnings growth in 2002. However, Management believes that CCM's core franchise can produce high levels of earnings in a less favorable environment.

Global Operations Segment

Global had pre-tax earnings of $3.9 million, a 66% increase over the year ago period. The increase was attributable to higher negotiated fees and to greater processing volume and improved productivity.

Management believes Global will be successful in attracting significant additional third-party business in 2002. In anticipation, Global is gearing up its infrastructure. Longer term, Management believes it will expand its international operations beyond the United Kingdom. Management believes the Company's advanced mortgage technology and expertise create an extraordinary opportunity in developing mortgage markets around the globe.

Banking Segment

This segment commenced operations in calendar 2001. The segment achieved pre-tax earnings of $12.4 million for the period. Following is the composition of pre-tax earnings by company:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	2000
Countrywide Warehouse Lending ("CWL")	$ 12,311	$ 506
Treasury Bank	645	—
Bank Holding Company	(525)	(713)
	$ 12,431	$ (207)

The record level of activity in the mortgage originations market enhanced earnings for CWL during the period, as CWL's secured loans outstanding reached a peak of $1.4 billion. Looking forward, Management believes the synergy between CWL and the Correspondent Lending Division (the Company's correspondent production arm), as well as the ongoing reduction in supply of warehouse credit in the market, creates *an opportunity for significant growth in CWL's market share.* How this will translate into growth in earnings is partly dependent on the degree of consolidation in the mortgage lending industry in the future.

Treasury Bank obtained regulatory approval of its three-year business plan in November 2001. The plan calls for the Bank to increase assets to $22 billion, primarily sourced through the Company's mortgage banking operation. Likewise, a significant portion of the Bank's liabilities will come from the Mortgage Banking segment, primarily in the form of impound accounts, as well as consumer deposits solicited from the mortgage banking customer base. Largely because of these synergies, Management is confident about achieving the Bank's growth targets.

The Bank strategy entails holding loans in portfolio that historically would have been immediately securitized and sold in the secondary mortgage market. Management believes this strategy will increase earnings, as well as provide more stable earnings, *over the long term; although in the short-term, reported profits will be impacted by* the reduction in gains otherwise recognizable at time of sale. The extent to which the Bank generates long-term incremental profits on a consolidated basis will depend largely on how Treasury Bank's overall cost of funds compare to those costs implicit in securitization.

Fiscal 2001 Compared with Fiscal 2000

The Company's pre-tax earnings by segment are summarized below.

(Dollar amounts in thousands)	Fiscal 2001	Fiscal 2000
Mortgage Banking:		
Production	$ 206,235	$ 259,868
Servicing	226,480	292,365
Closing Services	34,121	13,156
Total Mortgage Banking	466,836	565,389
Diversified Businesses:		
Insurance	74,029	37,800
Capital Markets	43,411	32,655
Global	3,084	(1,731)
Banking	(46)	(530)
Other	(1,279)	(2,385)
Total Diversified Businesses	119,199	65,809
Pre-tax Earnings	$ 586,035	$ 631,198

Mortgage Banking Segment

The Mortgage Banking Segment is comprised of three distinct sectors: Loan Production, Loan Servicing, and Loan Closing Services. In general, the Loan Production and Loan Closing Services Sectors perform at their best when mortgage rates are low and loan origination volume is high. Conversely, the Loan Servicing Sector performs well when *mortgage rates are relatively high and loan prepayments are low.* To combat the cyclical nature of the mortgage banking business the Company strives to balance these sectors.

Loan Production Sector

Total loan volume increased 3% in fiscal 2001 despite an estimated 20% drop in market originations in calendar 2000. The Correspondent Lending Division fared the best in a difficult operating environment, as expected, given the relative elasticity of their infrastructure and lack of dependence on refinances. The following table shows total loan volume by unit:

(Dollar amounts in millions)	Loan Production	
	Fiscal 2001	Fiscal 2000
Consumer Markets Division	$ 18,976	$ 19,967
Wholesale Lending Division	19,940	19,116
Correspondent Lending Division	28,402	26,240
Full Spectrum Lending, Inc.	1,605	1,417
	$ 68,923	$ 66,740

The overall increase in loan production volume was driven entirely by purchase-money loans, as refinances declined by 17% owing to an increase in prevailing mortgage rates. The increase in purchase-money loans is significant as this is the stable growth component of the mortgage market (refinances are driven largely by prevailing mortgage rates). All divisions contributed to the increase.

The following table summarizes loan production by purpose and by interest rate type:

(Dollar amounts in millions)	Loan Production	
	Fiscal 2001	Fiscal 2000
Purchase	$ 49,696	$ 43,594
Refinance	19,227	23,146
	$ 68,923	$ 66,740
Fixed Rate	$ 59,349	$ 57,178
Adjustable Rate	9,574	9,562
	$ 68,923	$ 66,740

Also noteworthy was the volume of non-traditional mortgages produced during the current period – up 28% from the year-ago period. These non-traditional mortgages are a key component of the Company's overall diversification initiative.

The following table summarizes this production:

(Dollar amounts in millions)	Non-Traditional Loan Production	
	Fiscal 2001	Fiscal 2000
Subprime	$ 5,360	$ 4,156
Home Equity	4,659	3,636
	$ 10,019	$ 7,792

Due to significant price competition in the prime, first lien, mortgage market driven by contraction in the market caused by the decline in refinances, the Loan Production Sector experienced a decline in profit margins. This decline was most severe in the Consumer Markets Division, caused by its relatively high operating leverage and dependence on refinances.

Importantly for the long-term, in Fiscal 2001 the Consumer Markets Division commenced a fundamental restructuring of its business model. Specifically, the division began to build a "best-in-class" sales organization, consisting of a dedicated commissioned sales force and the attendant management, systems and operations support. In addition, to create more flexible processing capacity the Consumer Markets Division began to centralize their processing operations. Management believes these changes to the business model, coupled with its ongoing investment in technology, will have a dramatic positive impact on the division's performance in the future.

The Wholesale Lending Division made significant improvements during Fiscal 2001 in both internal systems as well as its business partner website ("CWBC") which Management believes will better position the division to compete in the future. Specifically, the division has seen funding through CWBC grow from 34% of its total fundings in Fiscal 2000 to 85% of total fundings in Fiscal 2001 and this growth continues. The use of CWBC is a more streamlined means of conducting business between the Wholesale Lending Division and its customers which will better position the Wholesale Lending Division for the future.

In Fiscal 2001, the Correspondent Lending Division consolidated the division's three national operations sites to a single location. This not only has benefited the division by annual cost savings; it also provided the advantage of ensuring a higher knowledge base and a consistent culture throughout the division.

Loan Servicing Sector

The Loan Servicing Sector reflects the performance of the Company's investments in MSRs and other retained interests, as well as profits from sub-servicing activities in the United States. It does incorporate a significant operation, namely the 3,000 employees that serviced the Company's 2.9 million mortgage customers as of February 28, 2001. How effectively this servicing operation drives down costs and increases ancillary income from the portfolio has a significant impact on the long-term performance of this sector.

Profits for this sector were down 23% in Fiscal 2001 despite a 17% growth in the servicing portfolio and a 26% growth in periodic servicing earnings. This contradictory performance was largely attributable to the Servicing Hedge. In Fiscal 2001, impairment of retained interests after Servicing Hedge gains was a net loss of $118.8 million, as compared to a net loss of $15.1 million in Fiscal 2000. Notably, periodic loan servicing earnings (Loan Servicing Sector pre-tax earnings before impairment, Servicing Hedge, and corporate interest allocation) increased to $717.5 million in Fiscal 2001, from $571.5 million in Fiscal 2000. The disproportionate growth in periodic earnings was attributable to the Company's increased investment in residuals and to per loan increases in late charges and other miscellaneous fees, largely attributable to the efforts of loan servicing personnel.

The swing in net performance of the Servicing Hedge was not unexpected. The Servicing Hedge is designed to offset changes in values of retained interests, taking into account the anticipated performance of the Loan Production Sector. In Fiscal 2000, the Servicing Hedge was structured to generate net reportable gains in a rising rate environment (as did occur in Fiscal 2000) to offset an expected decline in Loan Production Sector earnings. Conversely, in Fiscal 2001, the Servicing Hedge was structured to generate net impairment losses in a falling rate environment (as did occur at the tail end of Fiscal 2001) in anticipation of incremental Loan Production Sector profits. This concept carried forward to the ten-month period ended December 31, 2001.

The Company recorded $518.2 million of MSR amortization during the current period, as compared to $459.3 million during the year-ago period. The amortization rate was approximately 9% of the average MSRs in both periods and reflected the then-prevailing benign mortgage prepayment outlook.

The servicing portfolio grew to $293.6 billion at February 28, 2001, a 17% increase from the prior year. The Company has consistently grown its servicing portfolio over the years regardless of market environment and largely through its own loan production efforts. Management believes that organic servicing portfolio growth is the key measure of economic value growth within its mortgage banking business.

Closing Services Sector

This sector is comprised of the LandSafe companies that provide credit reports, appraisals, title reports, and flood inspections primarily to the Loan Production Sector but increasingly to third parties as well. The Company's integration of these previously out-sourced services has not only provided incremental profits but also increased overall levels of service.

Combined, the LandSafe companies produced $34.1 million in pre-tax earnings, a 159% increase over the year-ago period. This increase is noteworthy in light of the relatively flat growth in the Company's loan originations over the same period. The increase was driven by significant productivity improvements in the title and credit reporting operations, as well as to increased penetration of its captive customer base.

The following table shows the units processed during the respective periods:

(Units in thousands)	Fiscal 2001	Fiscal 2000
Credit Reports	1,742	1,419
Flood Determinations	603	604
Appraisals	243	206
Automated Property Valuation Services	693	—
Title Reports	24	20
Default Title Orders	24	18
Other Title and Escrow Services	29	19
	3,358	2,286

Diversified Businesses

Insurance Segment

Segment pre-tax earnings roughly doubled in Fiscal 2001, to $74.0 million. Fiscal 2001 benefited from the first full year's results for Balboa (having been acquired from Associates in November, 1999). Following are the pre-tax earnings by company:

(Dollar amounts in thousands)	Fiscal 2001	Fiscal 2000
Balboa	$ 22,204	$ 7,445
Second Charter Reinsurance Company	47,670	24,312
Insurance Agency Operations	4,323	6,067
Other	(168)	(24)
	$ 74,029	$ 37,800

The growth in pre-tax earnings at Balboa and Second Charter was driven largely by increased net written premiums. Following are the net written premiums for each company:

(Dollar amounts in thousands)	Fiscal 2001	Fiscal 2000
Balboa	$ 244,000	$ 49,000
Second Charter Reinsurance Company	45,642	33,819
	$ 289,642	$ 82,819

Second Charter's increase in premiums was primarily due to growth in the Company's servicing portfolio, as well as to increased reinsurance coverage provided to various mortgage insurance companies on existing policies. Balboa's increase was in line with the increase in length of the reporting period as a result of the Company holding Balboa for a full year during Fiscal 2001.

Following are the provisions for insurance losses recorded by each company:

(Dollar amounts in thousands)	Fiscal 2001	Fiscal 2000
Balboa	$ 106,827	$ 23,420
Second Charter Reinsurance Company	—	—
	$ 106,827	$ 23,420

The increase for Balboa was in line with the increase in net earned premiums.

Capital Markets Segment

CCM posted $43.4 million in pre-tax earnings in Fiscal 2001, a 33% increase over the prior year. The following table is a breakdown of CCM's pre-tax earnings by company:

(Dollar amounts in thousands)	Fiscal 2001	Fiscal 2000
Countrywide Securities Corporation	$ 36,865	$ 27,264
Countrywide Servicing Exchange	3,224	3,733
Countrywide Asset Management Corporation	3,406	1,732
Parent	(84)	(74)
	$ 43,411	$ 32,655

CSC's overall trading volume increased 82%, despite a reduction in new securities issuance in the secondary mortgage market. Following is a breakdown of CSC's trading volume by instrument:

(Dollar amounts in millions)	Fiscal 2001	Fiscal 2000
Mortgage-backed securities	$ 721,728	$ 397,698
Loans	2,815	2,116
Asset-backed securities	16,507	7,445
Other	999	—
	$ 742,049	$ 407,259

The increases in volume and earnings resulted from CSC's increased penetration of the market, driven by its expanded sales capacity and support infrastructure, coupled with growing recognition of its franchise by market participants.

Global Operations Segment

The Global Operations Segment earned a pre-tax profit of $3.1 million in Fiscal 2001, its first full year of operation. Global's partnership with the Woolwich (which was acquired by Barclays in October 2000) commenced in May 1999. The Woolwich loan servicing portfolio was transferred to Global Home Loans Limited, a member company of the Global Operations Segment, in February 2000.

DETAILED DISCUSSION OF CONSOLIDATED STATEMENTS OF EARNINGS

Ten Months Ended December 31, 2001 (audited) Compared with Ten Months Ended December 31, 2000 (unaudited)

Loan origination fee revenue and gains on sale of loans increased in the ten months ended December 31, 2001 as compared to the ten months ended December 31, 2000 due to increased loan production and improved loan sale margins on prime credit quality, first lien mortgages, partially offset by reduced sales of high-margin home equity production.

Gain on sale of loans is summarized below for the ten months ended December 31, 2001 and 2000.

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	Ten Months Ended December 31, 2000
Prime credit quality, first lien mortgages	$ 623,410	$ 95,628
Subprime mortgages	194,351	183,535
Home equity mortgages	53,416	85,630
Capital Markets	41,917	64,960
	$ 913,094	$ 429,753

In general, loan origination fee revenue and gain on sale of loans are affected by numerous factors including the volume and mix of loans produced and sold, origination and sale channel mix, the level of price competition, and changes in interest rates.

Net interest income is summarized below for the ten months ended December 31, 2001 and 2000.

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	Ten Months Ended December 31, 2000
Net interest on mortgage loan and securities inventory	$ 257,468	$ 68,354
Net interest earned on custodial balances	104,484	199,647
Interest expense related to servicing sector	(198,854)	(307,516)
Net interest on Capital Markets Segment trading portfolio	138,726	17,659
Net interest on Insurance Segment investments	21,921	20,036
Net interest on Banking Segment investments	20,508	1,452
Other	2,925	2,167
Net interest income	$ 347,178	$ 1,799

The increase in net interest income from the mortgage loan inventory was primarily attributable to significantly higher average inventory levels combined with an increased net earnings rate during the ten months ended December 31, 2001.

Interest earned on custodial balances decreased due to the decline in short-term rates, partially offset by increased average custodial balances. Custodial balances increased due to increased payoff activity (this occurs because, depending upon the payoff date and the investor servicing agreement, the Company holds the payoff funds for periods ranging from two to 45 calendar days). The Company is obligated to pass through a portion of the payoff float benefit to certain mortgage-backed security ("MBS") holders at security rates, which were significantly higher than the short-term rates earned by the Company.

Interest expense from mortgage-related investments in the Loan Servicing Sector decreased primarily from a decline in short-term rates, partially offset by an increase in the amounts financed.

The increase in net interest earned on the Capital Markets net trading portfolio is due to increased trading activity and a relatively steep yield curve in the ten months ended December 31, 2001, resulting in increased average balances and improved margins. The increase in net interest margins from banking operations was primarily attributable to growth in warehouse lending activity.

The Company recorded MSR amortization for the ten months ended December 31, 2001 totaling $805.5 million compared to $412.5 million for the ten months ended December 31, 2000. The Company recorded MSR impairment of $1,323.8 million for the ten months ended December 31, 2001 compared to impairment of $520.7 million for the ten months ended December 31, 2000. The primary factors affecting the amount of amortization and impairment or impairment recovery of MSRs recorded in an accounting period are the level of prepayments during the period and the change, if any, in estimated future prepayments. In addition, the Company recorded impairment of other retained interests of $149.0 million and $8.7 million for the ten months ended December 31, 2001 and December 31, 2000, respectively. The increase in impairment of other retained interests in the current period was due primarily to increased actual and anticipated prepayment speeds.

The Company's Servicing Hedge is intended to reduce the impact on reported earnings due to changes in the value of the Company's investment in MSRs and other retained interests that generally result from changes in interest rates. The Company recognized net gains of $909.0 million and $469.0 million from the Servicing Hedge for the ten months ended December 31, 2001 and December 31, 2000, respectively. In addition, the Company recorded unrealized gains of $18.9 million and $149.9 million in accumulated other comprehensive income related to the available-for-sale securities included in its Servicing Hedge for the ten months ended December 31, 2001 and 2000, respectively.

The financial instruments that comprise the Servicing Hedge included options on interest rate futures and MBS, interest rate swaptions, interest rate floors, interest rates caps, interest rate swaps, and principal-only securities. With respect to the floors, options on interest rate futures and MBS, interest rate caps and swaptions, the Company is not exposed to loss beyond its initial outlay to acquire the hedge instruments plus any unrealized gains recognized to date. With respect to the interest rate swap contracts entered into by the Company as of December 31, 2001, the Company estimates that its maximum exposure to loss over the contractual terms is $0.4 million.

Salaries and related expenses are summarized below for the ten months ended December 31, 2001 and 2000.

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001			
	Mortgage Banking	Diversified Business	Corporate Administration	Total
Base Salaries	$ 328,928	$ 98,179	$ 84,191	$ 511,298
Incentive Bonus	299,102	65,127	24,454	388,683
Payroll Taxes and Benefits	62,696	8,905	24,535	96,136
Total Salaries and Related Expenses	$ 690,726	$ 172,211	$ 133,180	$ 996,117
Average Number of Employees	11,256	1,997	1,788	15,041

(Dollar amounts in thousands)	Ten Months Ended December 31, 2000			
	Mortgage Banking	Diversified Business	Corporate Administration	Total
Base Salaries	$ 282,717	$ 48,797	$ 88,561	$ 420,075
Incentive Bonus	93,286	29,141	14,916	137,343
Payroll Taxes and Benefits	44,646	6,534	13,321	64,501
Total Salaries and Related Expenses	$ 420,649	$ 84,472	$ 116,798	$ 621,919
Average Number of Employees	8,773	1,245	1,623	11,641

The amount of salaries increased during the ten months ended December 31, 2001 as compared to the ten months ended December 31, 2000 primarily due to an increase within the Mortgage Banking Segment. This increase was due to a significant increase in production volume and to growth in the loan servicing portfolio. To a lesser extent, increased activity in the Diversified Businesses, including consolidation of a previously non-consolidated European mortgage banking joint venture, also contributed to the increase in salaries. Incentive bonuses earned during the ten months ended December 31, 2001 increased primarily due to an increase in production volume, additional commissioned sales personnel in the Loan Production Sector of the Mortgage Banking Segment and increased trading activity in the Capital Markets Segment.

Occupancy and other office expenses for the ten months ended December 31, 2001 increased primarily due to growth in the Loan Production Sector of the Mortgage Banking Segment and, to a lesser extent, to growth in the Diversified Businesses Segment. The Company uses temporary staffing to support production levels during periods of significant increases in production volume. Therefore, $35.2 million of the increase in occupancy and other office expenses is due to the Company's strategy of using temporary staffing instead of increasing its permanent staffing levels during periods of peak loan origination volume.

Marketing expenses for the ten months ended December 31, 2001 decreased 13% to $54.1 million as compared to $62.0 million for the ten months ended December 31, 2000. The decline reflects the overwhelming customer demand for mortgage loans during the recent period.

Insurance net losses are attributable to insurance claims in the Insurance Segment. Insurance losses were $134.8 million or 34% of Insurance Segment revenues, for the ten months ended December 31, 2001 as compared to $88.1 million and 32% of Insurance Segment revenues, for the ten months ended December 31, 2000. The level of losses recognized in a period is dependent on many factors, a primary driver being the occurrence of natural disasters.

Other operating expenses for the ten months ended December 31, 2001 and December 31, 2000 are summarized below.

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	2000
Insurance commission expense	$ 84,158	$ 49,478
Professional fees	43,877	17,485
Bad debt expense	54,442	21,842
Data processing	34,830	44,170
Travel and entertainment	23,874	20,907
Employee retirement and savings plan costs	18,968	12,780
Taxes and licenses	14,943	12,156
Insurance	10,166	8,153
Other	46,758	32,659
	$ 332,016	$ 219,630

During the ten months ended December 31, 2001, insurance commission expense increased due to increases in the amount of insurance business underwritten. Professional fees increased primarily due to increased costs arising from the Company's growth and diversification efforts. Bad debt expense increased during the period primarily due to seasoning of previous years' growth and to aging of the servicing portfolio. Bad debt expense consists primarily of losses arising from unreimbursed servicing advances, losses arising from repurchased or indemnified loans, and credit losses arising from VA-guaranteed loans. See the "Credit Risk" section for further discussion. Employee retirement and savings plan costs increased primarily due to an increase in the number of employees vested in the period.

Fiscal 2001 Compared with Fiscal 2000

Loan origination fee revenue and gain on sale of loans increased in Fiscal 2001 as compared to Fiscal 2000 due to increased trading activity in the Capital Markets Segment and improved loan sale margins on home equity and subprime loan production partially offset by reduced margins on prime credit quality, first lien mortgages.

Gain on sale of loans is summarized below for Fiscal 2001 and Fiscal 2000.

(Dollar amounts in thousands)	Fiscal 2001	Fiscal 2000
Prime credit quality, first lien mortgages	$ 142,767	$ 231,450
Subprime mortgages	257,491	185,738
Home equity mortgages	122,507	86,941
Capital Markets	88,327	53,614
	$ 611,092	$ 557,743

In general, loan origination fee revenue and gain on sale of loans are affected by numerous factors including the volume and mix of loans produced and sold, the level of competition in the marketplace and changes in interest rates.

Net interest income is summarized below for Fiscal 2001 and 2000.

(Dollar amounts in thousands)	Fiscal 2001	Fiscal 2000
Net interest on mortgage loan and securities inventory	$ 92,507	$ 157,542
Net interest earned on custodial balances	232,171	172,868
Interest expense related to servicing sector	(372,272)	(264,115)
Net interest on Capital Markets Segment trading portfolio	27,888	22,704
Net interest on Insurance Segment investments	25,148	7,157
Net interest on Banking Segment investments	2,166	56
Other	3,070	(2,279)
Net interest income	$ 10,678	$ 93,933

The decrease in net interest income from the Company's mortgage loan inventory was primarily attributable to lower inventory levels combined with a lower net earnings rate during Fiscal 2001, which resulted from an increase in short-term interest rates.

The increase in net interest income earned from the custodial balances was primarily due to an increase in the short-term interest rates and an increase in the average custodial balances. The increase in net interest income from the investments in the Insurance Segment was primarily due to the acquisition of Balboa on November 30, 1999. The increase in interest expense related to the Servicing Sector resulted primarily from an increase in amounts financed coupled with an increase in short-term interest rates.

The Company recorded MSR amortization for Fiscal 2001 totaling $518.2 million compared to $459.3 million for Fiscal 2000. The Company recorded MSR impairment of $896.1 million for Fiscal 2001 compared to recovery of previous impairment of $278.2 million for Fiscal 2000. The primary factors affecting the amount of amortization and impairment or impairment recovery of MSRs recorded in an accounting period are the level of prepayments during the period and the change, if any, in estimated future prepayments. In addition, the Company recorded impairment of other retained interests of $19.8 million and $29.2 million for Fiscal 2001 and Fiscal 2000, respectively. As discussed in "Quantitative and Qualitative Disclosure About Market Risk-Servicing Hedge," to mitigate the effect on earnings of MSR impairment that may result from increased current and projected future prepayment activity, the Company maintains the Servicing Hedge.

In Fiscal 2001, the Company recognized a net benefit of $797.1 million from its Servicing Hedge. In addition, the Company recorded additional unrealized gains of $208.3 million in accumulated other comprehensive income related to the appreciation in value of available-for-sale securities included in its Servicing Hedge. In Fiscal 2000, the Company recognized a net expense of $264.1 million from its Servicing Hedge. In addition, the Company recorded additional unrealized losses of $50.0 million in accumulated other comprehensive income related to the available-for-sale securities included in its Servicing Hedge.

Salaries and related expenses are summarized below for Fiscal 2001 and 2000.

(Dollar amounts in thousands)	Fiscal 2001			
	Mortgage Banking	Diversified Business	Corporate Administration	Total
Base Salaries	$ 338,743	$ 59,571	$ 107,320	$ 505,634
Incentive Bonus	123,093	39,038	18,348	180,479
Payroll Taxes and Benefits	55,885	9,147	18,142	83,174
Total Salaries and Related Expenses	$ 517,721	$ 107,756	$ 143,810	$ 769,287
Average Number of Employees	8,832	1,249	1,623	11,704

(Dollar amounts in thousands)	Fiscal 2000			
	Mortgage Banking	Diversified Business	Corporate Administration	Total
Base Salaries	$ 326,867	$ 40,534	$ 101,635	$ 469,036
Incentive Bonus	100,565	24,934	20,452	145,951
Payroll Taxes and Benefits	51,547	5,009	18,225	74,781
Total Salaries and Related Expenses	$ 478,979	$ 70,477	$ 140,312	$ 689,768
Average Number of Employees	8,148	763	2,023	10,934

The amount of salaries increased during Fiscal 2001 as compared to Fiscal 2000 primarily due to an increase in staff due to a larger servicing portfolio and the acquisition of Balboa on November 30, 1999. Incentive bonuses and commissions earned during Fiscal 2001 increased primarily due to an increase in production volume, the addition of commissioned sales personnel in the Loan Production Sector, and increased activity in the Capital Markets Segment.

Office and occupancy expenses increased $5.1 million to $275.1 million in Fiscal 2001 from $270.0 million in Fiscal 2000 primarily due to the acquisition of Balboa and growth in the loan servicing portfolio.

Marketing expenses for Fiscal 2001 decreased 2% to $71.6 million as compared to $72.9 million for Fiscal 2000.

Insurance net losses are attributable to insurance claims in the Insurance Segment. Insurance losses were $106.8 million or 31% of Insurance Segment revenues for Fiscal 2001. These losses will increase or decrease during a period depending primarily on the volume of claims caused by natural disasters. The increase in losses for Fiscal 2001 is due to the acquisition of Balboa on November 30, 1999.

Other operating expenses for Fiscal 2001 and Fiscal 2000 are summarized below.

(Dollar amounts in thousands)	Fiscal 2001	Fiscal 2000
Insurance commission expense	$ 62,662	$ 14,563
Data processing	50,510	47,698
Bad debt expense	26,660	35,807
Travel and entertainment	23,968	28,869
Legal and professional fees	21,388	17,485
Employee retirement and savings plan costs	15,571	13,016
Taxes and licenses	14,725	8,745
Insurance	10,217	7,325
Other	39,358	27,546
	$ 265,059	$ 201,054

The increase in other operating expenses was primarily due to an increase in insurance commission expense, due to the acquisition of Balboa. The decrease in bad debt expense for Fiscal 2001 compared to Fiscal 2000 was due to improving real estate values during the period, which reduced losses on sale of foreclosed loans. See the "Credit Risk" section for further discussion.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The primary market risk facing the Company is interest rate risk. From an enterprise perspective, the Company manages this risk by striving to balance its Loan Production Sector with its Loan Servicing Sector, which are counter-cyclical in nature. In addition, the Company utilizes various financial instruments, including derivatives contracts, to manage the interest rate risk related specifically to its Committed Pipeline, mortgage loan inventory, trading securities, MBS held for sale, MSRs, and other retained interests as well as a portion of its debt. The overall objective of the Company's interest rate risk management policies is to reduce the impact on reported earnings caused by changes in the values of these items resulting from changes in interest rates. The following describes the various hedges in place which are used to manage interest rate risk.

Servicing Hedge

The Company maintains a portfolio of financial instruments, including derivatives, that are expected to increase in aggregate value when interest rates decline (the "Servicing Hedge"). The Servicing Hedge includes options on interest rate futures and MBS, interest rate swaptions, interest rate floors, interest rate caps, interest rate swaps, and principal-only securities. This hedge is intended to reduce the impact on reported earnings due to changes in the value of the Company's investment in MSRs and other retained interests that generally result from changes in interest rates. Should interest rates increase, the value of MSRs is expected to increase while the value of the Servicing Hedge is expected to decline.

Hedge of Committed Pipeline and Mortgage Loan Inventory

Countrywide hedges its inventory of loans and mortgage-backed securities held for sale with forward contracts for the sale of loans and net sales of MBS, including options to sell MBS where the Company can exercise the option on or before the anticipated settlement date of the MBS.

The Company has additional interest rate exposure related to its Committed Pipeline due to the variability of closings, which is driven primarily by the direction of mortgage rates. The Company's hedging policies require that substantially all of the Committed Pipeline be hedged with a combination of options for the purchase and sale of MBS and treasury futures and forward contracts for the sale of MBS. The Company uses sophisticated software to estimate the amount and timing of applications that will close based upon potential interest rate movements, the source of the applications, and their aging. The Company updates its estimates of expected closings and adjusts its holdings of associated hedging instruments on a daily basis.

The Company is generally not exposed to significant losses nor will it realize significant gains related to its Inventory or Committed Pipeline due to changes in interest rates, net of gains or losses on associated hedge positions. The correlation between the Inventory, the Committed Pipeline and the associated hedge instruments is very high due to their similarity. However, the Company is exposed to the risk that the actual closings in the Committed Pipeline may deviate from the estimated closings for a given change in interest rates. Although mortgage rates are the primary determinant, actual loan closings from the Committed Pipeline are influenced by many factors, including the composition of the Committed Pipeline and remaining commitment periods. The Company's estimated closings are primarily based on recent empirical data.

Trading Portfolio Activities

Countrywide manages interest rate risk in its broker-dealer trading portfolio by entering various hedging transactions. The Company's trading portfolio is held to meet anticipated customer demand and not for speculative purposes. The Company's risk policy with respect to its trading portfolio is to remain price-neutral. Trading portfolio hedging transactions vary based upon the instrument held, but can include forward sales, purchases of futures contracts, and various forms of swap transactions. The Company employs a risk manager dedicated to monitoring trading activities, including daily risk positions and compliance with established trading limits for individual traders.

Debt Securities

The Company determines the optimal mix of debt (fixed-rate vs. variable-rate) as part of its overall interest rate risk management strategy. Interest rate swaps may be used to cost-effectively achieve the optimal mix. Typically, the terms of the swap match the terms of the debt resulting in an effective conversion of the debt rate.

During the period ended December 31, 2001, the Company elected to fix a significant portion of its outstanding debt and to issue new fixed-rate debt, due to the historically low levels of interest rates.

Impact of Changes in Interest Rates on the Net Portfolio Value of the Company's Interest Rate – Sensitive Financial Instruments

As part of its interest rate risk management process, the Company performs various sensitivity analyses that quantify the net financial impact of changes in interest rates on its interest rate-sensitive assets, liabilities and commitments. These analyses incorporate scenarios including selected hypothetical (instantaneous) parallel shifts in the yield curve. Various modeling techniques are employed to value the financial instruments. For mortgage loans, MBS and MBS forward contracts and collateralized mortgage obligations, an option-adjusted spread model is used. The primary assumptions used in this model are the implied market volatility of interest rates and prepayment speeds. For options and interest rate floors, an option-pricing model is used. The primary assumption used in this model is implied market volatility of interest rates. MSRs and residual interests are valued using zero volatility discounted cash flow models. The primary assumptions used in these models are prepayment rates, discount rates, ancillary income and credit losses.

Utilizing the sensitivity analyses described above, as of December 31, 2001, the Company estimates that an immediate 0.50% reduction in interest rates, all else being constant, would result in a $165.0 million after-tax loss related to its MSRs and other financial instruments (there would be no loss related to its trading securities). As of December 31, 2001, Management estimates that an immediate 0.50% reduction in interest rates is the largest reasonably possible change that could occur. Therefore, Management is of the opinion that the after-tax loss of $165.0 million is the largest reasonably possible loss that might occur due to changes in market conditions as of December 31, 2001. These sensitivity analyses are limited by the fact that they are performed at a particular point in time, are subject to the accuracy of various assumptions used, including prepayment forecasts, and do not incorporate other factors that would impact the Company's overall financial performance in such a scenario. Consequently, the preceding estimate should not be viewed as an earnings forecast.

FOREIGN CURRENCY RISK

An additional, albeit less significant, market risk facing the Company is foreign currency risk. The Company has issued foreign currency-denominated medium-term notes (See Note 12 of the accompanying financial statements). The Company manages the foreign currency risk associated with such medium-term notes by entering currency swap transactions. The terms of the currency swaps effectively translate the foreign currency denominated medium-term notes into United States dollars, thereby eliminating the associated foreign currency risk (subject to the performance of the various counterparties to the currency swaps). As a result, potential changes in the exchange rates of foreign currencies denominating such medium-term notes would not have a net financial impact on future earnings, fair values or cash flows.

INFLATION

Inflation affects the Company most significantly in the Mortgage Banking and Capital Markets Segments. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. Historically, as interest rates increase, loan production decreases, particularly from loan refinancings. Although in an environment of gradual interest rate increases, purchase activity may actually be stimulated by an improving economy or the anticipation of increasing real estate values. In such periods of reduced loan production, production margins may decline due to increased competition resulting primarily from over capacity in the market. In a higher interest rate environment, loan servicing earnings are enhanced because prepayment rates tend to slow down thereby extending the average life of the Company's servicing portfolio and thus reducing amortization and impairment of the MSRs, and because the rate of interest earned from the custodial balances tends to increase. Conversely, as interest rates decline, loan production, particularly from loan refinancings, increases. However, during such periods, prepayment rates tend to accelerate (principally on the portion of the portfolio having a note rate higher than the prevailing mortgage rates), thereby decreasing the average life of the Company's servicing portfolio and adversely impacting Loan Servicing Sector earnings primarily due to increased amortization and impairment of the MSRs, as well as impairment of other retained interests. The Servicing Hedge is designed to mitigate the impact of changing interest rates on consolidated earnings.

SEASONALITY

The mortgage banking industry is generally subject to seasonal trends. These trends reflect the general national pattern of sales and resales of homes, although refinancings tend to be less seasonal and more closely related to changes in mortgage rates. Sales and resales of homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise temporarily in the winter months.

LIQUIDITY AND CAPITAL RESOURCES

The Company has significant short-term and long-term financing needs. Principal short-term financing needs arise from the warehousing of mortgage loans pending sale and the trading activities of the broker-dealer. The Company's investments in MSRs and other retained interests, and the hedging instruments associated with those investments, create the primary need for long-term financing.

The Company meets its financing needs primarily through the public corporate debt markets. Most commonly, the Company issues commercial paper and medium-term notes. In the past, the Company also has issued subordinated debt, convertible debt, and trust-preferred securities. The Company uses the public corporate debt markets because it is the most efficient and cost effective means of raising capital, owing to its depth and breadth. The Company's ongoing access to the public corporate debt markets is dependent on a high credit standing, as primarily evidenced by its credit ratings. The Company has consistently maintained solid investment-grade ratings for the last ten years. CHL, the Company's primary issuer of public corporate debt, presently has long-term ratings of A/A3/A as rated by Standard & Poor's, Moody's Investors Services, and by Fitch, Inc., respectively. Over that period, there has been no significant disruption in the Company's access to the public corporate debt markets. Among other things, maintenance of investment-grade ratings requires high levels of liquidity, including access to alternative sources of funding such as committed bank stand-by lines of credit, as well as a capital structure that makes conservative use of financial leverage.

The Company currently has secured and unsecured committed bank lines of credit and reusable mortgage purchase commitments totaling $10.9 billion. The Company ensures that its outstanding commercial paper does not at any time exceed the unused portion of these facilities. To further manage its liquidity, the Company strives to maintain additional unused amounts within its lines to meet its expected operational cash requirements, including debt maturities, for the succeeding six months with a cushion for unanticipated cash needs. A substantial portion of the Company's assets are highly liquid in nature (for example, mortgage loans and MBS held for sale, and trading securities). The Company's policy is to finance 100% of its non-liquid assets (such as MSRs and other retained interests) with "long-term capital" (equity and debt with maturities greater than six months).

The Company has established internal guidelines for financial leverage by business segment. These guidelines primarily take into account the nature of each segment's major assets. For example, the Loan Production and Capital Markets Segments have assets that are highly liquid and short-term in nature, as reflected in the Company's current financial leverage ratio (debt : equity) targets of 15:1 and 40:1, respectively. On the other hand, the Loan Servicing Sector contains MSRs and other retained interests that are generally perceived by the rating agencies and others to have significant inherent risks, despite the Company's successful and ongoing risk management practices. This results in the need to maintain a high percentage of equity capital to finance these investments in order to maintain the Company's high credit standing. (The Company's current financial leverage ratio target for the Loan Servicing Sector is 3:1). Management believes the amount of equity capital required to finance its MSRs and other retained interests is high relative to its major competitors, and such requirement increases the overall cost of capital for the Company.

In addition to internal leverage guidelines, the Company periodically performs Value-at-Risk ("VAR") calculations and other analyses to demonstrate the adequacy of its capital. These VAR calculations attempt to derive the probability-distribution of investment losses driven by certain external factors, such as changes in interest rates.

The Company's primary source of equity capital is retained earnings. The Company has outstanding $500 million in trust-preferred securities that receive varying degrees of "equity treatment" from rating agencies, banks, and regulators. In addition, the Company currently has a $1.8 billion deferred tax liability that, from a creditor's viewpoint, would serve to defray losses in a manner similar to equity. From time-to-time, the Company does engage in stock offerings as a means of supplementing its capital base and to support growth.

The Company maintains an open dialogue and meets at least annually with each rating agency to review the Company's performance and outlook. Issues of concern to one or more rating agency in the past have included the Company's significant investment in retained interests, its involvement in subprime lending, as well as its liquidity and capital structure. Management believes it has adequately addressed such concerns and that its ratings are stable. However, the rating agencies could lower the Company's credit ratings in the future.

In the unlikely event the Company's credit ratings were to drop below investment grade, its access to the public corporate debt markets would be severely limited. The Company would have to rely upon alternative sources of financing such as bank lines and private debt placements (secured and unsecured). Furthermore, the Company would likely be unable to retain all of its existing bank credit commitments beyond the then existing maturity dates. As a consequence, its cost of financing would rise significantly and it may have to curtail some of its capital-intensive activities, such as its ongoing investment in MSRs and other retained interests. The Company would likely be able to arrange secured financing for its mortgage loan inventory and broker-dealer trading portfolio. Over the long term, however, it would be difficult for the Company to compete effectively without investment grade ratings. However, as previously stated, Management believes its present ratings are stable and that a ratings downgrade to below investment grade in the foreseeable future is unlikely.

The Company also places great reliance on the secondary mortgage market. Substantially all mortgage loans produced by the Company are sold in the secondary mortgage market, primarily in the form of Mortgage-Backed Securities ("MBS") and asset-backed securities, as well as on a whole-loan basis. The majority of the MBS sold by the Company are guaranteed by either Fannie Mae, Freddie Mac, or the Government National Mortgage Association ("GNMA") (collectively, "Agency MBS"). Non-Agency or "private-label" MBS and asset-backed securities are also issued by the Company. Private-label MBS and asset-backed securities are registered with the SEC and have separate credit ratings. Generally private-label MBS and asset-backed securities require some form of credit enhancement, such as over-collateralization, senior-sub structures, primary mortgage insurance, Company guarantees, and/or private surety guarantees.

The Agency MBS market is extremely liquid. The private-label MBS market, particularly the subprime MBS market, is significantly less liquid, although the Company has enjoyed essentially uninterrupted access to those markets, albeit at varying costs.

The Company ensures its ongoing access to the secondary mortgage market by consistently producing quality mortgages and servicing those mortgages at levels that meet or exceed secondary mortgage market standards. As described elsewhere in this document, quality assurance is a major focus of Management and the Company makes significant investments in personnel and technology in this regard.

As part of its mortgage securitization activities, the Company acquired a reusable $4.8 billion commitment from a multi-seller asset-backed commercial paper conduit to purchase loans in process of being pooled into Agency MBS from the Company. The Company has another such $1.3 billion commitment in place to sell delinquent FHA and VA loans that have been removed from Agency MBS pending foreclosure and liquidation. The Company utilizes these facilities from time-to-time primarily for liquidity management purposes.

The private-label securitizations and committed purchase facilities discussed above are conducted through wholly owned special purpose entities ("SPEs") that facilitate the securitization of mortgage loans. In connection with these securitization transactions, the loans are either sold directly to the SPE or to a trust through an SPE. The trust issues beneficial interests in the form of securities that are sold to investors. The Company does not carry contractual obligations related to these SPEs or the loans sold to them, except for the standard representations and warranties made in connection with private-label securitizations. The Company retains servicing on the loans sold to these trusts and periodically retains an interest in the form of interest-only strips, principal-only securities, and residuals, which the Company generally holds as long-term investments. In addition, the Company may issue a corporate guarantee for losses up to a contractually specified amount. The SPEs, while owned by the Company, are generally controlled by a third-party trustee for the benefit of unaffiliated beneficial holders. In addition, the activities of the SPEs are limited. For these reasons, among others, the accounting literature requires the exclusion of these SPEs from the Company's consolidated financial statements.

The Company also utilizes short-term repurchase agreements as a means of financing securities and loans pending sale, as well as CSC's securities trading portfolio. Although uncommitted and short-term in nature, this method of financing has proven very reliable and cost effective.

Management intends to significantly increase the size of Treasury Bank over the next three years to a targeted total asset size of $22 billion. Management intends to realize this goal by utilizing Countrywide's loan origination platform so that the Bank can originate loans for the Bank's investment portfolio. Funding for this growth will come from a variety of sources, including transfers of impound accounts controlled by CHL, secured advances from the Federal Home Loan Bank, and from retail deposits generated from the Company's customer base and elsewhere.

Cash Flows

Operating Activities. For the ten months ended December 31, 2001, the Company's operating activities used cash of approximately $8.9 billion to support increases in mortgage loan inventory, CSC's trading portfolio, other financial instruments purchased or retained related to loan sales and servicing activities, and an increase in other assets. For Fiscal 2001, operating activities used cash of approximately $3.3 billion.

Investing Activities. The primary investing activity for which cash was used by the Company was the investment in MSRs and available-for-sale securities. Net cash used by investing activities was $3.0 billion for the ten months ended December 31, 2001 and $2.4 billion for Fiscal 2001.

Financing Activities. Net cash provided by financing activities amounted to $12.3 billion for the ten months ended December 31, 2001 and $5.8 billion for Fiscal 2001. The increase in cash flow from financing activities was primarily used to fund the Company's investment in Inventory, MSRs and available-for-sale securities and the increase in trading securities and other financial instruments.

PROSPECTIVE TRENDS

United States Mortgage Market

Over the last decade, total mortgage indebtedness in the United States has grown at an average annual rate of seven percent. Management believes that continued population growth, ongoing developments in the mortgage market, and the prospect of relatively low interest rates support similar growth in the market for the foreseeable future. Some of the ongoing developments in the mortgage market include government-sponsored programs targeted to increase homeownership in low-income and minority communities, the growth of home equity lending as a major form of consumer finance, and the increasing efficiency of the secondary mortgage market that lowers the overall cost of homeownership.

The mortgage lending industry has undergone rapid consolidation in recent years, due to several factors. First, the continuing evolution of the secondary mortgage market has caused mortgages to become more commodity-like. Second, the ever-increasing regulation imposed on the industry has resulted in significant costs and the need for higher levels of specialization. Third, interest rate volatility has risen markedly over the last decade. At the same time, mortgagors' propensity to refinance their mortgages has increased significantly. The combined result has been relatively huge swings in the volume of loans originated from year to year. These factors overall have dramatically increased the level of complexity in the business. To operate profitably in this new environment requires lenders to have a very high level of operational and risk management skills, as well as technological expertise. In addition, the business has become more capital-intensive and therefore access to capital is critical.

As a result, large, sophisticated financial institutions currently dominate the mortgage industry. These are primarily commercial banks, through their mortgage banking subsidiaries. Today, the top twenty-five lenders combined have a 70% share of the mortgage origination market, up from 45% four years ago.

According to the trade publication **Inside Mortgage Finance**, the top five lenders and their respective market shares in 2001 were as follows:

Institution	Market Share
1. Wells Fargo Home Mortgage	9.3%
2. Chase Home Finance	8.8%
3. Washington Mutual	8.4%
4. **Countrywide**	**6.6%**
5. Bank of America Mortgage	3.9%
Total for Top Five	37.0%

Management believes the consolidation trend in the mortgage market will continue, as the aforementioned market forces will continue to drive out weak competitors. The Company believes it will benefit from this trend through increased market share. In addition, Management believes that irrational price competition – which from time-to-time has plagued the industry in the past – should lessen in the future.

Housing Appreciation

Housing values affect the Company in several ways: increasing housing values point to healthy demand for purchase-money mortgage financing; increased average loan balances; and a reduction in the risk of loss on sale of foreclosed real estate in the event a loan defaults and the Company is required to absorb all or a portion of the resulting loss. Over the last several years, the housing price index has significantly outpaced the consumer price index. Furthermore, the Housing Affordability Index is at near-historic highs. Consequently, Management expects housing values to increase at a slower rate in the coming year than in the past several years. Over the long-term, Management expects the housing price index and the consumer price index to be closely correlated.

Regulatory Trends

The regulatory environments in which the Company operates have an impact on the activities in which the Company may engage, how the activities may be carried out, and the profitability of those activities. Therefore, changes to laws, regulations or regulatory policies can affect whether and to what extent the Company is able to operate profitably. For example, proposed state and federal legislation targeted at predatory lending could have the unintended consequence of raising the cost or otherwise reducing the availability of mortgage credit for those potential borrowers with less than prime-quality credit histories, thereby resulting in a reduction of otherwise legitimate subprime lending opportunities. Similarly, certain proposed state and federal privacy legislation, if passed, could have an adverse impact on the Company's ability to cross-sell the non-mortgage products offered by Countrywide's various divisions to its customer base in a cost effective manner.

Mortgage Originations

Following is the estimated total United States mortgage originations market for each of the last five years:

Calendar Year	United States Mortgage Originations ($Billions)
2001	$2,030
2000	$1,024
1999	$1,285
1998	$1,507
1997	$ 834

Source: Mortgage Bankers Association

Forecasters put the market for 2002 at between $1.4 trillion and $1.6 trillion. Although such a market would represent a significant decline from 2001's historic level, it would still be a highly favorable market for the Company's loan production business and would place continuing, although lessening, pressure on its loan servicing business due to continuing higher than normal mortgage loan prepayment activity. Over the long term, Management expects the originations market to grow steadily, albeit at a lower absolute level, propelled by growth in the housing market and in the housing price index. Refinances, which in 2001 represented over 50% of mortgage originations, are expected over the long term to represent 15% to 20% of total market originations.

CREDIT RISK

In its Mortgage Banking operations, the Company generally securitizes and sells all of the loans it originates or purchases.

Conforming conventional loans are generally pooled by the Company and exchanged for securities guaranteed by Fannie Mae or Freddie Mac. Substantially all conventional loans securitized through Fannie Mae or Freddie Mac are sold, on a non-recourse basis, subject to certain representations and warranties on the part of the Company, whereby foreclosure losses are generally absorbed by Fannie Mae and Freddie Mac and not the Company. The Company also sells its non-conforming conventional loan production on a non-recourse basis. These loans are sold either on a whole-loan basis or in the form of "private-label" securities which generally require the Company to provide some form of credit enhancement, such as insurance, third-party payment guarantees or senior/subordinated structures.

The Company securitizes its FHA-insured and VA-guaranteed mortgage loans through GNMA, Fannie Mae, or Freddie Mac. The Company is insured against foreclosure loss by the FHA or partially guaranteed against foreclosure loss by the VA. The Company is exposed to credit losses to the extent that the partial guarantee provided by the VA is inadequate to cover the total credit losses incurred. The expected credit losses related to VA-guaranteed mortgage loans is included in the valuation of the related MSRs.

While the Company does not generally retain primary credit risk with respect to the prime credit quality, first lien mortgage loans it sells, it does have potential liability under the representations and warranties it makes to purchasers and insurers of the loans. In the event of a breach of these representations and warranties, the Company may be required to repurchase a mortgage loan or indemnify the investor or insurer. If the Company is required to repurchase the mortgage loan or indemnify the investor or insurer, any subsequent loss on the mortgage loan will be borne by the Company.

Home equity and subprime loans are either sold on a whole-loan basis or in the form of securities backed by pools of these loans. When the Company securitizes these loans, the Company obtains an agency guarantee of timely and full payment of principal and interest, for which it pays a fee, or retains credit risk through retention of a subordinated interest or through a corporate guarantee of losses up to negotiated maximum amount. The Company's maximum exposure to losses as of the end of the period is limited to the carrying value of its subordinated interest ($412.3 million at December 31, 2001) or to the negotiated limit of reimbursable losses under its corporate guarantee ($176.9 million at December 31, 2001) less related recorded reserves ($101.8 million at December 31, 2001). The carrying value of the subordinated interest includes, as a reduction in the anticipated cash flow, an estimate of losses. Management believes that the losses embedded in the subordinated interests and the liability recorded related to the corporate guarantees are adequate to cover anticipated credit losses.

The following table summarizes the credit losses incurred for the ten months ended December 31, 2001:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001
VA losses in excess of VA guarantee	$ 2,691
Repurchased or indemnified loans	10,700
Subprime, with retained residual interest	22,340
Home Equity with retained residual interest	5,381
Subprime, with mortgage insurance and limited corporate guarantee	2,514
	$ 43,626

The Company has entered mortgage reinsurance agreements with several primary mortgage insurance companies. Under these agreements, the Company absorbs mortgage insurance losses in excess of a specified percentage of the principal balance of a pool of loans subject to a cap, in exchange for a portion of the pools' mortgage insurance premium. Approximately $216.5 billion of the conventional servicing portfolio is covered by such mortgage reinsurance agreements. Management believes it has adequate reserves in place to cover anticipated losses. The maximum exposure under these insurance contracts is limited to the trust assets held by Second Charter Reinsurance Company. At December 31, 2001, the total assets held in trust were $104.4 million.

Prior to the sale of loans originated or purchased by the Mortgage Banking Segment, the loans are included on the Company's balance sheet as loans held for sale. At December 31, 2001, loans held for sale amounted to $10.4 billion. While the loans are in inventory, the Company bears credit risk after taking into consideration primary mortgage insurance, which is generally required for conventional loans with loan-to-value ratios greater than 80%, FHA insurance or VA-guarantees. Historically, credit losses related to loans held for sale have not been significant.

In addition, the Company holds a small portfolio of loans for investment amounting to $719.9 million at December 31, 2001. The Company has retained credit risk on the remainder of this portfolio of loans. Management believes the allowance for loan losses related to these loans is adequate at December 31, 2001.

IMPLEMENTATION OF NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended by Statement No. 137, "Deferral of the Effective Date of FASB Statement No. 133," and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment to FASB Statement No. 133," (collectively "FAS 133"). FAS 133 requires companies to record derivatives on their balance sheets at fair value. Changes in the fair values of those derivatives would be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value of assets or liabilities or cash flows from forecasted transactions. This statement was effective for the Company on March 1, 2001. At the date of initial application, the Company recorded certain transition adjustments as required by FAS 133. There was no impact on net income as a result of such transition adjustments. However, such adjustments resulted in the Company reducing the carrying amount of derivative assets by $93.7 million and recognizing $107.2 million of derivative liabilities on the balance sheet. Management believes that the Company's hedging activities are highly effective over the long term. However, the implementation of FAS 133 could result in more volatility in quarterly reported earnings as a result of market conditions that temporarily impact the value of the derivatives while not reducing their long-term hedge effect.

The Company adopted FAS 133 on March 1, 2001. At the date of adoption, the Company recorded certain transition adjustments as required by FAS 133. There was no impact on net earnings as a result of such transition adjustments. However, such adjustments resulted in the following impact on the Company's balance sheet:

(Dollar amounts in millions)	
Decrease in fair value of derivatives classified as assets	$ (93.7)
Increase in fair value of derivatives classified as liabilities	$ (107.2)
Decrease in book value of hedged borrowings	$ 107.2
Increase in book value of MSRs	$ 81.7
Increase in book value of inventory and other assets	$ 12.0

In November 1999, the Emerging Issues Task Force ("EITF") released Issue No. 99-20, titled "Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets." EITF 99-20 is effective for quarters beginning after March 15, 2001. Under the guidelines of EITF 99-20, the accounting treatment of interest income and impairment of beneficial interests in securitization transactions is modified such that beneficial interests which are determined to have an other-than-temporary impairment are required to be written down to fair value. The Company adopted EITF 99-20 for the fiscal quarter ended August 31, 2001 and there was no material impact on the Company's financial statements.

In September 2000, the FASB issued Statement No. 140 ("FAS 140"), "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces FAS 125 (of the same title). FAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of FAS 125's provisions. The collateral and disclosure provisions of FAS 140 were included in the February 28, 2001 financial statements. All other provisions of this statement were adopted on April 1, 2001, as required by the statement. The adoption of this statement did not have a material impact on the Company's financial statements.

In June 2001, the FASB issued Statement No. 141 ("FAS 141"), titled "Business Combinations." FAS 141 addresses financial accounting and reporting for business combinations and supercedes previously issued authoritative literature on the topic, including Accounting Principles Bulletin 16 ("APB 16"). FAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The use of the pooling-of-interests method will no longer be allowed. FAS 141 also provides guidance as to how the purchase method is to be applied. Implementation of FAS 141 did not have a material impact on the Company's financial statements.

In June 2001, the FASB issued Statement No. 142 ("FAS 142"), titled "Goodwill and Other Intangibles." Effective January 1, 2002, FAS 142 eliminates the amortization of goodwill and certain other intangible assets. These assets will be reviewed at least annually and assessed for impairment. Implementation of FAS 142 is not expected to have a material impact on the Company's financial statements.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, FAS 144 changes the scope and certain measurement requirements of existing accounting guidance. FAS 144 also changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. The adoption of this statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and February 28, 2001

(Dollar amounts in thousands, except per share data)	December 31, 2001	February 28, 2001
ASSETS		
Cash	$ 495,414	$ 136,146
Mortgage loans and mortgage-backed securities held for sale	10,369,374	1,964,018
Trading securities, at market value ($2,225,454 and $601,876 pledged as collateral at December 31, 2001 and February 28, 2001, respectively)	5,941,992	4,050,082
Securities purchased under agreements to resell	4,319,120	3,109,556
Mortgage servicing rights, net	6,116,082	5,767,748
Investments in other financial instruments	3,438,865	4,160,314
Property, equipment and leasehold improvements, net	447,022	396,943
Other assets	6,088,935	3,370,700
Total assets	$37,216,804	$22,955,507
Borrower and investor custodial accounts (segregated in special accounts — excluded from corporate assets)	$10,955,289	$ 5,553,143
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable	$16,549,999	$11,402,791
Securities sold under agreements to repurchase	9,452,852	3,541,230
Drafts payable issued in connection with mortgage loan closings	1,283,947	932,931
Accounts payable, accrued liabilities and other	3,527,110	1,449,288
Income taxes payable	1,815,254	1,570,003
Total liabilities	32,629,162	18,896,243
Commitments and contingencies	—	—
Company-obligated mandatorily redeemable capital trust pass-through securities of subsidiary trusts *holding solely Company guaranteed related subordinated debt*	500,000	500,000
Shareholders' equity		
Preferred stock — authorized, 1,500,000 shares of $0.05 par value; issued and outstanding, none	—	—
Common stock — authorized, 240,000,000 shares of $0.05 par value; issued and outstanding, 122,705,532 shares at December 31, 2001 and 117,732,249 shares at February 28, 2001	6,135	5,887
Additional paid-in capital	1,506,853	1,307,679
Accumulated other comprehensive income	49,467	173,249
Retained earnings	2,525,187	2,072,449
Total shareholders' equity	4,087,642	3,559,264
Total liabilities and shareholders' equity	$37,216,804	$22,955,507
Borrower and investor custodial accounts	$10,955,289	$ 5,553,143

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EARNINGS

For the ten months ended December 31, 2001 and the years ended February 28(29), 2001 and 2000

(Dollar amounts in thousands, except per share data)	Ten Months Ended December 31, 2001	Year Ended February 28, 2001	Year Ended February 29, 2000
Revenues			
Loan origination fees	$ 765,904	$ 398,544	$ 406,458
Gain on sale of loans, net of commitment fees	913,094	611,092	557,743
Interest earned	1,821,897	1,341,402	998,646
Interest charges	(1,474,719)	(1,330,724)	(904,713)
Net interest earned	347,178	10,678	93,933
Loan servicing fees	1,281,652	1,201,177	996,861
Amortization and impairment/recovery of mortgage servicing rights, net of servicing hedge	(1,220,317)	(617,153)	(445,138)
Net loan servicing fees	61,335	584,024	551,723
Net insurance premiums earned	316,432	274,039	75,786
Commissions and other revenue	231,738	195,462	202,742
Total revenues	2,635,681	2,073,839	1,888,385
Expenses			
Salaries and related expenses	996,117	769,287	689,768
Occupancy and other office expenses	330,042	275,074	270,015
Marketing expenses	54,068	71,557	72,930
Insurance net losses	134,819	106,827	23,420
Other operating expenses	332,016	265,059	201,054
Total expenses	1,847,062	1,487,804	1,257,187
Earnings before income taxes	788,619	586,035	631,198
Provision for income taxes	302,613	211,882	220,955
NET EARNINGS	$ 486,006	$ 374,153	$ 410,243
Earnings per share			
Basic	$ 4.04	$ 3.26	$ 3.63
Diluted	$ 3.89	$ 3.14	$ 3.52

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY

For the ten months ended December 31, 2001 and the years ended February 28(29), 2001 and 2000

(Dollar amounts in thousands)	Number of Shares	Common Stock	Additional Paid-In-Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at February 28, 1999	112,619,313	$ 5,631	$ 1,153,673	$ (19,593)	$ 1,379,174	$ 2,518,885
Cash dividends paid – $0.40 per common share	—	—	—	—	(45,215)	(45,215)
Stock options exercised	602,021	31	6,709	—	—	6,740
Tax benefit of stock options exercised	—	—	1,883	—	—	1,883
Issuance of common stock	61,869	2	1,986	—	—	1,988
401(k) Plan contribution	180,221	9	6,987	—	—	6,996
Other comprehensive loss, net of tax	—	—	—	(13,641)	—	(13,641)
Net earnings for the year	—	—	—	—	410,243	410,243
Balance at February 29, 2000	113,463,424	5,673	1,171,238	(33,234)	1,744,202	2,887,879
Cash dividends paid – $0.40 per common share	—	—	—	—	(45,906)	(45,906)
Stock options exercised	2,797,939	140	57,468	—	—	57,608
Tax benefit of stock options exercised	—	—	17,375	—	—	17,375
Issuance of common stock	1,133,101	57	51,720	—	—	51,777
401(k) Plan contribution	264,018	13	7,865	—	—	7,878
Issued to employee stock purchase plan	73,767	4	2,013	—	—	2,017
Other comprehensive income, net of tax	—	—	—	206,483	—	206,483
Net earnings for the year	—	—	—	—	374,153	374,153
Balance at February 28, 2001	117,732,249	5,887	1,307,679	173,249	2,072,449	3,559,264
Cash dividends paid – $0.30 per common share	—	—	—	—	(33,268)	(33,268)
Stock options exercised	1,336,336	66	30,079	—	—	30,145
Tax benefit of stock options exercised	—	—	8,769	—	—	8,769
401(k) Plan contribution	191,007	10	8,675	—	—	8,685
Issuance of common stock	3,445,940	172	151,651	—	—	151,823
Other comprehensive loss, net of tax	—	—	—	(123,782)	—	(123,782)
Net earnings for the year	—	—	—	—	486,006	486,006
Balance at December 31, 2001	122,705,532	$ 6,135	$ 1,506,853	$ 49,467	$ 2,525,187	$ 4,087,642

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the ten months ended December 31, 2001 and the years ended February 28(29), 2001 and 2000

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	Year Ended February 28, 2001	Year Ended February 29, 2000
Cash flows from operating activities:			
Net earnings	$ 486,006	$ 374,153	$ 410,243
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:			
Gain on sale of available-for-sale securities	(266,246)	(56,965)	(11,053)
Gain on sale of subsidiary	—	—	(4,424)
Gain on sale of securitized service fees	—	—	(2,650)
401(k) plan contribution	8,685	7,878	6,996
Amortization and impairment/recovery of mortgage servicing rights	2,129,310	1,414,388	181,101
Impairment of other retained interests	149,008	19,812	29,235
Depreciation and other amortization	44,378	70,736	65,947
Income taxes payable	302,305	211,882	220,955
Origination and purchase of loans held for sale	(123,968,784)	(68,923,245)	(66,739,744)
Principal repayments and sale of loans	115,563,428	69,612,410	70,317,781
Decrease (increase) in mortgage loans and mortgage-backed securities held for sale	(8,405,356)	689,165	3,578,037
(Increase) decrease in other financial instruments	1,098,116	(40,157)	407,555
Increase in trading securities	(1,891,910)	(2,066,051)	(523,585)
Increase in securities purchased under agreements to resell	(1,209,564)	(2,673,963)	(359,347)
Increase in other assets	(2,708,588)	(1,706,406)	(37,673)
Increase in accounts payable and accrued liabilities	1,314,314	451,883	6,263
Net cash provided (used) by operating activities	(8,949,542)	(3,303,645)	3,967,600
Cash flows from investing activities:			
Additions to mortgage servicing rights, net	(2,395,939)	(1,785,659)	(1,299,909)
Additions to available-for-sale securities	(3,044,425)	(1,480,079)	(1,519,545)
Proceeds from sale of available-for-sale securities	2,514,241	895,736	96,200
Proceeds from sale of securitized service fees	—	—	197,616
Acquisition of insurance company	—	—	(425,000)
Purchase of property, equipment and leasehold improvements, net	(95,806)	(38,721)	(150,537)
Proceeds from sale of subsidiary	—	—	21,053
Net cash used by investing activities	(3,021,929)	(2,408,723)	(3,080,122)
Cash flows from financing activities:			
Net increase (decrease) in short-term borrowings	7,459,625	3,252,032	(790,117)
Issuance of long-term debt	7,075,800	3,417,237	2,224,354
Repayment of long-term debt	(3,037,551)	(957,050)	(2,288,762)
Net increase in deposit liabilities	675,480	—	—
Issuance of common stock	190,653	119,266	16,449
Cash dividends paid	(33,268)	(45,906)	(45,215)
Net cash provided (used) by financing activities	12,330,739	5,785,579	(883,291)
Net increase in cash	359,268	73,211	4,187
Cash at beginning of period	136,146	62,935	58,748
Cash at end of period	$ 495,414	$ 136,146	$ 62,935
Supplemental cash flow information:			
Cash used to pay interest	$ 1,469,819	$ 1,336,506	$ 902,491
Cash used to pay income taxes	$ 5,215	$ 14,799	$ 7,084
Non-cash investing and financing activities:			
Unrealized gain (loss) on available-for-sale securities, net of tax	$ (123,782)	$ 206,483	$ (13,641)
Contribution of common stock to 401(k) plan	$ 8,685	$ 7,878	$ 6,996

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the ten months ended December 31, 2001 and the years ended February 28(29), 2001 and 2000

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	Year Ended February 28, 2001	Year Ended February 29, 2000
NET EARNINGS	$ 486,006	$ 374,153	$ 410,243
Other comprehensive income, net of tax:			
Unrealized gains (losses) on available for sale securities:			
Unrealized holding gains (losses) arising during the period, before tax	(81,066)	361,811	(40,256)
Income tax (expense) benefit	30,464	(131,699)	15,378
Unrealized holding gains (losses) arising during the period, net of tax	(50,602)	230,112	(24,878)
Less: reclassification adjustment for (gains) losses included in net earnings, before tax	(117,238)	(37,153)	18,182
Income tax expense (benefit)	44,058	13,524	(6,945)
Reclassification adjustment for (gains) losses included in net earnings, net of tax	(73,180)	(23,629)	11,237
Other comprehensive income (loss)	(123,782)	206,483	(13,641)
COMPREHENSIVE INCOME	$ 362,224	$ 580,636	$ 396,602

The accompanying notes are an integral part of these statements.

NOTE 1 – ORGANIZATION

Countrywide Credit Industries, Inc. (the "Company") is a holding company that, through its principal subsidiary, Countrywide Home Loans, Inc. ("CHL") and other subsidiaries, is engaged in the following business segments:

- Mortgage banking;
- Insurance;
- Capital markets;
- Global;
- Banking

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Change in Fiscal Year

Effective December 31, 2001, the Company changed its fiscal year end from February 28 to December 31. As a result of the change, the Company's Consolidated Statement of Earnings, Consolidated Statement of Cash Flows and Consolidated Statement of Comprehensive Income for the period ended December 31, 2001 consist of the ten-month period March 1, 2001 through December 31, 2001. Summary comparative data for the ten-month period ended December 31, 2000 is presented in Note 4.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, Management is required to make estimates and assumptions that materially affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the parent and all subsidiaries that are required to be consolidated under generally accepted accounting principles. All material intercompany accounts and transactions have been eliminated.

Financial Statement Reclassifications

Certain amounts reflected in the Consolidated Financial Statements for the years ended February 28(29), 2001 and 2000 have been reclassified to conform to the presentation for the ten months ended December 31, 2001.

Derivative Financial Instruments

The Company uses various financial instruments, including derivative contracts, to manage the interest rate risk related specifically to the Committed Pipeline, mortgage loan inventory, trading securities, mortgage-backed securities ("MBS") held for sale, mortgage servicing rights ("MSRs"), other retained interests, as well as a portion of its debt. In addition, the Company uses derivative contracts to manage foreign currency risk related to its foreign currency denominated medium-term notes. Where applicable, the Company applies hedge accounting to the financial instruments.

On March 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 133, "Accounting For Derivative Instruments And Hedging Activities," and FASB Statement No. 138, "Accounting For Certain Derivative Instruments And Certain Hedging Activities-An Amendment Of FASB Statement No. 133" (collectively, "FAS 133"). Under FAS 133, all derivative instruments are recognized on the balance sheet at fair value.

On the date the Company enters into a derivative contract, or at any time during its life, the Company designates the derivative instrument as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge) or a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recorded in current period net earnings. For a cash flow hedge, to the extent that it is an effective hedge, changes in the fair value of the derivative are recorded in other comprehensive income within stockholders' equity and subsequently reclassified to earnings in the same period(s) that the hedged transaction impacts net earnings. For free-standing derivative instruments, changes in the fair values are reported in current period net earnings.

At the date of adoption, the Company recorded certain transition adjustments as required by FAS 133. There was no impact on net earnings because of such transition adjustments. However, the transition adjustments resulted in the following impact on the Company's balance sheet:

(Dollar amounts in millions)	
Decrease in fair value of derivatives classified as assets	$ (93.7)
Increase in fair value of derivatives classified as liabilities	$ (107.2)
Decrease in book value of hedged borrowings	$ 107.2
Increase in book value of MSRs	$ 81.7
Increase in book value of inventory and other assets	$ 12.0

The Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value hedges to specific assets and liabilities on the balance sheet. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative instruments used are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued.

The Company discontinues hedge accounting prospectively when (1) it determines that a derivative instrument is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) a derivative instrument expires or is sold, terminated, or exercised; or (3) a derivative instrument is de-designated as a hedge instrument. When hedge accounting is discontinued, the derivative instrument will continue to be carried on the balance sheet at its fair value. However, the carrying value of the previously hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative instrument will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. When hedge accounting is discontinued because the hedging instrument is sold or terminated, the amount reported in other comprehensive income to the date of sale or termination will continue to be reported in other comprehensive income until the forecasted transaction impacts earnings. In all other situations in which hedge accounting is discontinued, the derivative instrument will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current period earnings.

The Company occasionally purchases or originates financial instruments that contain an embedded derivative instrument. At inception, the Company assesses whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument (host contract), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument.

If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and carried at fair value with changes recorded in current period earnings.

Sales, Securitizations and Servicing of Financial Instruments

The Company securitizes a substantial portion of the mortgage loans it produces and sells those securities on a regular basis in the secondary mortgage market. By-products of those securitizations are certain retained interests, including MSRs, interest-only strips, principal-only securities, and residual securities, which the Company generally holds as long-term investments. The remainder of the loans are sold on a whole loan basis and the associated MSRs are generally retained by the Company.

When sold or securitized, the acquisition cost of the mortgage loans is allocated between the security or loans sold and the retained interests, based on their relative fair values. The reported gain is the difference between the cash proceeds from the sale of the security or loan and its allocated cost.

The determination of fair values of the retained interests at initial recording and on an ongoing basis requires considerable management judgment. Unlike MBS guaranteed by either Fannie Mae, Freddie Mac, or the Government National Mortgage Association ("GNMA") (collectively, "Agency MBS"), the market value of retained interests is not readily ascertainable with precision because these assets are not actively traded in stand-alone markets. For some MSRs, it is possible to indirectly ascertain approximate market values through observations of the whole-loan mortgage market. Similarly, the market value of some interest-only and principal-only securities can be estimated based upon the observed prices of similar agency securities. The Company uses available market data along with industry convention as well as discounted cash flow models to arrive at the initial fair values of its retained interests.

Once recorded, MSRs and other retained interests are periodically evaluated for impairment. Impairment is defined generally as a reduction in current fair value below carrying value. If MSRs are impaired, the impairment is recognized in current-period earnings. MSR impairment is recorded through a valuation allowance. If the value of MSRs subsequently increases, the valuation allowance can be recovered through a credit to current-period earnings. For purposes of performing its MSR impairment evaluation, the Company stratifies its servicing portfolio on the basis of certain risk characteristics including loan type (fixed or adjustable) and note rate. Fixed-rate loans are pooled in interest rate pools of fifty basis points for interest rates between 7% and 10% and single pools for interest above 10% and below 7%. Management periodically reviews the various impairment strata to determine whether the value of the impaired MSRs in a given stratum is likely to recover, net of periodic amortization. When Management deems recovery of the value, net of periodic amortization, to be unlikely in the foreseeable future, a permanent impairment write-down of the underlying MSRs to their estimated recoverable value is charged to the valuation allowance.

Generally, for impairment purposes, the Company estimates fair values of its retained interests through use of proprietary zero-volatility cash flow models and prepayment models. The Company has incorporated underlying assumptions it believes other major market participants would use to compute fair values. With regard to MSRs, the Company has incorporated cash flow elements it believes other major market participants would consider to derive the fair value of MSRs. Those cash flows associated with MSRs consist of: net service fees; earnings from escrow balances; late charges; prepayment penalties; cross-sell activities, namely insurance and home equity loans; loan retention benefits; net captive reinsurance premiums; government loan remarketing gains; other miscellaneous fees; servicing operating costs; servicing advance costs; and foreclosure-related costs.

MSRs are also subject to periodic amortization. The Company computes MSR amortization by applying the ratio of the net MSR cash flows projected for the current period to the estimated total remaining net MSR cash flows. The estimated total remaining net MSR cash flows are determined at the beginning of each reporting period, using prepayment assumptions applicable at that time.

Other retained interests are classified as available-for-sale securities and are carried at estimated fair value in the statement of financial condition.

See Note 8 for further discussion of the assumptions used in the valuation of retained interests.

Mortgage Loans and Mortgage-Backed Securities Held for Sale

Mortgage loans are recorded at the principal amount outstanding net of deferred origination costs and fees and any premiums or discounts. The cost of the mortgage loans held for sale is adjusted for the change in fair value of inventory that has been qualified as a fair value hedge. Mortgage loans held for sale are carried at the lower of cost or market, which is computed by the aggregate method (unrealized losses are offset by unrealized gains). Market value is based on quoted market prices.

The Company's MBS held for sale are recorded at fair value, with the change in fair value during the period included in earnings. The fair value of MBS held for sale is based on quoted market prices of underlying mortgage securities.

Trading Securities

Trading securities consists of financial instruments purchased by the Company's broker-dealer subsidiary. These financial instruments, including derivative contracts, are recorded at fair value on trade date basis, and gains and losses, both realized and unrealized, are included in gain on sale of loans in the statement of earnings.

Available-for-Sale-Securities

Available for sale securities are measured at fair value. Unrealized gains or losses, net of deferred income taxes, are excluded from earnings and reported as accumulated other comprehensive income, which is a separate component of shareholders' equity, until realized. Realized gains and losses on sales of securities are computed by the specific identification method at the time of disposition and are recorded in earnings. Unrealized losses that are other-than-temporary are recognized in earnings.

The Company has designated certain of its investments in interest-only and principal-only securities, residuals, mortgage backed asset securities, collateralized mortgage obligations, corporate bonds and government securities as available-for-sale securities, which are included in investments in other financial instruments.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price.

It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate.

Certain of the Company's securities lending arrangements include master netting agreements whereby the counterparties are entitled and intend to settle their positions "net." Where such arrangements are in place, the Company includes the net asset or liability in its balance sheet. At December 31, 2001, no borrowings were offset against securities purchased under agreements to resell under master netting arrangements.

At December 31, 2001, the market value of the collateral received related to securities purchased under agreements to resell was $4,397.4 million, of which $1,224.5 million was re-hypothecated.

Deferred Acquisition Costs

The Company's insurance subsidiary, Balboa Life and Casualty ("Balboa") incurs acquisition costs which vary with and are directly related to acquisition of new insurance policies, consisting primarily of commissions, premium taxes, and certain other underwriting costs. These costs are deferred and amortized as the related premiums are earned. Deferred acquisition costs are limited to amounts estimated to be recoverable from the related premiums and anticipated investment income less anticipated losses, loss adjustment expenses, and policy maintenance expenses. Deferred acquisition costs totaling $83.3 million and $60.7 million were included in other assets at December 31 and February 28, 2001, respectively. Amortization of policy acquisition costs totaling $42.0 million, $29.3 million, and $12.5 million were included in other operating expenses for the ten months ended December 31, 2001 and the years ended February 28(29), 2001 and 2000, respectively.

Reserves for Insurance Losses

For Balboa's property and casualty policies, the reserves for losses and loss adjustment expenses consist of a reserve for the unpaid portion of estimated ultimate losses and loss adjustment expenses on claims reported through the end of the year and a reserve for the estimated losses and loss adjustment expenses relating to incidents incurred but not reported as of the balance sheet date.

For credit life and disability policies, the reserves for losses provide for future claims, estimated based upon statutory standards, on all policies in-force at the end of the year, as well as the present value of amounts not yet due on disability claims. The reserves for policy and contract claims represents the estimated ultimate net cost of all reported and unreported claims incurred through the end of the year except for the present value of amounts not yet due on disability claims which are included in the reserve for life and disability policies.

The reserves for insurance losses are established using statistical analyses and are subject to the effects of trends in claim severity and frequency and other factors. The estimates are continually reviewed and as adjustments to reserves become necessary, such adjustments are reflected in current earnings.

Reinsurance

Balboa enters into reinsurance ceding transactions to allow Management to control exposure to potential losses arising from large risks in various areas of exposure, and to provide the Company with increased capacity to insure larger risks. A reinsurance cession occurs when certain risks are transferred, or ceded, to a reinsurer that assumes that risk for a premium. Reinsurance does not legally discharge the Company from primary liability under its policies. If the reinsurer fails to meet its obligations, the Company is still liable for its policy obligations. The Company monitors and evaluates the liquidity and financial strength of its reinsurers to determine their ability to fulfill obligations assumed by them under the reinsurance contracts.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the straight-line method. Renovations and improvements that add utility or significantly extend the useful life of assets are capitalized. Repair and maintenance costs are expensed as incurred.

Capitalized Software Costs

Internal software development costs are capitalized to the extent of external direct costs of materials and services consumed in developing or obtaining internal-use computer software and salary costs relating to the respective employees' time spent on the software project during the application development stage. Internally developed software is amortized over six years using the straight-line method.

Loan Origination Fees

Loan origination fees, as well as discount points and certain direct origination costs, are initially recorded as an adjustment of the cost of the loan and reflected in earnings when the loan is sold for mortgage loans and mortgage-backed securities held for sale, and are amortized to interest income using the interest method for loans held for investment.

Gains and Losses from Sale of Loans

The Company sells whole loans and pools loans into securities for sale. Gains and losses arising from the sale of these loans are determined on the specific identification method, and reflect the amount that sales proceeds exceed or are less than the carrying value of the loans sold adjusted for any interests that Countrywide retains. As discussed under the preceding caption, "Sales, Securitizations and Servicing of Financial Instruments," to the extent that Countrywide retains an interest in the loans sold, the cost assigned to the retained interest is allocated based on the fair value of the retained interest in relation to all of the interests created in the sale or securitization transaction.

Interest Income Recognition

Interest income is accrued as earned. Loans are placed on non-accrual status when any portion of principal or interest is ninety days past due or earlier when concern exists as to the ultimate collectibility of principal or interest. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.

Loan Servicing Fees

Loan servicing fees represent fees earned, net of guarantee fees, for servicing residential mortgage loans for investors and related ancillary revenue, including late charges and prepayment penalties. Servicing fees are recognized as earned. Accrued servicing fees relating to loans which are delinquent more than sixty days are reversed in the statement of earnings.

Insurance Premiums

Property and casualty and credit life and disability premiums are earned over the term of the policies on a pro rata basis for all products except for Guaranteed Auto Protection ("GAP"), which provides coverage for leased automobiles' residual value, and lender-placed insurance. For GAP insurance, revenue recognition is correlated to the exposure and accelerated over the life of the contract. For lender-placed insurance, earnings are "slowed," or earned later in the life of the policy, due to high cancellation rates experienced early in the life of the policy. Premiums applicable to the unexpired term of policies-in-force are recorded as unearned premiums.

Advertising Costs

The Company charges to expense the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over the expected period of future benefits. Advertising expense was $37.9 million, $55.5 million and $53.5 million for the ten months ended December 31, 2001 and years ended February 28(29), 2001, and 2000, respectively.

Stock-Based Compensation

The Company generally grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock-based compensation to employees under the accounting methods prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), as allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company recognizes compensation cost related to its stock option plans only to the extent that the fair value of the shares at the grant date exceeds the exercise price. Disclosure of stock-based compensation as required by FAS 123 is presented in Note 17.

Income Taxes

The Company utilizes an asset and liability approach in its accounting for income taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of assets and liabilities.

Implementation of New Accounting Standards

In November 1999, the Emerging Issues Task Force ("EITF") released Issue No. 99-20, titled "Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets" ("EITF 99-20"). EITF 99-20 is effective for quarters beginning after March 15, 2001. Under the guidelines of EITF 99-20, the accounting treatment of interest income and impairment of beneficial interests in securitization transactions is modified such that beneficial interests which are determined to have an other-than-temporary impairment are required to be written down to fair value with a corresponding impairment charge to earnings. The Company adopted EITF 99-20 for the fiscal quarter ended August 31, 2001 and there was no material impact at adoption on the Company's financial statements.

In September 2000, the FASB issued Statement No. 140 ("FAS 140"), "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces Statement No. 125 (of the same title). FAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of Statement No. 125's provisions. The collateral and disclosure provisions of FAS 140 were included in the February 28, 2001 financial statements. All other provisions of this statement were adopted on April 1, 2001, as required by the statement. The adoption of this statement did not have a material impact on the Company's financial statements.

Recently Issued Accounting Standards

During June of 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142").

FAS 141 requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001, provides specific guidance on how to identify the accounting acquirer in a business combination, provides specific criteria for recognizing intangible assets apart from goodwill and requires additional financial statement disclosures regarding business combinations. FAS 141 will impact the Company's accounting for any business combinations it may enter into in the future. However, FAS 141's adoption did not have an impact on the Company's present financial condition or results of operations.

FAS 142 addresses the accounting for goodwill and other intangible assets after their initial recognition. FAS 142 changes the accounting for goodwill and other intangible assets by replacing periodic amortization of the asset with an annual test of impairment of goodwill at either the reporting segment level or one level below, providing for similar accounting treatment for intangible assets deemed to have an indefinite life. Assets with finite lives will be amortized over their useful lives. FAS 142 also provides for additional financial statement disclosures about goodwill and intangible assets. The provisions of FAS 142 are applicable to the Company in the year ending December 31, 2002. The Company has insignificant levels of goodwill and intangible assets and the adoption of FAS 142 is not expected to have a material impact on the Company's financial condition or results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, FAS 144 changes the scope and certain measurement requirements of existing accounting guidance. FAS 144 also changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. The adoption of this statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

NOTE 3 – EARNINGS PER SHARE

Basic earnings per share ("EPS") is determined using net earnings divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net earnings by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

The following table presents basic and diluted EPS for the ten months ended December 31, 2001 and for the years ended February 28(29), 2001 and 2000:

(Dollar amounts in thousands, except per share data)	Ten Months Ended December 31, 2001 Net Earnings	Shares	Per-Share Amount
Net earnings	$ 486,006		
Basic EPS			
Net earnings available to common shareholders	$ 486,006	120,339	$ 4.04
Effect of dilutive stock options	—	4,454	
Diluted EPS			
Net earnings available to common shareholders	$ 486,006	124,793	$ 3.89

(Dollar amounts in thousands, except per share data)	Year Ended February 28, 2001 Net Earnings	Shares	Per-Share Amount
Net earnings	$ 374,153		
Basic EPS			
Net earnings available to common shareholders	$ 374,153	114,932	$ 3.26
Effect of dilutive stock options	—	4,103	
Diluted EPS			
Net earnings available to common shareholders	$ 374,153	119,035	$ 3.14

(Dollar amounts in thousands, except per share data)	Year Ended February 29, 2000 Net Earnings	Shares	Per-Share Amount
Net earnings	$ 410,243		
Basic EPS			
Net earnings available to common shareholders	$ 410,243	113,083	$ 3.63
Effect of dilutive stock options	—	3,605	
Diluted EPS			
Net earnings available to common shareholders	$ 410,243	116,688	$ 3.52

During the ten months ended December 31, 2001 and the years ended February 28 (29), 2001 and 2000, options to purchase 1.3 million shares, 3.3 million shares and 3.2 million shares, respectively, were outstanding but not included in the computation of EPS because they were anti-dilutive. As more fully discussed in Note 12, the Company has outstanding debentures convertible into common stock of the Company contingent on the Company's per-share common stock price reaching certain specified levels, or if the credit ratings of the debentures drop below investment grade. At December 31, 2001, none of the conditions providing for conversion of the debentures had been met.

NOTE 4 — TRANSITION PERIOD COMPARATIVE DATA

Effective December 31, 2001, the Company changed its fiscal year from February 28 to December 31. Information for the current period is representative of the ten months March 1, 2001 through December 31, 2001.

The following table presents certain financial information for the ten months ended December 31, 2001 and 2000, respectively:

(Dollar amounts in thousands, except per share data)	Ten Months Ended December 31, 2001	(Unaudited) Ten Months Ended December 31, 2000
Revenues	$ 2,635,681	$ 1,643,308
Expenses	1,847,062	1,218,423
Earnings before income taxes	788,619	424,885
Provision for income taxes	302,613	153,200
Net earnings	$ 486,006	$ 271,685
Earnings per share:		
Basic	$ 4.04	$ 2.37
Diluted	$ 3.89	$ 2.30
Weighted average common shares outstanding:		
Basic	120,339	114,495
Diluted	124,793	118,317

NOTE 5 — TRADING SECURITIES

Trading securities as of December 31, 2001 and February 28, 2001 includes the following:

(Dollar amounts in thousands)	December 31, 2001	February 28, 2001
Mortgage-backed securities (fixed rate)	$ 4,785,644	$ 3,160,598
Collateralized mortgage obligations	472,847	457,768
Mortgage-backed securities (adjustable rate)	333,913	102,505
Agency debentures	283,170	246,379
Other	66,418	82,832
	$ 5,941,992	$ 4,050,082

NOTE 6 — MORTGAGE SERVICING RIGHTS

The activity in mortgage servicing rights for the ten months ended December 31, 2001 and for the years ended February 28(29), 2001 and 2000 is as follows:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	Year Ended February 28 (29), 2001	2000
Mortgage Servicing Rights			
Balance at beginning of period	$ 5,876,121	$ 5,420,239	$ 4,591,191
Additions, net	2,395,939	1,785,659	1,299,909
Securitization and sale of service fees	—	—	(218,770)
Scheduled amortization	(805,533)	(518,199)	(459,308)
Change in fair value attributable to hedged risk	(384,692)	—	—
Hedge losses (gains) applied	—	(811,578)	207,217
Application of valuation allowance to permanently impaired MSRs	(30,273)	—	—
Balance before valuation allowance at end of period	7,051,562	5,876,121	5,420,239
Reserve for Impairment of Mortgage Servicing Rights			
Balance at beginning of period	(108,373)	(23,762)	(94,752)
Reductions (additions)	(857,380)	(84,611)	70,990
Application of valuation allowance to permanently impaired MSRs	30,273	—	—
Balance at end of period	(935,480)	(108,373)	(23,762)
Mortgage Servicing Rights, net	$ 6,116,082	$ 5,767,748	$ 5,396,477

The estimated fair value of mortgage servicing rights was $6.1 billion, $5.8 billion and $5.7 billion as of December 31, 2001, February 28, 2001, and February 29, 2000, respectively. The Company estimates fair value of the MSRs through use of proprietary zero-volatility cash flow models and prepayment models. The Company has incorporated cash flow elements it believes other major market participants would consider to derive the fair value of MSRs. Those cash flows associated with MSRs consist of: net service fees; earnings from escrow balances; late charges; prepayment penalties; cross-sell activities, namely insurance and home equity loans; loan retention benefits; net captive reinsurance premiums; government loan remarketing gains; other miscellaneous fees; servicing operating costs; servicing advance costs; and foreclosure-related costs. See Note 8 for further discussion.

NOTE 7 — INVESTMENTS IN OTHER FINANCIAL INSTRUMENTS

Investments in other financial instruments as of December 31, 2001 and February 28, 2001 include the following:

(Dollar amounts in thousands)	December 31, 2001	February 28, 2001
Servicing hedge instruments:		
Principal-only securities	$ 840,062	$ 1,348,994
Derivative instruments	256,129	1,058,805
Total servicing hedge instruments	1,096,191	2,407,799
Other interests retained in securitization:		
Subprime AAA interest-only securities	493,009	173,189
Interest-only and principal-only securities	220,852	212,506
Home equity line of credit residuals	150,802	250,066
Home equity line of credit transferor's interest	139,468	122,776
Subprime residuals	122,000	390,732
Other	58,461	52,824
Total other interests retained in securitizations	1,184,592	1,202,093
Insurance and Banking segments' investment portfolios:		
Mortgage-backed securities	578,737	175,532
Collateralized mortgage obligations	300,219	—
U.S. Treasury securities and obligations of United States Government corporations and agencies	165,192	69,984
Corporate securities	99,595	197,524
Other	14,339	107,382
Grand Total	$ 3,438,865	$ 4,160,314

With the exception of the derivative instruments, all the above listed securities are classified as available-for-sale.

Amortized cost and fair value of available for sale securities as of December 31, 2001 and February 28, 2001 are as follows:

(Dollar amounts in thousands)	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Other interests retained in securitization	$ 1,078,745	$ 105,902	$ (55)	$ 1,184,592
Principal-only securities	852,174	6,767	(18,879)	840,062
Mortgage-backed securities	578,341	4,409	(4,013)	578,737
Collateralized mortgage obligations	300,828	301	(910)	300,219
U.S. Treasury securities and obligations of United States Government corporations and agencies	167,040	2,140	(3,988)	165,192
Corporate securities	94,131	6,936	(1,472)	99,595
Other	13,726	613	—	14,339
	$ 3,084,985	$ 127,068	$ (29,317)	$ 3,182,736

(Dollar amounts in thousands)	February 28, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Other interests retained in securitization	$ 1,108,557	$ 107,627	$ (14,091)	$ 1,202,093
Principal-only securities	1,190,281	159,318	(605)	1,348,994
Mortgage-backed securities	167,845	7,687	—	175,532
U.S. Treasury securities and *obligations of* United States Government corporations and agencies	68,674	1,551	(241)	69,984
Corporate securities	189,515	10,966	(2,957)	197,524
Other	105,948	1,434	—	107,382
	$ 2,830,820	$ 288,583	$ (17,894)	$ 3,101,509

Gross gains and losses realized on the sales of available for sale securities are as follows:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	Year Ended February 28 (29), 2001	2000
Other interests retained in securitization:			
Gross realized gains	$ 141	—	$ 11,533
Gross realized losses	(248)	$ (789)	—
Net	$ (107)	$ (789)	$ 11,533
Principal-only securities:			
Gross realized gains	$ 250,322	$ 51,788	$ 366
Gross realized losses	—	—	—
Net	$ 250,322	$ 51,788	$ 366
Fixed maturities:			
Gross realized gains	$ 16,162	—	$ 5
Gross realized losses	(866)	$ (128)	(1,283)
Net	$ 15,296	$ (128)	$ (1,278)
Equity securities:			
Gross realized gains	$ 785	$ 6,094	$ 432
Gross realized losses	(50)	—	—
Net	$ 735	$ 6,094	$ 432

NOTE 8 – SECURITIZATIONS

The Company routinely originates, securitizes and sells mortgage loans into the secondary mortgage market. As a result of this process, the Company typically retains the MSRs and may retain interest-only strips, principal-only securities and one or more subordinated interests. In general, conventional securitizations are structured without recourse to the Company. Government loans serviced by the Company are insured by the Federal Housing Administration or partially guaranteed against loss by the Department of Veterans Affairs. The Company is exposed to credit losses to the extent that the partial guarantee provided by the Department of Veterans Affairs is inadequate to cover the total credit losses incurred. The Company may retain primary credit risk on the home equity and subprime loans it securitizes through retention of a subordinated interest or through a corporate guarantee of losses up to a negotiated maximum amount. In general, there are no restrictions on the Company's retained interests. While the Company does not primarily retain credit risk on the prime quality, first lien mortgage loans it sells, it does have potential liability under the representations and warranties it makes to purchasers and insurers of the loans. The Company recognized gains of $849.9 million from sales of financial assets in securitizations in the ten-month period ended December 31, 2001.

Key economic assumptions used in determining the fair value of MSRs at the time of securitization are as follows:

	Ten Months Ended December 31, 2001	Year Ended February 28, 2001
Weighted-average life (in years)	7.6	8.2
Weighted-average prepayment speed (annual rate)	11.8%	11.0%
Weighted-average discount rate (annual rate)	10.9%	10.3%
Weighted-average anticipated credit losses	0.01%	0.01%

Key economic assumptions used in determining the fair value of other retained interests at the time of securitization are as follows:

	Ten Months Ended December 31, 2001	Year Ended February 28, 2001
Weighted-average life (in years)	3.9	4.1
Weighted-average prepayment speed (annual rate)	26.1%	24.3%
Weighted-average discount rate (annual rate)	14.6%	15.4%
Weighted-average anticipated credit losses	0.5%	2.5%

The following table summarizes cash flows between the Company and securitization special purpose entities:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	Year Ended February 28, 2001
Proceeds from new securitizations	$103,829,423	$60,494,596
Proceeds from collections reinvested in securitizations	$ 606,017	$ 707,460
Service fees received	$ 811,488	$ 821,836
Purchases of delinquent loans	$ (4,303,894)	$ (2,610,563)
Servicing advances	$ (880,301)	$ (468,602)
Repayment of servicing advances	$ 755,175	$ 405,097
Other cash flows received on retained interest[a]	$ 617,205	$ 295,698

[a] Represents cash flows received on retained interests other than servicing fees.

Key economic assumptions used in subsequently measuring the fair value of the Company's mortgage servicing rights at December 31 and February 28, 2001, and the effect on the fair value of those mortgage servicing rights from adverse changes in those assumptions are as follows:

(Dollar amounts in thousands)	December 31, 2001	February 28, 2001
Fair value of mortgage servicing rights	$ 6,116,082	$ 5,834,058
Weighted-average life (in years)	5.9	6.1
WEIGHTED-AVERAGE PREPAYMENT SPEED (annual rate)	17.2%	16.1%
Impact of 10% adverse change	$ 230,304	$ 263,080
Impact of 20% adverse change	$ 441,858	$ 500,464
WEIGHTED-AVERAGE DISCOUNT RATE (annual rate)	11.1%	9.8%
Impact of 10% adverse change	$ 245,260	$ 209,159
Impact of 20% adverse change	$ 472,130	$ 404,732
WEIGHTED-AVERAGE LIFETIME CREDIT LOSSES	0.02%	0.02%
Impact of 10% adverse change	$ 16,515	$ 3,082
Impact of 20% adverse change	$ 34,604	$ 6,163

Key economic assumptions used in subsequently measuring the fair value of the Company's other interests retained in securitization at December 31 and February 28, 2001, and the effect on the fair value of those other retained interests from adverse changes in those assumptions are as follows:

(Dollar amounts in thousands)	December 31, 2001	February 28, 2001
Fair value of other retained interests	$ 1,184,592	$ 1,202,093
Weighted-average life (in years)	3.3	4.4
WEIGHTED-AVERAGE PREPAYMENT SPEED (annual rate)	28.2%	23.3%
Impact of 10% adverse change	$ 69,513	$ 62,058
Impact of 20% adverse change	$ 130,807	$ 113,446
WEIGHTED-AVERAGE DISCOUNT RATE (annual rate)	15.2%	16.6%
Impact of 10% adverse change	$ 20,139	$ 30,728
Impact of 20% adverse change	$ 39,105	$ 59,179
WEIGHTED-AVERAGE LIFETIME CREDIT LOSSES	3.0%	3.3%
Impact of 10% adverse change	$ 25,280	$ 18,223
Impact of 20% adverse change	$ 50,560	$ 35,423

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in individual assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, changes in prepayment speed estimates could result in changes in credit losses), which might magnify or counteract the sensitivities.

The Company reviews all major assumptions periodically using the most recent empirical and market data available and makes adjustments where warranted.

The following table presents information about delinquencies and components of subprime and home equity loans for which the Company has retained some level of credit risk.

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	Year Ended February 28, 2001
Subprime and home equity loans:		
Total principal amount	$13,951,181	$11,695,059
Principal amount 60 days or more past due	$ 668,479	$ 441,129
Comprised of:		
Assets sold	$10,259,509	$11,510,760
Assets held for sale	3,691,672	184,299
	$13,951,181	$11,695,059

The Company incurred credit losses of $30.2 million and $23.1 million related to the assets above during the ten-month period ended December 31, 2001, and the year ended February 28, 2001, respectively.

NOTE 9 — FINANCIAL INSTRUMENTS

Derivative Financial Instruments

The primary market risk facing the Company is interest rate risk. From an enterprise perspective, the Company manages this risk by striving to balance its Loan Production Sector with its Loan Servicing Sector, which are counter cyclical in nature. In addition, the Company utilizes various financial instruments, including derivatives contracts, to manage the interest rate risk related specifically to its Committed Pipeline, mortgage loan inventory, trading securities, MBS held for sale, MSRs, and other retained interests as well as a portion of its debt. The overall objective of the Company's interest rate risk management policies is to reduce the impact on reported earnings caused by changes in the values of these items resulting from changes in interest rates.

The Company uses a variety of derivative financial instruments to manage interest-rate risk. These instruments include interest rate floors, MBS mandatory forward sale and purchase commitments, options to sell or buy MBS, treasury futures and eurodollar rate futures and options thereon, interest rate caps, capped swaps, swaptions, interest rate futures and interest rate swaps. These instruments involve, to varying degrees, elements of interest rate and credit risk. The Company manages foreign currency exchange rate risk with foreign currency swaps.

The Company has exposure to credit loss in the event of nonperformance by the counterparties to the various over-the-counter instruments. The Company manages this credit risk by selecting only well established, financially strong counterparties, spreading the credit risk among many such counterparties, and by placing contractual limits on the amount of unsecured credit risk from any one counterparty. The Company's exposure to credit risk in the event of default by a counterparty is the current cost of replacing the contracts net of any available margins retained by the Company, a custodian or the Mortgage-Backed Securities Clearing Corporation, which is an independent clearing agent.

The total amount of counterparty credit exposure as of December 31, 2001, before and after applicable margin accounts held, is as follows:

(Dollar amounts in millions)	December 31, 2001
Total credit exposure before margin accounts held	$ 489.4
Less: margin accounts held	(13.7)
Net unsecured credit exposure	$ 475.7

Hedge of Committed Pipeline and Mortgage Loan Inventory

As of December 31, 2001, the Company had $10.4 billion of closed mortgage loans and MBS held in inventory, including $5.8 billion fixed-rate and $4.6 billion adjustable-rate (the "Inventory"). In addition, as of December 31, 2001, the Company had short-term rate and point commitments amounting to approximately $10.8 billion (comprised of $8.6 billion fixed-rate and $2.2 billion adjustable-rate) related to mortgage loan applications in process and an additional $1.4 billion (comprised of $1.3 billion fixed-rate and $0.1 billion adjustable-rate) like commitments subject to property identification and borrower qualification (together the "Committed Pipeline"). Substantially all of these commitments are for periods of 60 days or less (after funding and sale of the mortgage loans, the Company's exposure to credit loss in the event of nonperformance by the mortgagor is limited as described in Note 24).

To moderate the risk that a change in interest rates will result in a decline in the value of the Company's Committed Pipeline or Inventory, the Company enters into hedging transactions. The Inventory is hedged with forward contracts for the sale of loans and net sales of MBS, including options to sell MBS where the Company can exercise the option on or before the anticipated settlement date of the MBS. A significant portion of the inventory hedge is designed as a fair value hedge under FAS 133. For the ten months ended December 31, 2001, the Company recognized a pre-tax gain of $4.9 million, representing the ineffective portion of such fair value hedges of Inventory. This amount is included in gain on sale of loans in the statement of earnings.

The Committed Pipeline, which is comprised of interest rate lock commitments issued on residential mortgage loans to be held for sale, is considered a portfolio of derivative instruments. The Committed Pipeline and the associated free-standing derivative instruments are marked to fair value and recorded as a component of gain on sale of loans in the statement of earnings. The Company's hedging policies require that substantially all of the Committed Pipeline be hedged with a combination of options for the purchase and sale of MBS and treasury futures and forward contracts for the sale of MBS. As of December 31, 2001, the notional amount of options to purchase and sell MBS aggregated $0.3 billion and $0.1 billion, respectively. In addition, as of December 31, 2001, the notional amount of options to purchase and sell treasury futures aggregated $3.3 billion and $1.4 billion, respectively. The Company had net forward contracts to sell MBS that amounted to $15.6 billion (including forward contracts to sell MBS of $33.1 billion and to purchase MBS of $17.5 billion). The MBS that are to be delivered under these contracts and options are either fixed or adjustable-rate, and generally correspond with the composition of the Company's Inventory and Committed Pipeline.

The Company is generally not exposed to significant losses nor will it realize significant gains related to its Inventory or Committed Pipeline due to changes in interest rates, net of gains or losses on associated hedge positions. The correlation between the Inventory, the Committed Pipeline and the associated hedge instruments is very high due to their similarity. However, the Company is exposed to the risk that the actual closings in the Committed Pipeline may deviate from the estimated closings for a given change in interest rates. Although mortgage rates are the primary determinant, actual loan closings from the Committed Pipeline are influenced by many factors, including the composition of the Committed Pipeline and remaining commitment periods. The Company's estimated closings are primarily based on recent empirical data.

Servicing Hedge

The following table summarizes the notional amounts of derivative contracts included in the Servicing Hedge:

(Dollar amounts in millions)	Balance February 28, 2001	Additions	Dispositions / Expirations	Balance December 31, 2001
Interest rate floors	$ 32,000	—	(18,500)	$ 13,500
Long call options on interest rate futures	$ 4,600	355,145	(297,835)	$ 61,910
Long put options on interest rate futures	—	123,765	(23,765)	$ 100,000
Long call options on MBS	$ 6,061	—	(6,061)	—
Interest rate swaps	$ 1,500	9,500	(9,500)	$ 1,500
Interest rate cap	$ 2,500	—	(200)	$ 2,300
Swaptions	$ 42,250	19,000	(52,250)	$ 9,000

The Servicing Hedge is intended to reduce the impact on reported earnings due to impairment of the Company's investment in MSRs and other retained interests that generally result from a decline in interest rates. Should interest rates increase, the value of the MSRs is expected to increase, while the value of the Servicing Hedge is expected to decline. With respect to the floors, options on interest rate futures and MBS, interest rate caps and swaptions, the Company is not exposed to loss beyond its initial outlay to acquire the hedge instruments plus any unrealized gains recognized to date. With respect to the interest rate swap contracts entered into by the Company as of December 31, 2001, the Company estimates that its maximum exposure to loss over the contractual terms is $0.4 million.

At times during the ten months ended December 31, 2001, a portion of the Servicing Hedge was designed to qualify as a fair value hedge under FAS 133. The Company has recognized in earnings for the ten months ended December 31, 2001, a gain of $14 million, which represents the amount of the hedge ineffectiveness for the portion of hedge that qualified as a fair value hedge under FAS 133. There is no portion of the hedging instruments' gain or loss that is excluded from the assessment of hedge effectiveness.

Interest Rate Swaps

As of December 31, 2001, CHL had interest rate swap contracts related to its debt, in addition to those included in the Servicing Hedge.

CHL enters into contracts which enable it to convert a portion of its fixed-rate debt to United States dollar LIBOR-based floating-rate debt (notional amount $2.9 billion) and to enable CHL to convert a portion of its foreign currency denominated fixed-rate medium-term notes to United States dollar LIBOR-based floating-rate debt (notional amount $0.6 billion). These transactions are designed as fair value hedges under FAS 133. For the ten months ended December 31, 2001, the Company recognized a pre-tax gain of $2.4 million, representing the ineffective portion of such fair value hedges of debt. This amount is included in interest charges in the statement of earnings.

In addition, CHL enters into contracts which enable it to convert a portion of its floating-rate debt to fixed-rate debt (notional amount of $1.5 billion) and to convert a portion of its foreign currency denominated fixed-rate debt to United States dollar fixed-rate debt (notional amount of $0.6 billion). These transactions are designed as cash flow hedges under FAS 133. For the ten months ended December 31, 2001, the Company recognized a pre-tax loss of $0.4 million, representing the ineffective portion of such cash flow hedges. As of December 31, 2001, deferred net gains or losses on derivative instruments included in other comprehensive income that are expected to be reclassified as earnings during the next twelve months are not expected to be material.

CHL also enters contracts that enable it to convert a portion of its medium-term note borrowings from one floating-rate index to another (notional amount $0.6 billion).

Payments on interest rate swaps are based on a specified notional amount. In connection with certain fair value hedges, the Company has entered into swaps in which the rate received is fixed and the rate paid is adjustable and is indexed to LIBOR ("Receiver Swap"). In connection with certain cash flow hedges, the Company has entered into swaps in which the rate paid is fixed and the rate received is adjustable and is indexed to LIBOR ("Payer Swap").

The following summarizes the average interest rates on the swaps as of December 31, 2001:

	Fixed Rate	Floating Rate
Receiver swaps	4.70%	2.71%
Payer swaps	4.68%	3.26%

Payments are due periodically through the termination date of each contract. The agreements expire between January 2002 and October 2019.

Broker-Dealer Financial Instruments

Countrywide Securities Corporation ("CSC") utilizes a variety of financial instruments including derivative contracts to manage interest-rate risk. The following summarizes the notional amounts of the derivative contracts included in CSC's trading portfolio, as well as the fair value of the related assets and liabilities at December 31, 2001, and the average fair value of the related assets and liabilities for the ten months ended December 31, 2001:

(Dollar amounts in thousands)	Notional Amount	Fair Value	Average Fair Value
Forward contracts to sell MBS	$11,795,716	$ (70,401)	$ 859
Forward contracts to purchase MBS	$ 6,435,839	$ (19,781)	$ 5,780
Futures contracts	$ 6,130,000	$ 1,814	$ (1,419)
Interest rate swap contracts	$ 305,000	$ (3,267)	$ (205)
Swaptions	$ 20,000	$ 1,204	$ 1,192

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments as of December 31, 2001 and February 28, 2001 is made by the Company using available market information and appropriate valuation methods. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

The fair value estimates as of December 31, 2001, and February 28, 2001 are based on pertinent information that was available to Management as of the respective dates. Although Management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following describes the methods used by the Company in estimating fair values.

Mortgage Loans and Mortgage-Backed Securities Held for Sale

Fair value is estimated using the quoted market prices for securities backed by similar types of loans and dealer commitments to purchase loans on a servicing-retained basis.

Trading Securities

Fair value is estimated using quoted market prices.

Securities Sold Under Agreements to Repurchase

These financial instruments are recorded at accreted cost, which approximates fair value.

Principal-Only Securities

Fair value is estimated using quoted market prices and by discounting future cash flows using discount rates that approximate current market rates and market consensus prepayment rates.

Mortgage-Backed Securities Retained in Securitization

Fair value is estimated by discounting future cash flows using discount rates and credit loss rates that approximate current market rates, market consensus and internally developed prepayment rates.

Mortgage-Backed Securities

Fair value is estimated using quoted market prices.

Collateralized Mortgage Obligations

Fair value is estimated using quoted market prices.

U.S. Treasury Securities and Obligations of United States Government Corporations and Agencies

Fair value is estimated using quoted market prices.

Corporate Securities

Fair value is estimated using quoted market prices.

Other Financial Instruments

Other financial instruments are primarily composed of tax-exempt municipal bonds, asset-backed securities, and foreign government bonds. These securities are recorded at fair value using quoted market prices.

Other Assets

Included in other assets are rewarehoused FHA and VA loans, loans held for investment, and receivables related to broker-dealer activities. These assets are recorded at cost, which approximates fair value.

Notes Payable

Fair value is determined by discounting remaining payments using applicable current market rates.

Derivatives

Fair value is defined as the amount that the Company would receive or pay to terminate the contracts at the reporting date. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied utilizing current market information to estimate fair value.

	December 31, 2001		February 28, 2001	
(Dollar amounts in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Mortgage loans and mortgage-backed securities held for sale	$10,369,374	$10,369,374	$ 1,964,018	$ 1,964,018
Trading securities	5,941,922	5,941,922	4,050,082	4,050,082
Securities purchased under agreements to resell	4,319,120	4,319,120	3,109,556	3,109,556
Items included in investments in other financial instruments:				
Principal-only securities	840,062	840,062	1,348,994	1,348,994
Other interests retained in securitizations	1,184,592	1,184,592	1,202,093	1,202,093
Mortgage-backed securities	578,737	578,737	175,532	175,532
Collateralized mortgage obligations	300,219	300,219	—	—
U.S. Treasury securities and obligations of United States government corporations and agencies	165,192	165,192	69,984	69,984
Corporate securities	99,595	99,595	197,524	197,524
Other financial instruments	14,339	14,339	107,382	107,382
Items included in other assets:				
Rewarehoused FHA and VA loans	1,726,569	1,726,569	790,876	790,876
Loans held for investment	683,521	683,521	269,942	269,942
Receivables related to broker-dealer activities	273,270	273,270	318,739	318,739
Liabilities:				
Notes payable	16,549,999	16,592,340	11,402,791	11,159,777
Securities sold under agreements to repurchase	9,452,852	9,452,852	3,541,230	3,541,230
Securities sold not yet purchased	280,506	280,506	260,151	260,151
Corporate guarantees	101,838	101,838	56,312	56,312
Company-obligated mandatorily redeemable capital trust pass-through securities of subsidiary trusts holding solely Company guaranteed related subordinated debt	500,000	543,066	500,000	521,929
Derivatives:				
Interest rate floors	83,568	83,568	349,002	343,151
Forward contracts on MBS	180,750	180,750	(8,673)	(40,312)
Options on MBS	18,062	18,062	78,386	54,759
Options on interest rate futures	66,076	66,076	7,660	6,625
Interest rate caps	2,818	2,818	15,216	2,310
Swaptions	119,801	119,801	644,181	590,906
Interest rate swaps	(240,785)	(240,785)	(3,682)	(110,852)
Futures	(494)	(494)	(294)	(294)
Short-term commitments to extend credit	(89,400)	(89,400)	—	35,200

NOTE 10 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consist of the following:

(Dollar amounts in thousands)	December 31, 2001	February 28, 2001
Buildings	$ 204,530	$ 190,109
Office equipment	458,278	393,721
Leasehold improvements	59,769	55,822
	722,577	639,652
Less: accumulated depreciation and amortization	(308,667)	(271,505)
	413,910	368,147
Land	33,112	28,796
	$ 447,022	$ 396,943

Depreciation and amortization expense amounted to $45.7 million, $54.6 million and $48.8 million for the ten months ended December 31, 2001 and for the years ended February 28(29), 2001 and 2000, respectively.

NOTE 11 – OTHER ASSETS

Other assets as of December 31, 2001 and February 28, 2001 include the following:

(Dollar amounts in thousands)	December 31, 2001	February 28, 2001
Loans:		
Defaulted FHA-insured and VA-guaranteed loans repurchased	$ 1,726,569	$ 790,876
Warehouse lending advances secured by mortgage loans	1,410,845	375,769
Mortgage loans held for investment	719,940	269,942
	3,857,354	1,436,587
Reimbursable servicing advances	472,864	295,654
Securities broker-dealer receivables	590,813	184,135
Prepaid expenses	171,878	183,757
Capitalized software	162,370	143,300
Accrued interest receivable	115,501	80,191
Other assets	718,155	1,047,076
	$ 6,088,935	$ 3,370,700

NOTE 12 – NOTES PAYABLE

Notes payable consists of the following:

(Dollar amounts in thousands)	December 31, 2001	February 28, 2001
Medium-term notes, various series, and Euro Notes	$14,310,730	$10,435,510
Commercial paper	1,388,538	—
Convertible debentures	505,022	500,717
Subordinated notes	200,000	200,000
Federal Home Loan Bank advances	75,000	—
Unsecured notes payable	67,116	264,196
Other notes payable	3,593	2,368
	$16,549,999	$11,402,791

Commercial Paper and Backup Credit Facilities

As of December 31, 2001, CHL had unsecured credit agreements (revolving credit facilities) with a group of commercial banks permitting CHL to borrow an aggregate maximum amount of $4.9 billion. The facilities included a $3.8 billion revolving credit facility with a consortium of twenty-one commercial banks consisting of: (i) a five-year facility of $2.3 billion, which expires on December 17, 2006; and (ii) a one-year facility of $1.5 billion, which expires on December 16, 2002. As consideration for the facility, CHL pays annual commitment fees of $3.5 million. There is an additional one-year facility, which expires April 11, 2002, with a consortium of twelve of the 21 banks for total commitments of $1.1 billion. As consideration for the facility, CHL pays annual commitment fees of $0.8 million. CHL has renewed this facility. See Note 26, "Subsequent Events." The purpose of these credit facilities is to provide liquidity backup for CHL's commercial paper program. No amount was outstanding under these revolving credit facilities at December 31, 2001. The weighted-average borrowing rate on commercial paper borrowings for the ten months ended December 31, 2001 was 3.50%. The weighted average borrowing rate on commercial paper borrowings outstanding at December 31, 2001 was 1.98%. All of the facilities contain various financial covenants and restrictions, certain of which require the Company and CHL to maintain specified net worth amounts and that limit the amount of dividends that can be paid by the Company or CHL. Management believes the Company is in compliance with those covenants and restrictions.

Medium-Term Notes

As of December 31, 2001, outstanding medium-term notes issued by CHL under various shelf registrations filed with the Securities and Exchange Commission or issued by CHL pursuant to its Euro medium-term note program were as follows:

(Dollar amounts in thousands)	Outstanding Balance			Interest Rate		Maturity Date	
	Floating-Rate	Fixed-Rate	Total	From	To	From	To
Series A	$ —	$ 46,500	$ 46,500	8.75%	8.79%	March 2002	March 2002
Series B	—	251,000	251,000	6.65%	6.98%	March 2003	August 2005
Series C	50,000	26,000	76,000	6.48%	7.04%	December 2003	March 2004
Series D	—	300,000	300,000	6.28%	6.88%	January 2003	September 2005
Series E	—	655,000	655,000	6.94%	7.45%	September 2003	October 2008
Series F	286,000	1,027,685	1,313,685	2.31%	7.00%	February 2002	April 2013
Series G	—	221,000	221,000	7.00%	7.00%	August 2018	November 2018
Series H	—	1,174,000	1,174,000	6.25%	8.25%	June 2004	October 2019
Series I	1,587,000	111,950	1,698,950	1.82%	8.00%	January 2002	August 2015
Series J	1,770,000	4,230,000	6,000,000	2.05%	7.05%	May 2002	August 2016
Euro Notes	1,207,280	1,455,344	2,662,624	2.33%	6.85%	April 2002	January 2009
Sub-total	4,900,280	9,498,479	14,398,759				
Change in fair value attributable to hedged risk	—	—	(88,029)				
Total	$ 4,900,280	$ 9,498,479	$ 14,310,730				

As of December 31, 2001, $1.2 billion foreign currency-denominated medium-term notes were outstanding. Such notes are denominated in Yen, Deutsche Marks, French Francs, Portuguese Escudos and Euros. The Company manages the associated foreign currency risk by entering currency swaps. The terms of the currency swaps effectively translate the foreign currency denominated medium-term notes into United States dollars.

Convertible Debentures

The Company has issued zero coupon Liquid Yield Option Notes ("LYONs") with an aggregate face value of $675 million upon maturity on February 8, 2031. The LYONs were issued at $741.37 per LYON. At maturity, February 8, 2031, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 1.0%. The LYONs are senior indebtedness of the Company.

Holders of the LYONs may require the Company to repurchase all or a portion of their LYONs at the original issue price plus accrued original issue discount on the following dates:

Repurchase Date	Repurchase Price
February 8, 2004	$763.89
February 8, 2006	$779.28
February 8, 2011	$819.14
February 8, 2016	$861.03
February 8, 2021	$905.06
February 8, 2026	$951.35

The Company may pay the purchase price in cash, common stock or a combination thereof.

Beginning on February 8, 2006 and on any date thereafter, the Company may redeem the LYONs at the original issue price plus accrued original issue discount.

Holders of LYONs may surrender LYONs for conversion into 11.57 shares of the Company's common stock per LYON in any calendar quarter, if, as of the last day of the preceding calendar quarter, the closing sale price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 135% and declining 0.21% per quarter thereafter, of the accreted conversion price per share of common stock on the last day of trading of such preceding calendar quarter. The accreted conversion price per share is equal to the original issue price of a LYON plus the accrued original issue discount, with that sum divided by the number of shares issuable upon a conversion of a LYON.

Holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's falls below an investment grade level.

Subordinated Notes

As of December 31, 2001, CHL had $200 million of 8.25% subordinated notes (the "Subordinated Notes") due July 15, 2002. Interest on the Subordinated Notes is payable semi-annually on each January 15 and July 15. The Subordinated Notes are not redeemable before maturity and are not subject to any sinking fund.

Federal Home Loan Bank Advances

As of December 31, 2001, outstanding fixed-rate advances from the Federal Home Loan Bank were as follows:

(Dollar amounts in thousands)	Amount	Interest Rate	Maturity Date
	$ 25,000	3.18%	October 5, 2003
	25,000	3.80%	October 5, 2004
	25,000	4.23%	October 5, 2005
	$ 75,000		

The advances are secured with Fannie Mae MBS.

Pre-Sale Funding Facilities

As of December 31, 2001, CHL had uncommitted revolving credit facilities that are secured by conforming mortgage loans that are in the process of being pooled into MBS. As of December 31, 2001, the Company had no outstanding borrowings under any of these facilities.

Maturities of notes payable are as follows:

Year ended December 31,	(Dollar amounts in thousands)
Principal:	
2002	$ 5,740,547
2003	3,060,000
2004	2,291,000
2005	1,383,629
2006	1,770,880
Thereafter	2,391,972
Total principal	16,638,028
Change in fair value attributable to hedged risk	(88,029)
Total	$16,549,999

NOTE 13 – COMMITTED REUSABLE PURCHASE FACILITIES

As of December 31, 2001, the Company has in place a reusable $4.8 billion commitment from a multi-seller asset-backed commercial paper conduit to purchase loans in process of being pooled into Agency MBS from the Company. As of December 31, 2001, $0.5 billion of this commitment expires on April 30, 2002, and the remaining $4.3 billion expires on August 26, 2002. As consideration for the facility, CHL pays annual commitment fees of $5.9 million.

As of December 31, 2001, the Company has in place a reusable $1.3 billion commitment from a multi-seller asset-backed commercial paper conduit to purchase delinquent FHA and VA loans that have been removed from Agency MBS pending foreclosure and liquidation from the Company. This commitment expires on February 6, 2002. This commitment was renewed. See Note 26, "Subsequent Events." As consideration for the facility, CHL pays annual commitment fees of $2.0 million.

Transfers of loans to these facilities are accounted for as sales. The Company uses these facilities primarily for liquidity management purposes.

NOTE 14 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company routinely enters into short-term financing arrangements to sell MBS under agreements to repurchase. The weighted-average borrowing rate for the year ended December 31, 2001 was 3.82%. The weighted-average borrowing rate on repurchase agreements outstanding as of December 31, 2001 was 2.55%. The repurchase agreements were collateralized by MBS. All MBS underlying repurchase agreements are held in safekeeping by broker-dealers or banks. All agreements are to repurchase the same or substantially identical MBS. The repurchase agreements balance of $9.5 billion had a weighted average maturity of two days at December 31, 2001.

NOTE 15 – COMPANY-OBLIGATED CAPITAL SECURITIES OF SUBSIDIARY TRUSTS

In December 1996, Countrywide Capital I (the "Subsidiary Trust I"), a subsidiary of the Company, issued $300 million of 8% Capital Trust Pass-Through Securities (the "8% Capital Securities"). In connection with the Subsidiary Trust I issuance of the 8% Capital Securities, CHL issued to the Subsidiary Trust I, $309 million of its 8% Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debt Securities I"). The Subordinated Debt Securities I are due on December 15, 2026 with interest payable semi-annually on June 15 and December 15 of each year. The Company has the right to redeem at par, plus accrued interest, the 8% Capital Securities any time on or after December 15, 2006. The sole assets of the Subsidiary Trust I are, and will be, the Subordinated Debt Securities I.

In June 1997, Countrywide Capital III (the "Subsidiary Trust III"), a subsidiary of the Company, issued $200 million of 8.05% Subordinated Capital Income Securities, Series A (the "8.05% Capital Securities"). In connection with the Subsidiary Trust III issuance of 8.05% Capital Securities, CHL issued to the Subsidiary Trust III, $206 million of its 8.05% Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debt Securities III"). The Subordinated Debt Securities III are due on June 15, 2027 with interest payable semi-annually on June 15 and December 15 of each year. The sole assets of the Subsidiary Trust III are, and will be, the Subordinated Debt Securities III.

In December 1997, Subsidiary Trust III completed an exchange offer pursuant to which newly issued capital securities (the "New 8.05% Capital Securities") were exchanged for all of the outstanding 8.05% Capital Securities. The New 8.05% Capital Securities are identical in all material respects to the 8.05% Capital Securities, except that the New 8.05% Capital Securities have been registered under the Securities Act of 1933, as amended.

In relation to Subsidiary Trusts I and III, CHL has the right to defer payment of interest by extending the interest payment period, from time to time, for up to 10 consecutive semi-annual periods. If interest payments on the Debentures are so deferred, the Company and CHL may not declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock.

NOTE 16 – SHAREHOLDERS' EQUITY

In January, 2000, the Company entered into a three year equity put option agreement with National Indemnity Company ("National Indemnity"), a property casualty insurance company which is a subsidiary of Berkshire Hathaway, Inc. The put option agreement was terminated by the Company on January 2, 2002, for a termination fee, paid by the Company, of $0.2 million.

In February 1988, the Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of the Company's common stock. As a result of stock splits and stock dividends, 0.399 of a Right is presently associated with each outstanding share of the Company's common stock issued before the Distribution Date (as defined below). Each Right, when exercisable, entitles the holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, par value $0.05 per share, of the Company (the "Series A Preferred Stock"), at a price of $145, subject to adjustments in certain cases to prevent dilution.

The Rights are evidenced by the common stock certificates and are not exercisable or transferable, apart from the common stock, until the date (the "Distribution Date") of the earlier of a public announcement that a person or group, without prior consent of the Company, has acquired 20% or more of the common stock ("Acquiring Person"), or ten days (subject to extension by the Board of Directors) after the commencement of a tender offer made without the prior consent of the Company.

In the event a person becomes an Acquiring Person, then each Right (other than those owned by the Acquiring Person) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock, or the equivalent thereof, of the Company which, at the time of such transaction, would have a market value of two times the exercise price of the Right. The Board of Directors of the Company may delay the exercisability of the Rights during the period in which they are exercisable only for Series A Preferred Stock (and not common stock).

In the event that, after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination, as defined for the purposes of the Rights, each Right (other than those held by the Acquiring Person) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock, or the equivalent thereof, of the other party (or publicly-traded parent thereof) to such merger or business combination which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights expire on the earlier of February 28, 2002, consummation of certain merger transactions or optional redemption by the Company prior to any person becoming an Acquiring Person. In November 2001, the Company extended the life of the Rights to February 10, 2012.

NOTE 17 – EMPLOYEE BENEFITS

Stock Option Plans

The Company has stock option plans (the "Plans") that provide for the granting of both qualified and non-qualified options to employees and directors. Options are generally granted at the average market price of the Company's common stock on the date of grant and are exercisable beginning one year from the date of grant and expire up to ten years from the date of grant. Options vest over a period of three to four years.

Stock options transactions under the Plans were as follows:

	Ten Months Ended December 31, 2001	Year Ended February 28 (29), 2001	2000
Number of Shares:			
Outstanding options at beginning of year	13,432,647	14,059,515	11,497,044
Options granted	4,813,623	2,631,140	3,643,111
Options exercised	(1,297,961)	(2,797,939)	(602,021)
Options expired or cancelled	(787,099)	(460,069)	(478,619)
Outstanding options at end of year	16,161,210	13,432,647	14,059,515
Weighted Average Exercise Price:			
Outstanding options at beginning of year	$ 28.24	$ 27.44	$ 24.81
Options granted	39.72	26.60	35.27
Options exercised	24.35	22.06	13.45
Options expired or canceled	35.82	33.05	37.64
Outstanding options at end of year	$ 31.74	$ 28.24	$ 27.44
Options exercisable at end of year	8,277,839	7,457,090	8,299,892
Options available for future grant	6,949,884	5,919,027	2,673,480

Status of the outstanding stock options under the Plans as of December 31, 2001 was as follows:

	Outstanding Options		
Exercise Price Range	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$10.60 – $15.90	1.7 years	510,960	$ 15.07
$15.91 – $21.20	2.3	1,368,713	17.42
$21.21 – $26.50	3.8	4,361,526	23.54
$26.51 – $31.80	4.5	2,024,670	27.53
$31.81 – $42.40	7.4	6,414,640	39.68
$42.41 – $53.00	6.2	1,480,701	46.29
$10.60 – $53.00	5.3 years	16,161,210	$ 31.74

Status of the outstanding exercisable stock options under the Plans as of December 31, 2001 was as follows:

	Exercisable Options	
Exercise Price Range	Number	Weighted Average Exercise Price
$10.60 – $15.90	510,960	$ 15.07
$15.91 – $21.20	1,368,713	17.42
$21.21 – $26.50	2,966,792	23.20
$26.51 – $31.80	1,294,170	27.31
$31.81 – $42.40	1,163,186	40.32
$42.41 – $53.00	974,018	46.76
$10.60 – $53.00	8,277,839	$ 27.56

As discussed in Note 2, no compensation cost related to these stock options has been recognized in earnings. Had the estimated fair value of the options granted during the period been included in compensation expense, the Company's net earnings and earnings per share would have been as follows:

(Dollar amounts in thousands, except per share data)	Ten Months Ended December 31, 2001	Year Ended February 28 (29), 2001	2000
As reported	$ 486,006	$ 374,153	$ 410,243
Pro forma	$ 462,701	$ 357,811	$ 397,741
Basic Earnings Per Share			
As reported	$ 4.04	$ 3.26	$ 3.63
Pro forma	$ 3.84	$ 3.11	$ 3.52
Diluted Earnings Per Share			
As reported	$ 3.89	$ 3.14	$ 3.52
Pro forma	$ 3.71	$ 3.01	$ 3.41

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model that has been modified to consider cash dividends to be paid. The following weighted-average assumptions were used for grants for the ten-month period ended December 31, 2001 and for the fiscal years ended February 28(29), 2001 and 2000, respectively: dividend yield of 0.70%, 1.57% and 1.29%; expected volatility of 29%, 38% and 34%; risk-free interest rates of 4.94%, 6.40% and 6.00% and annual expected lives of five years for options granted in all three periods. The average fair value of options granted during the ten-month period ended December 31, 2001 and for the fiscal years ended February 28(29), 2001 and 2000, respectively, was $13.01, $10.69 and $13.66, respectively.

Pension Plan

The Company has a defined benefit pension plan (the "Plan") covering substantially all of its employees. The Company's policy is to contribute the amount actuarially determined to be necessary to pay the benefits under the Plan, and in no event to pay less than the amount necessary to meet the minimum funding standards of ERISA. In the ten-month period ended December 31, 2001, the Company amended the Plan to include employee sales commissions in the calculation of benefit obligations, resulting in an additional plan obligation of $4.2 million at December 31, 2001.

The following table sets forth the Plan's funded status and amounts recognized in the Company's financial statements:

(Dollar amounts in thousands)	December 31, 2001	February 28, 2001
Change in benefit obligation		
Benefit obligation at beginning of year	$ 46,201	$ 32,593
Service cost	9,166	6,284
Interest cost	3,566	2,615
Plan amendment	4,222	—
Actuarial loss	6,775	386
Benefits paid	(528)	(367)
Change in discount rate	4,220	4,690
Benefit obligation at end of year	$ 73,622	$ 46,201
Change in plan assets		
Fair value of plan assets at beginning of year	$ 34,638	$ 30,877
Actual return on plan assets	(813)	(4,189)
Employer contribution	2,436	8,318
Benefits paid	(528)	(368)
Fair value of plan assets at end of year	$ 35,733	$ 34,638
Funded status at end of year	$ (37,889)	$ (11,562)
Unrecognized net actuarial loss	20,913	7,146
Unrecognized prior service cost	4,756	824
Unrecognized transition asset	(12)	(71)
Net amount recognized	$ (12,232)	$ (3,663)

The following table sets forth the components of net periodic benefit cost for the ten-month period ended December 31, 2001 and the fiscal years ended February 28(29), 2001 and 2000:

(Dollar amounts in thousands)	December 31, 2001	Year Ended February 28 (29), 2001	2000
Service cost	$ 9,166	$ 6,284	$ 5,535
Interest cost	3,566	2,615	2,204
Expected return on plan assets	(2,364)	(2,768)	(2,051)
Amortization of prior service cost	291	99	99
Amortization of unrecognized transition asset	(59)	(71)	(70)
Recognized net actuarial (gain) loss	406	(89)	—
Net periodic benefit cost	$ 11,006	$ 6,070	$ 5,717

The weighted-average assumptions used in calculating the amounts above for the ten-month period ended December 31, 2001 and the fiscal year ended February 28, 2001 were as follows:

	December 31, 2001	February 28, 2001
Discount rate	7.25%	7.50%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	5.00%	4.00%

Pension expense for the ten-month period ended December 31, 2001 and the years ended February 28(29), 2001 and 2000 was $11.0 million, $6.1 million and $5.7 million, respectively. The Company makes contributions to the Plan in amounts that are deductible in accordance with federal income tax regulations.

Defined Contribution Plan

The Company has a defined contribution plan (401k Plan) covering all full-time employees of the Company who have at least one year of service and are age 21 or older. Participants may contribute up to 16 percent of pretax annual compensation, as defined in the plan agreement. Participants may also contribute, at the discretion of the plan administrator, amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a discretionary matching contribution equal to 50 percent of the participant contributions up to a maximum contribution of six percent of the participants' base compensation, as defined in the plan agreement. The defined contribution plan is subject to the provisions of ERISA. The Company recorded $8.7 million, $7.9 million, and $7.0 million in expense for matching contributions for the ten months ended December 31, 2001, and the fiscal years ended February 28(29) 2001 and 2000, respectively.

NOTE 18 – INCOME TAXES

Components of the provision for income taxes are as follows:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001	Year Ended February 28 (29), 2001	2000
Current taxes:			
Federal	$ 195,954	$ 11,791	$ 3,274
State	29,212	879	393
Foreign	214	60	11
	225,380	12,730	3,678
Deferred taxes:			
Federal	65,742	188,308	217,277
State	11,491	10,844	—
	77,233	199,152	217,277
Provision for income taxes	$ 302,613	$ 211,882	$ 220,955

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate as reflected in the consolidated statements of earnings:

	Ten Months Ended December 31, 2001	Year Ended February 28 (29), 2001	2000
Statutory federal income tax rate	35.0 %	35.0 %	35.0 %
State income and franchise taxes, net of federal tax effect	3.4 %	3.0 %	4.0 %
Change in expected state tax rate	0.0 %	(1.8)%	(4.0)%
Effective income tax rate	38.4 %	36.2 %	35.0 %

In the year ended February 29, 2000 ("Fiscal 2000"), the Company initiated a corporate reorganization related to its servicing operations. Further refinements to the reorganization plan were made in the year ended February 28, 2001 ("Fiscal 2001"). As a result of the reorganization, future state income tax liabilities are expected to be less than the amounts that were previously recorded as deferred income tax expense and liability in the Company's financial statements. The expected reduction in tax liabilities was reflected as a reduction in deferred state income tax expense in Fiscal 2000 and Fiscal 2001.

The components of income taxes payable are as follows:

(Dollar amounts in thousands)	December 31, 2001	February 28, 2001
Taxes currently payable	$ 223,749	$ 2,999
Deferred income taxes payable	1,591,505	1,567,004
	$ 1,815,254	$ 1,570,003

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities are presented below.

(Dollar amounts in thousands)	December 31, 2001	February 28, 2001
Deferred income tax assets:		
Net operating losses	$ —	$ 111,290
State income and franchise taxes	78,994	57,958
Reserves, accrued expenses and other	85,661	74,695
	164,655	243,943
Deferred income tax liabilities:		
Mortgage servicing rights	1,732,233	1,702,319
Gain on available-for-sale securities	23,927	108,628
	1,756,160	1,810,947
Deferred income taxes payable	$ 1,591,505	$ 1,567,004

NOTE 19 – SEGMENTS AND RELATED INFORMATION

The Company has five segments. They include the Mortgage Banking Segment, the Insurance Segment, the Capital Markets Segment, the Global Operations Segment and the Banking Segment.

The Mortgage Banking Segment is comprised of three distinct sectors: Loan Production, Loan Servicing, and Loan Closing Services.

The Loan Production Sector of the Mortgage Banking Segment originates mortgage loans through the Company's retail branch network ("Consumer Markets Division") and Full Spectrum Lending, Inc.; loans sourced through mortgage brokers ("Wholesale Lending Division"); and correspondent lending, which buys loans from other financial institutions ("Correspondent Lending Division"). The Loan Servicing Sector of the Mortgage Banking Segment includes investments in MSRs and other retained interests as well as the underlying servicing operations and subservicing for other domestic financial institutions. The Closing Services Sector of the Mortgage Banking Segment is comprised of the LandSafe companies, which provide credit reports, appraisals, title reports and flood determinations to the Company's Loan Production Sector as well as third parties.

The Insurance Segment activities include Balboa Life and Casualty Group, a national provider of property, life and liability insurance; Second Charter Reinsurance Company, a primary mortgage reinsurance company; Countrywide Insurance Services, Inc., a national insurance agency offering a full menu of insurance products directly to consumers; and DirectNet Insurance Agency, which provides turnkey and customized personal insurance solutions to the customers of other financial services institutions.

The Capital Markets Segment primarily includes the operations of Countrywide Securities Corporation, a registered broker-dealer specializing in the secondary mortgage market. In addition, it includes the operations of Countrywide Servicing Exchange, Countrywide Asset Management Corporation and CCM International Ltd.

The Global Segment operations include those of Global Home Loans Limited, a provider of loan origination processing and servicing in the United Kingdom, UKValuation Limited, a provider of property valuation services in the UK; Countrywide International Consulting Services, LLC, an international provider of mortgage services-related analytic and advisory services; and Countrywide International Technology Holdings Limited, a licensor of loan origination processing, servicing, and residential real estate value assessment technology.

The Banking Segment's operations include those of Treasury Bank, National Association ("Treasury Bank" or the "Bank"), and of Countrywide Warehouse Lending.

Included in the tables below labeled "Other" are the holding company activities and certain reclassifications to conform management reporting to the consolidated financial statements.

(Dollar amounts in thousands)

For the Ten Months Ended December 31, 2001

	Mortgage Banking				Diversified Business						
	Production	Servicing	Closing Services	Total	Insurance	Capital Markets	Global	Banking	Other	Total	Grand Total
Revenues External	$ 1,975,373	$ (24,328)	$ 116,354	$ 2,067,399	$ 393,067	$ 108,107	$ 42,638	$ 23,428	$ 1,042	$ 568,282	$ 2,635,681
Inter-segment	(78,111)	—	—	(78,111)	—	78,111	—	—	—	78,111	—
Total Revenues	$ 1,897,262	$ (24,328)	$ 116,354	$ 1,989,288	$ 393,067	$ 186,218	$ 42,638	$ 23,428	$ 1,042	$ 646,393	$ 2,635,681
Segment Earnings (pre-tax)	$ 912,762	$ (348,442)	$ 54,653	$ 618,973	$ 76,342	$ 81,160	$ 3,912	$ 12,431	$ (4,199)	$ 169,646	$ 788,619
Segment Assets	$11,183,000	$10,713,000	$ 51,733	$21,947,733	$ 1,178,000	$11,587,000	$ 83,080	$ 2,235,579	$ 185,412	$15,269,071	$37,216,804

(Dollar amounts in thousands)

For the Fiscal Year Ended February 28, 2001

	Mortgage Banking				Diversified Business						
	Production	Servicing	Closing Services	Total	Insurance	Capital Markets	Global	Banking	Other	Total	Grand Total
Revenues External	$ 1,062,499	$ 504,554	$ 83,741	$ 1,650,794	$ 342,255	$ 68,650	$ 6,082	$ 2,575	$ 3,483	$ 423,045	$ 2,073,839
Inter-segment	(53,739)	—	—	(53,739)	—	53,739	—	—	—	53,739	—
Total Revenues	$ 1,008,760	$ 504,554	$ 83,741	$ 1,597,055	$ 342,255	$ 122,389	$ 6,082	$ 2,575	$ 3,483	$ 476,784	$ 2,073,839
Segment Earnings (pre-tax)	$ 206,235	$ 226,480	$ 34,121	$ 466,836	$ 74,029	$ 43,411	$ 3,084	$ (46)	$ (1,279)	$ 119,199	$ 586,035
Segment Assets	$ 4,064,049	$10,536,240	$ 32,554	$14,632,843	$ 1,011,437	$ 6,760,627	$ 46,467	$ 381,010	$ 123,123	$ 8,322,664	$22,955,507

(Dollar amounts in thousands)

For the Fiscal Year Ended February 29, 2000

	Mortgage Banking				Diversified Business						
	Production	Servicing	Closing Services	Total	Insurance	Capital Markets	Global	Banking	Other	Total	Grand Total
Revenues External	$ 1,086,417	$ 538,000	$ 70,209	$ 1,694,626	$ 116,762	$ 54,290	$ (1,699)	$ 61	$ 24,345	$ 193,759	$ 1,888,385
Inter-segment	(32,616)	—	—	(32,616)	—	32,616	—	—	—	32,616	—
Total Revenues	$ 1,053,801	$ 538,000	$ 70,209	$ 1,662,010	$ 116,762	$ 86,906	$ (1,699)	$ 61	$ 24,345	$ 226,375	$ 1,888,385
Segment Earnings (pre-tax)	$ 259,868	$ 292,365	$ 13,156	$ 565,389	$ 37,800	$ 32,655	$ (1,731)	$ (530)	$ (2,385)	$ 65,809	$ 631,198
Segment Assets	$ 3,456,162	$ 8,802,115	$ 26,219	$12,284,496	$ 879,941	$ 2,558,738	$ 22,909	$ 6,152	$ 70,092	$ 3,537,832	$15,822,328

NOTE 20 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table reflects summarized quarterly data for each quarter in the fiscal year ended February 28, 2001, and each quarter in the ten-month period ended December 31, 2001 (of which quarterly periods commenced March 1, 2001 and ended November 30, 2001. Quarterly data was not released for the quarter ended December 31, 2001):

(Dollar amounts in thousands, except per share data)	Three Months Ended			
	May 31	August 31	November 30	February 28
Ten months ended December 31, 2001				
Revenue	$ 689,707	$ 754,948	$ 862,609	—
Expenses	493,300	516,039	605,566	—
Provision for income taxes	73,357	89,675	96,032	—
Net earnings	$ 123,050	$ 149,234	$ 161,011	—
Earnings per share[1]				
Basic	$ 1.04	$ 1.25	$ 1.32	—
Diluted	$ 1.00	$ 1.20	$ 1.27	—
Year ended February 28, 2001				
Revenue	$ 479,244	$ 516,822	$ 524,676	$ 553,097
Expenses	348,319	374,607	375,049	389,829
Provision for income taxes	47,466	51,180	54,214	59,022
Net earnings	$ 83,459	$ 91,035	$ 95,413	$ 104,246
Earnings per share[1]				
Basic	$ 0.73	$ 0.80	$ 0.83	$ 0.89
Diluted	$ 0.72	$ 0.77	$ 0.80	$ 0.85

[1] Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amount. This is caused by rounding and the averaging effect of the number of share equivalents utilized throughout the year, which changes with the market price of the common stock.

NOTE 21 – SUMMARIZED FINANCIAL INFORMATION

Summarized financial information for Countrywide Credit Industries, Inc. and subsidiaries is as follows:

(Dollar amounts in thousands)	December 31, 2001				
	Countrywide Credit Industries, Inc.	Countrywide Home Loans, Inc.	Other Subsidiaries	Eliminations	Consolidated
Balance Sheets:					
Mortgage loans and mortgage-backed securities held for sale	$ —	$10,369,374	$ —	$ —	$10,369,374
Mortgage servicing rights, net	—	6,116,082	—	—	6,116,082
Other assets	4,886,425	7,266,979	13,861,281	(5,283,337)	20,731,348
Total assets	$ 4,886,425	$23,752,435	$13,861,281	$ (5,283,337)	$37,216,804
Company-obligated mandatorily redeemable capital trust pass-through securities	$ —	$ —	$ 500,000	$ —	$ 500,000
Short- and long-term debt	740,935	16,990,263	9,804,384	(1,532,731)	26,002,851
Other liabilities	57,848	4,341,398	2,232,565	(5,500)	6,626,311
Equity	4,087,642	2,420,774	1,324,332	(3,745,106)	4,087,642
Total liabilities and equity	$ 4,886,425	$23,752,435	$13,861,281	$ (5,283,337)	$37,216,804

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001				
	Countrywide Credit Industries, Inc.	Countrywide Home Loans, Inc.	Other Subsidiaries	Eliminations	Consolidated
Statements of Earnings:					
Revenues	$ 9,859	$ 1,639,328	$ 1,015,955	$ (29,461)	$ 2,635,681
Expenses	6,804	1,178,191	691,528	(29,461)	1,847,062
Provision for income taxes	1,180	178,217	123,216	—	302,613
Equity in net earnings of subsidiaries	484,131	—	—	(484,131)	—
Net earnings	$ 486,006	$ 282,920	$ 201,211	$ (484,131)	$ 486,006

(Dollar amounts in thousands)	February 28, 2001				
	Countrywide Credit Industries, Inc.	Countrywide Home Loans, Inc.	Other Subsidiaries	Eliminations	Consolidated
Balance Sheets:					
Mortgage loans and mortgage-backed securities held for sale	$ —	$ 1,964,018	$ —	$ —	$ 1,964,018
Mortgage servicing rights, net	—	5,767,748	—	—	5,767,748
Other assets	4,343,853	9,155,120	8,336,417	(6,611,649)	15,223,741
Total assets	$ 4,343,853	$16,886,886	$ 8,336,417	$ (6,611,649)	$22,955,507
Company-obligated mandatorily redeemable capital trust pass-through securities	$ —	$ —	$ 500,000	$ —	$ 500,000
Short- and long-term debt	736,630	11,435,760	5,959,565	(3,187,934)	14,944,021
Other liabilities	47,959	3,068,888	835,658	(283)	3,952,222
Equity	3,559,264	2,382,238	1,041,194	(3,423,432)	3,559,264
Total liabilities and equity	$ 4,343,853	$16,886,886	$ 8,336,417	$ (6,611,649)	$22,955,507

(Dollar amounts in thousands)	Year Ended February 28, 2001				
	Countrywide Credit Industries, Inc.	Countrywide Home Loans, Inc.	Other Subsidiaries	Eliminations	Consolidated
Statements of Earnings:					
Revenues	$ (9,649)	$ 1,291,047	$ 794,846	$ (2,405)	$ 2,073,839
Expenses	7,680	944,889	537,640	(2,405)	1,487,804
Provision for income taxes	(6,324)	126,344	91,862	—	211,882
Equity in net earnings of subsidiaries	385,158	—	—	(385,158)	—
Net earnings	$ 374,153	$ 219,814	$ 165,344	$ (385,158)	$ 374,153

NOTE 22 — BUSINESS ACQUISITIONS

On November 30, 1999, the Company acquired all of the outstanding common stock of Balboa Life Insurance Company and Balboa Insurance Company (collectively "Balboa") for a cash price of $448.2 million.

Balboa is a leading writer of credit-related insurance, specializing in creditor-placed auto and homeowners insurance. Balboa is licensed to underwrite in all 50 states.

The acquisition of Balboa was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. The fair value of identifiable assets acquired and liabilities assumed was $895 million and $859 million, respectively.

The results of operations for Balboa are included in the Company's consolidated results of operations from December 1, 1999. The following table sets forth certain unaudited consolidated earnings data for the years ended February 29, 2000, and February 28, 1999, as if the acquisition of Balboa had been consummated March 1, 1998:

(Dollar amounts in thousands, except per share data)	Year Ended February 29(28), 2000	1999
Statements of Earnings:	*(Unaudited)*	
Revenues	$ 2,193,550	$ 2,245,253
Net Earnings	$ 422,309	$ 404,717
Per Share		
Basic	$ 3.73	$ 3.63
Diluted	$ 3.62	$ 3.46

In Management's opinion, these unaudited pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at March 1, 1998.

In May 2001, the Company acquired all of the outstanding common stock of Treasury Bank for a cash price of $3.2 million. The acquisition of Treasury Bank was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. The fair value of identifiable assets acquired and liabilities assumed was $75.3 million and $72.6 million, respectively. The acquisition did not have a material impact on the Company's earnings per share.

NOTE 23 — RELATED PARTY TRANSACTIONS

In July 1997, the Company sold the assets, operations and employees of Countrywide Asset Management Corporation, a then wholly owned subsidiary of the Company, to IndyMac Mortgage Holdings, Inc. (formerly INMC Mortgage Holdings, Inc.) ("INMC"). Countrywide Asset Management Corporation was formerly the manager of INMC. As consideration, the Company received 3,440,800 newly issued common shares of INMC.

After the sale, the Company entered an agreement with INMC whereby the Company and certain affiliates agreed to provide certain services to INMC during a transition period. During the ten-month period ended December 31, 2001 and the year ended February 28, 2001, no such services were provided. During the year ended February 29, 2000, CHL received $3.9 million from INMC related to services provided in accordance with the agreement. Additionally, during the years ended February 28(29), 2001 and 2000 the Company received $2.1 million and $4.1 million, respectively, of net sublease income from INMC.

In January 2000, CHL sold its entire investment in IndyMac, Inc., which consisted of all of the outstanding common stock and 1% of the economic interest in IndyMac, Inc., to INMC for $1.8 million.

During the year ended February 29, 2000, the Company sold 780,000 shares of INMC common stock, which resulted in a pre-tax gain of $0.4 million.

In August 2000, the Company sold its remaining 3.6 million shares of INMC stock back to INMC at a price of $18.70 per share which resulted in a $4.9 million pre-tax gain.

During the year ended February 28, 2001, CHL sub-serviced mortgage loans originated by INMC, for which CHL received $2.0 million in sub-servicing fees. No such services were provided subsequent to that date.

During the years ended February 28(29), 2001 and 2000, the Company's broker-dealer subsidiary purchased $3,275.4 million and $872.6 million of MBS from INMC, respectively, and sold $1,504.6 million and $100.0 million of MBS to INMC, respectively. All of these transactions were done on the basis of fair market value.

NOTE 24 — LOAN SERVICING

Following is a summary of the Company's loan servicing portfolio:

(Dollar amounts in millions)	December 31, 2001	February 28, 2001
Composition of Servicing Portfolio:		
FHA-insured mortgage loans	$ 46,232.2	$ 47,307.5
VA-guaranteed mortgage loans	15,855.4	16,374.1
Conventional mortgage loans	242,001.3	200,552.5
Home equity loans	11,198.5	10,736.7
Subprime loans	21,339.3	18,629.3
Total servicing portfolio	$ 336,626.7	$ 293,600.1
Subserviced loans included above	$ 9,086.4	$ 8,641.0
Delinquent Mortgage Loans:[1]		
30 days	3.11%	2.99%
60 days	0.98%	0.89%
90 days or more	1.17%	1.02%
Total Delinquencies	5.26%	4.90%
Foreclosures Pending[1]	0.69%	0.64%
Delinquent Mortgage Loans:[1]		
Conventional	2.45%	2.34%
Government	12.14%	11.16%
Home equity	1.48%	1.36%
Subprime	14.42%	11.79%
Total	5.26%	4.90%
Loans Pending Foreclosure:[1]		
Conventional	0.30%	0.28%
Government	1.23%	1.20%
Home equity	0.02%	0.01%
Subprime	3.39%	2.22%
Total	0.69%	0.64%

[1] Expressed as a percentage of the total number of loans serviced excluding subserviced loans and portfolios purchased at a discount due to their non-performing status.

Properties securing the mortgage loans in the Company's servicing portfolio are geographically dispersed. Following is a summary of the geographical distribution of loans included in the Company's servicing portfolio for states with more than five percent of the servicing portfolio (as measured by unpaid principal balance) at December 31, 2001:

State	Unpaid Principal Balance (in millions)	% Total Balance
California	$ 88,842.0	26%
Texas	19,095.5	6%
Florida	18,150.0	5%
Other states combined	210,539.2	63%
Total	$ 336,626.7	100%

As compensation for performance under its various loan servicing contracts, the Company is paid a monthly service fee that is generally expressed as a percentage of the current unpaid principal balance of the underlying loans. The loan servicing contracts generally stipulate a base service fee of between 0.25% and 0.50% per annum. With regard to its servicing contracts with Fannie Mae, Freddie Mac, and GNMA, the Company can effectively retain a larger net service fee principally through its methods of securitization. In general, the larger the net servicing fee retained, the lesser the net cash proceeds received upon securitization. Therefore, the decision to retain net service fees above the contractual minimum amounts is based on the Company's assessment of the underlying economics. As of December 31, 2001 the weighted average service fee, net of applicable guarantee fees, of the Company's entire servicing portfolio (exclusive of sub-servicing) was 0.407% per annum.

In addition to net service fees, the Company is generally entitled to float benefits related to its collection of mortgagor principal, interest, tax, and insurance payments. The amount of float varies depending on the terms of the servicing contract and timing of receipt of payments from the mortgagors. The Company also is generally entitled to various fees that it collects associated with the mortgages such as late charges, prepayment penalties, and re-conveyance fees, among others. The Company also generally has the right to solicit the mortgagors for other products and services that it offers, such as insurance and second loans. The value of the net service fees and other related income in excess of the cost to service the loans (including the cost of advances discussed in the next paragraph) underlies the Company's investment in MSRs.

As part of its loan servicing responsibilities, the Company is required to advance funds to cover delinquent scheduled principal and interest payments to security holders, as well as to cover delinquent tax and insurance payments to maintain the status of the loans. The Company had $472.9 million of such advances outstanding at December 31, 2001 included in other assets. Servicing advances are recoverable from either the mortgagor, the insurer of the loan, or from the investor through the non-recourse provision of the loan servicing contract. When necessary a provision for losses is charged to earnings with a corresponding allowance for losses recorded to the allowance for losses. The amount of reserves related to servicing advances at December 31, 2001 is $44.3 million.

Conforming conventional loans are generally pooled by the Company and exchanged for securities guaranteed by Fannie Mae or Freddie Mac. Substantially all conventional loans securitized through Fannie Mae or Freddie Mac are sold, subject to certain representations and warranties on the part of the Company, on a non-recourse basis, whereby foreclosure losses are generally absorbed by Fannie Mae and Freddie Mac and not the Company. The Company also sells its non-conforming conventional loan production on a non-recourse basis. These loans are sold either on a whole-loan basis or in the form of "private label" securities which generally require the Company to provide some form of credit enhancement, such as insurance, payment guarantees or senior/subordinated structures.

The Company securitizes its FHA-insured and VA-guaranteed mortgage loans through GNMA, Fannie Mae, or Freddie Mac. The Company is insured against foreclosure loss by the FHA or partially guaranteed against foreclosure loss by the VA. The Company is exposed to credit losses to the extent that the partial guarantee provided by the VA is inadequate to cover the total credit losses incurred. The expected credit losses related to VA-guaranteed mortgage loans is included in the valuation of the related MSRs.

While the Company does not generally retain primary credit risk with respect to the prime credit quality, first lien mortgage loans it sells, it does have potential liability under the representations and warranties it makes to purchasers and insurers of the loans. In the event of a breach of these representations and warranties, the Company may be required to repurchase a mortgage loan or indemnify the investor or insurer. If the Company is required to repurchase the mortgage loan or indemnify the investor or insurer, any subsequent loss on the mortgage loan will be borne by the Company.

Home equity and subprime loans are either sold on a whole-loan basis or in the form of securities backed by pools of these loans. When the Company securitizes these loans, the Company obtains an agency guarantee of timely and full payment of principal and interest, for which it pays a fee, or retains credit risk through retention of a subordinated interest or through a corporate guarantee of losses up to negotiated maximum amount. The Company's maximum exposure to losses as of the end of the period is limited to the carrying value of its subordinated interest ($412.3 million at December 31, 2001) or to the negotiated limit of reimbursable losses under its corporate guarantee ($176.9 million at December 31, 2001) less related recorded reserves ($101.8 million at December 31, 2001). The carrying value of the subordinated interest includes, as a reduction in the anticipated cash flow, an estimate of losses. Management believes that the losses embedded in the subordinated interests and the reserve recorded related to the corporate guarantees are adequate to cover anticipated credit losses.

The following table summarizes the credit losses incurred for the ten months ended December 31, 2001:

(Dollar amounts in thousands)	Ten Months Ended December 31, 2001
VA losses in excess of VA guarantee	$ 2,691
Repurchased or indemnified loans	10,700
Subprime, with retained residual interest	22,340
Home Equity with retained residual interest	5,381
Subprime, with mortgage insurance and limited corporate guarantee	2,514
	$ 43,626

NOTE 25 — COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company and certain subsidiaries are defendants in various legal proceedings involving matters generally incidental to their business. Although it is difficult to predict the ultimate outcome of these proceedings, Management believes, based on discussions with counsel, that any ultimate liability will not materially affect the consolidated financial position or results of operations of the Company and its subsidiaries.

Commitments to Buy or Sell Mortgage-Backed Securities and Other Derivatives Contracts

In connection with its open commitments to buy or sell MBS and other derivative contracts, the Company may be required to maintain margin deposits. With respect to the MBS commitments, these requirements are generally greatest during periods of rapidly declining interest rates. With respect to other derivative contracts, margin requirements are generally greatest during periods of increasing interest rates.

Lease Commitments

The Company leases office facilities under lease agreements extending through December 2012. Future minimum annual rental commitments under these non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year Ending December 31,	(Dollar amounts in thousands)
2002	$ 67,893
2003	56,918
2004	38,804
2005	28,211
2006	23,116
Thereafter	71,978
	$ 286,920

Rent expense was $48.6 million, $53.2 million and $57.2 million for the ten-month period ended December 31, 2001, and for the years ended February 28(29), 2001 and 2000, respectively.

Restrictions on Transfers of Funds

The Company and certain of its subsidiaries are subject to regulatory and/or credit agreement restrictions which limit their ability to transfer funds to the Company through intercompany loans, advances or dividends. Pursuant to revolving credit facilities existing at December 31, 2001, the Company and CHL are required to maintain minimum consolidated net worth of $2.5 billion and $1.5 billion, respectively.

Mortgage Reinsurance

Countrywide has entered mortgage reinsurance agreements with several primary mortgage insurance companies. Under these agreements, the Company absorbs mortgage insurance losses in excess of a specified percentage of the principal balance of a pool of loans subject to a cap, in exchange for a portion of the pools' mortgage insurance premium. Approximately $216.5 billion of the conventional servicing portfolio is covered by such mortgage reinsurance agreements. Management believes it has adequate reserves in place to cover anticipated losses for this in the next year.

NOTE 26 — SUBSEQUENT EVENTS

On February 6, 2002, CHL renewed the $1.3 billion commitment to purchase delinquent FHA and VA loans. The renewed commitment expires on February 5, 2003.

As of February 27, 2002, CHL renewed a one-year revolving credit agreement, increasing the commitment from $1.1 billion to $1.5 billion. The new facility expires on June 15, 2002.

As of February 28, 2002, CHL has issued $1.5 billion in medium-term notes under the Series K registration statement filed with the Securities and Exchange Commission on November 28, 2001.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Countrywide Credit Industries, Inc.

We have audited the accompanying consolidated balance sheets of Countrywide Credit Industries, Inc. and Subsidiaries as of December 31, 2001 and February 28, 2001, and the related consolidated statements of earnings, common shareholders' equity, cash flows and comprehensive income for the ten-month period ended December 31, 2001 and for each of the two years in the period ended February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Countrywide Credit Industries, Inc. and Subsidiaries as of December 31, 2001 and February 28, 2001, and the consolidated results of their operations and their consolidated cash flows for the ten-month period ended December 31, 2001 and for each of the two years in the period ended February 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Los Angeles, California

March 7, 2002

The Company's common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange (Symbol: CCR). The following table sets forth the high and low sales prices (as reported by the New York Stock Exchange) for the Company's common stock and the amount of cash dividends declared during the last two periods:

	For the Year Ended February 28, 2001		
	Stock Price		Cash Dividends
Quarter ended	High	Low	Declared
May 31, 2000	$ 35.00	$ 22.31	$ 0.10
August 31, 2000	39.75	30.00	0.10
November 30, 2000	41.69	31.50	0.10
February 28, 2001	52.00	36.31	0.10

	For the Ten Months Ended December 31, 2001		
	Stock Price		Cash Dividends
Period ended	High	Low	Declared
May 31, 2001	$ 49.35	$ 38.05	$ 0.10
August 31, 2001	46.90	38.55	0.10
November 30, 2001	48.73	37.40	0.10
Month of December 31, 2001	43.23	38.30	—

The Company has declared and paid cash dividends on its common stock quarterly since 1982. For the ten months ended December 31, 2001 and the year ended February 28, 2001, the Company declared quarterly cash dividends totaling $0.30 and $0.40 per share, respectively.

The ability of the Company to pay dividends in the future is limited by the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under certain of its debt agreements, including its guarantee of CHL's revolving credit facility, from paying dividends on any capital stock (other than dividends payable in capital stock or stock rights), if in default, otherwise the Company may pay dividends in an aggregate amount not to exceed the greater of: (i) the after-tax net income of the Company, determined in accordance with generally accepted accounting principles, for the fiscal year to the end of the quarter to which the dividends relate and (ii) the aggregate amount of dividends paid on common stock during the immediately preceding year. The ability of the Company to pay dividends may also be limited by the Federal Reserve if it determines that the payment of dividends by the Company would hinder its ability to serve as a source of strength for Treasury Bank or would otherwise be detrimental to the continued viability of Treasury Bank or the Company.

The primary source of funds for payments to stockholders by the Company is dividends received from its subsidiaries. Accordingly, such payments by the Company in the future also depend on various restrictive covenants in the debt obligations of its subsidiaries, the earnings, the cash position and the capital needs of its subsidiaries, as well as laws and regulations applicable to its subsidiaries. Unless the Company and CHL each maintains specified minimum levels of net worth and certain other financial ratios, dividends cannot be paid by the Company and CHL to remain in compliance with certain of CHL's debt obligations (including its revolving credit facility). See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

As of March 22, 2002 there were 2,167 shareholders of record of the Company's common stock, with 123,055,047 common shares outstanding.

CONSUMER MARKETS DIVISION

Western Division

Region 5
Regional Vice President
Mark Huddleston

Chico, CA
Fair Oaks, CA
Fairfield, CA
Folsom, CA
Medford, OR
Roseville, CA
Sacramento, CA
Salem, OR
Santa Rosa, CA

Region 6
Regional Vice President
Joe Riggio

Arcadia, CA
Glendale, CA
La Canada, CA
Lancaster, CA
Pasadena, CA
Ventura, CA
Westlake Village, CA

Region 7
Regional Vice President
Lisa Harding

Carlsbad, CA
Chula Vista, CA
El Cajon, CA
Escondido, CA
Fountain Valley, CA
Irvine, CA
Laguna Niguel, CA
Mission Viejo, CA
San Diego, CA(2)
Temecula, CA

Region 8
Regional Vice President
Garry Rankin

Corona, CA
El Centro, CA
Highland, CA
Palm Desert, CA
Riverside, CA
Upland, CA

Region 9
Regional Vice President
Dave Porter

Anchorage, AK
Beaverton, OR
Bellevue, WA
Everett, WA
Federal Way, WA
Lakewood, WA
Lynwood, WA
Portland, OR
Seattle, WA(2)
Spokane, WA

Region 29
Regional Vice President
Vanna Conrady

Antioch, CA
Castro Valley, CA
Concord, CA
Cupertino, CA
Fremont, CA
Honolulu, HI(2)
Oakland, CA
Pleasanton, CA
Reno, NV
San Jose, CA
So. San Francisco, CA

Region 44
Regional Vice President
Mike Querrey

Henderson, NV
Las Vegas, NV(4)
Northridge, CA
Santa Clarita, CA
Woodland Hills, CA

Region 45
Regional Vice President
Tom Hunt

Brea, CA
Fullerton, CA
Lakewood, CA
Long Beach, CA
Los Angeles, CA
Monterey Park, CA
Rowland Heights, CA
San Dimas, CA
Santa Ana, CA(2)
South Gate, CA
Torrance, CA
Whittier, CA

Region 46
Regional Vice President
Mark Kemp

Bakersfield, CA(2)
Fresno, CA
Modesto, CA
Salinas, CA
Santa Maria, CA
Stockton, CA
Visalia, CA

Central Division

Region 12
Regional Vice President
Sherrie Brozovich

Aurora, CO
Boulder, CO
Broomfield, CO
Castle Rock, CO
Cheyenne, WY
Colorado Springs, CO(2)
Denver, CO
Evergreen, CO
Fort Collins, CO
Grand Junction, CO
Greeley, CO
Lakewood, CO
Littleton, CO
Pueblo, CO

Region 16
Regional Vice President
Tim Cranston

Appleton, WI
Arlington Heights, IL
Chicago (Northside), IL
Crystal Lake, IL
Elgin, IL
Glenview, IL
Joliet, IL
Libertyville, IL
Madison, WI
Naperville, IL
Oak Lawn, IL
Orland Park, IL
Peoria, IL
Racine, WI
Rockford, IL
Sheboygan, WI
Springfield, IL
West Allis, WI

Region 17
Regional Vice President
Linda O'Connor

Albuquerque, NM(3)
Flagstaff, AZ
Gilbert, AZ
Glendale, AZ
Goodyear, AZ
Lake Havasu City, AZ
Phoenix, AZ
Prescott, AZ
Scottsdale, AZ
Sierra Vista, AZ
Tempe, AZ
Tucson, AZ(2)

Region 25
Regional Vice President
Edward Henson

Arlington, TX
Dallas, TX(2)
DeSoto, TX
Fayetteville, AR
Fort Worth, TX
Garland, TX
Lewisville, TX
Little Rock, AR
Plano, TX
Southlake, TX
Tyler, TX

Region 26
Regional Vice President
Cherry Scott-Trigalet

Apple Valley, MN
Eden Praire, MN
Edmond, OK
Lawrence, KS
Lawton, OK
Lincoln, NE
Norman, OK
Oklahoma City, OK
Omaha, NE
Rochester, MN
Topeka, KS
Tulsa, OK
Wichita, KS
Woodbury, MN

Region 34
Regional Vice President
Diane Bond

Billings, MT
Boise, ID
Midvale, UT
Nampa, ID
Ogden, UT
Orem, UT
Salt Lake City, UT
West Jordan, UT

Region 35
Regional Vice President
Rick Monley

Cedar Rapids, IA(2)
Columbia, MO
Davenport, IA
Des Moines, IA
Florissant, MO
Kansas City, KS
Kansas City, MO
Lee's Summit, MO
Lenexa, KS
Mehlville, MO
O'Fallon, MO
Overland Park, KS
Springfield, MO

Region 41
Regional Vice President
David Cook

Abilene, TX
Amarillo, TX
Austin, TX(2)
Corpus Christi, TX
El Paso, TX
Killeen TX
Lubbock, TX
Midland, TX
New Braunfels, TX
San Antonio, TX(2)
Waco, TX

Locations as of March 2002

Midwest/Northeast Division

Region 3
Regional Vice President
Wayne Rogers

Bel Air, MD
Cherry Hill, NJ
Cockeysville, MD
Englishtown, NJ
Hamilton, NJ
Lancaster, PA
Mays Landing, NJ
Mechanicsburg, PA
Sewell, NJ
Shrewsbury, NJ
Tom's River, NJ
York, PA

Region 11
Regional Vice President
Michael Garmone

Canton, OH
Cleveland, OH
Cuyahoga Falls, OH
Erie, PA
Gahanna, OH
Hilliard, OH
Mentor, OH
Monroeville, PA
Pittsburgh, PA
Scott Depot, WV
Strongsville, OH
Upper St. Clair, PA
Warren, OH
West Worthington, OH
Westlake, OH
Woodmere, OH

Region 19
Regional Vice President
Mary Turel

Burlington, MA
Jamaica Plain, MA
Merrimack, NH
Milford, CT
North Easton, MA
Shrewsbury, MA
Somersworth, NH
South Portland, ME
Southington, CT
Warwick, RI
West Springfield, MA

Region 20
Regional Vice President
Beth Grossman

Ann Arbor, MI
Clarkston, MI
Detroit, MI
Grand Rapids, MI
Kalamazoo, MI
Novi, MI
Okemos, MI
Shelby Township, MI
Toledo, OH
Woodhaven, MI

Region 24
Regional Vice President
Edmond Roncone

Amherst, NY
Broomall, PA
Frazer, PA
Huntingdon Valley, PA
Lansdale, PA
Latham, NY
Newark, DE
North Syracuse, NY
Philadelphia, PA
Reading, PA
Saratoga Springs, NY
Trexlertown, PA
Webster, NY
Wyoming, PA

Region 33
Regional Vice President
Eric Declercq

Brooklyn, NY
Forest Hills, NY
Huntington Station, NY
Milltown, NJ
Morristown, NJ
Newark, NJ
Newburgh, NY
Raritan, NJ
Staten Island, NY
Wantagh, NY
Wayne, NJ
Westfield, NJ
Yorktown Heights, NY

Region 39
Regional Vice President
Richard Phillips

Centerville, OH
Cincinnati, OH(2)
Evansville, IN
Indianapolis, IN
Lexington, KY
Louisville, KY
Mishawaka, IN
New Albany, IN
Schererville, IN
Speedway, IN
Troy, OH

Southeast Division

Region 10
Regional Vice President
Cathy Ann Gibb

Baton Rouge, LA
Beaumont, TX
Central Houston, TX
Covington, LA
Hattiesburg, MS
Houston, TX(4)
Jackson, MS
Kingwood, TX
Metairie, LA
New Orleans, LA
Shreveport, LA
Sugar Land, TX
The Woodlands, TX

Region 14
Regional Vice President
Larry Gunnin

Birmingham, AL
Brentwood, TN
Ft. Walton Beach, FL
Huntsville, AL
Johnson City, TN
Knoxville, TN
Madison, TN
Memphis, TN
Mobile, AL
Montgomery, AL
Murfreesboro, TN
Nashville, TN
Panama City, FL
Pensacola, FL
Prattville, AL

Region 18
Regional Vice President
Kerry Rainey

Atlanta, GA(2)
Charleston, SC
Chattanooga, TN
Columbia, SC
Duluth, GA
Greenville, SC
Hilton Head, SC
Marietta, GA
Myrtle Beach, SC
Peachtree City, GA
Riverdale, GA
Roswell, GA
Savannah, GA
Stone Mountain, GA
Woodstock, GA

Region 22
Regional Vice President
Karyn Wilson

Charlottesville, VA
Falls Church, VA
Frederick, MD
Gaithersburg, MD
Manassas, VA
Owings Mills, MD
Springfield, VA
Washington, DC

Region 28
Regional Vice President
Frankie McGrew

Brandon, FL
Clearwater, FL
Daytona Beach, FL
Jacksonville Beach, FL
Jacksonville, FL
Longwood, FL
Merritt Island, FL
New Port Richey, FL
Ocoee, FL
Orlando, FL
Satellite Beach, FL
Tampa, FL
Winter Park, FL
Winter Springs, FL

Region 36
Regional Vice President
Alina Garcia

Boynton Beach, FL
Bradenton, FL
Fort Lauderdale, FL
Fort Myers, FL
Lakeland, FL
Miami Lakes, FL
Miami, FL
Naples, FL
Plantation, FL
Port Charlotte, FL
Port St. Lucie, FL
West Palm Beach, FL

Region 40
Regional Vice President
David Jones

Ashville, NC
Cary, NC
Charlotte, NC(3)
Fayetteville, NC
Gastonia, NC
Greensboro, SC
Jacksonville, NC
New Bern, NC
Raleigh, NC
Wilmington, NC
Winston-Salem, NC

Region 43
Regional Vice President
Bill Hocker

Easton, MD
Laurel, MD
Richmond, VA(2)
Roanoke, VA
Severna Park, MD
Virginia Beach, VA
Waldorf, MD
Yorktown, VA

WHOLESALE LENDING DIVISION

Eastern Division

Region 78
Regional Vice President
Tim Koger

Subprime Regional
Sales Manager
Rodney Beever

Detroit, MI
Grand Rapids, MI
Indianapolis, IN
Lisle, IL
Milwaukee, WI
Minn/St. Paul, MN
St. Louis, MO

Region 83
Regional Vice President
Ira Goldberg

Boca Raton, FL
East Hanover, NJ
Jacksonville, FL
Long Island, NY
Miami, FL
Orlando, FL
Tampa, FL

Region 95
Regional Vice President
Dennis Patchett

Subprime Regional
Sales Manager
Carl D'Onofrio

Cleveland, OH
Columbus, OH
Danvers, MA
Hartford, CT
Louisville, KY
Philadelphia, PA
Pittsburgh, PA

Region 96
Regional Vice President
Jim Ford

Subprime Regional
Sales Manager
Jarret Kilpatrick

Atlanta, GA
Birmingham, AL
Charlotte, NC
Fairfax, VA
Nashville, TN
New Orleans, LA
Raleigh, NC

Western Division

Region 81
Regional Vice President
Tom Mozilo

Subprime Regional
Sales Manager
Ed Sumner

Austin, TX
Colorado Springs, CO
Dallas, TX
Denver, CO
Houston, TX
Kansas City, KS
Oklahoma City, OK

Region 85
Regional Vice President
Keith Ryan

Subprime Regional
Sales Manager
Oscar Marquez

Alamo, CA
Fresno, CA
Las Vegas, NV
Marin County, CA
Sacramento, CA
San Jose, CA

Region 91
Regional Vice President
Jeff Garrison

Subprime Regional
Sales Manager
Chris Berty

El Segundo, CA
Pasadena, CA
Rancho Cucamonga, CA
San Diego, CA
Santa Ana, CA
Woodland Hills, CA

Region 98
Regional Vice President
Debbie Hood

Subprime Regional
Sales Manager
Jeffery Keeland

Boise, ID
Honolulu, HI
Phoenix, AZ
Portland, OR
Salt Lake City, UT
Seattle, WA

Fulfillment Centers

Prime

Anaheim, CA
Senior Vice President
Gary Plooster

Plano, TX
1st Vice President
Shelley Drescher

Subprime

Anaheim, CA
1st Vice President
Frank Sabet

Plano, TX
1st Vice President
Robert Penland

CORRESPONDENT LENDING DIVISION

Offices

SVP Regional
Sales/Marketing
Russell Anderson

West Hills, CA

SVP Regional
Sales/Marketing
Joseph Kresser

Pittsburgh, PA

SVP Regional
Sales/Marketing
Rex Adams

Plano, TX

FULL SPECTRUM LENDING, INC.

Region 490
Regional Vice President
Michael Munshi

Simi Valley, CA

Region 492
Regional Vice President
Lewis Wehner

Alta Loma, CA
Brea, CA
Burbank, CA
Honolulu, HI
Las Vegas, NV
Long Beach, CA
Northridge, CA
San Diego, CA

Region 493
Regional Vice President
Michael Kadair

Brookfield, WI
Cincinnati, OH
Dublin, OH
Indianapolis, IN
Strongsville, OH
Troy, MI
Westland, MI

Region 494
Regional Vice President
Kelly Taylor

Addison, TX
Denver, CO
Eden Prairie, MN
Oaklawn, IL
Overland Park, KS
Phoenix, AZ
St. Louis, MO
Taylorsville, UT

Region 495
Regional Vice President
Timothy Caryl

Altamonte Springs, FL
Jacksonville, FL
Madison, TN
Marietta, GA
Metairie, LA
Miami, FL
Tampa, FL

Region 497
Regional Vice President
John Mauk

Braintree, MA
Ellicott City, MD
Falls Church, VA
Forest Hills, NY
Norfolk, VA
Philadelphia, PA
Springfield, NJ

Region 499
Regional Vice President
Steven Hauser

Bothell, WA
Federal Way, WA
Fresno, CA
Milpitas, CA
Sacramento, CA
San Mateo, CA
Vancouver, WA
Walnut Creek, CA

Region 692
Regional Vice President
Patrick Davis

Rosemead 1, CA

Region 698
Regional Vice President
Patrick Dasher

Plano, TX

Region 699
Regional Vice President
Harold Phillips

Rosemead 2, CA

Locations as of March 2002

COUNTRYWIDE HOME LOANS

Angelo R. Mozilo
Chairman

Stanford L. Kurland
President and Chief Executive Officer

David Sambol
Senior Managing Director and
Chief of Production

Administration/Operations

Thomas H. Boone
Senior Managing Director and
Chief Operations Officer

Andrew S. Bielanski
Managing Director, Marketing

Frederick J. Budig
Managing Director, Internal Audit

Leora I. Goren
Managing Director, Human Resources

Anne D. McCallion
Managing Director,
Chief Administrative Officer

Patrick M. Benton
Executive Vice President, Administration

Paul Decoff
Executive Vice President,
Corporate Operations Officer

Stephen M. Douglass
Executive Vice President,
Market Research and Finance

Sidney Lenz
Executive Vice President and Director,
Government and Industry Affairs

Charles K. Quon Jr.
Executive Vice President, Compensation

Mark S. Upson
Executive Vice President, Administration

Finance

Thomas K. McLaughlin
Senior Managing Director and
Chief Financial Officer

David J. Bigelow
Managing Director, Strategic Planning

Jennifer Shiley Sandefur
Managing Director,
Investor Relations and Treasurer

Eric P. Sieracki
Managing Director, Corporate Finance

Jeffrey K. Speakes
Managing Director, Risk Management

Laura K. Milleman
Executive Vice President and
Chief Accounting Officer

Lisa M. Novacek
Executive Vice President,
New Business Development

Barry Lee Pyle
Executive Vice President,
Corporate Development

Michael Smith
Executive Vice President,
Portfolio Risk Management

Steven E. Sylvers
Executive Vice President, Taxation

Global

Michael Keating
Managing Director, Global Operations

Walter Glenn Boyd
Executive Vice President and
Chief Financial Officer, Global Markets

Michael Lea
Executive Vice President,
Global Business Development

Randy A. Willox
Executive Vice President,
Global Origination Processing

Information Technology

Richard K. Jones
Managing Director and
Chief Technology Officer

James Michael Cunningham
Executive Vice President, Infrastructure

Angel A. Garcia
Executive Vice President,
Chief Financial Officer,
Information Technology

Daniel W. Garcia, Sr.
Executive Vice President,
Chief Operating Officer,
Information Technology

Janet S. Parr
Executive Vice President,
Information Technology Services

Omer Simeon
Executive Vice President,
Insurance and Bank Technology

Phil Usher
Executive Vice President,
Technology Research

Pat Zorsch
Executive Vice President,
CRM Business Strategy

Legal/Compliance

Sandor E. Samuels
Senior Managing Director, Legal,
General Counsel and Secretary

Richard B. Wentz
Managing Director and
Chief Compliance Officer

Susan E. Bow
Executive Vice President and
Senior Deputy General Counsel

Susan E. Kelsey
Executive Vice President and
Senior Deputy General Counsel

Jordan D. Dorchuck
Executive Vice President and
Deputy General Counsel

Mary Jane Miller Seebach
Executive Vice President and
Deputy General Counsel

Douglas A. Thompson
Executive Vice President and
Deputy General Counsel

Loan Administration

Richard DeLeo
Managing Director,
Domestic Loan Administration

Steve R. Bailey
Executive Vice President,
Chief Operations Officer
of Loan Administration

Dorianne Cotter
Executive Vice President,
Loan Administration
System Development

Richard A. Hildebrand
Executive Vice President, Bankruptcy,
Foreclosure and Real Estate Marketing

Production

Joe D. Anderson
Managing Director,
Consumer Markets Division

Todd A. Dal Porto
Managing Director,
Wholesale Lending Division

Douglas E. Jones
Managing Director,
Correspondent Lending Division

Gregory A. Lumsden
Managing Director, Originations

Mark E. Elbaum
Executive Vice President,
Chief Financial Officer,
Mortgage Loan Production

Farzad Abolfathi
Executive Vice President,
Production Technologies

Scott D. Anderson
Executive Vice President,
Production Support,
Wholesale Lending Division

James Thomas Brankin
Executive Vice President,
Document Systems and Compliance

G. Richard Bright
Executive Vice President,
Product Development and Support

William S. Cobb, Jr.
Executive Vice President,
Production Operations

John Dixon
Executive Vice President,
Non-Conforming Products

David Doyle
Executive Vice President,
Consumer Direct Production

Brian S. Hale
Executive Vice President,
National Production

Joanne B. Hannaman
Executive Vice President,
Operations and Production Support

Kenneth Earl Harthausen
Executive Vice President,
Business to Business

Jack L. Haynes
Executive Vice President,
National Builder Division

Chuck Hoffmans
Executive Vice President,
Chief Financial Officer,
Wholesale Lending Division

Greg Jacobson
Executive Vice President,
Warehouse Lending

Kathy Milner
Executive Vice President,
Planning and Technology,
Wholesale Lending Division

Carla Navas
Executive Vice President,
National Operations

Sam Ourfalian
Executive Vice President,
Information Technology,
Correspondent Lending Division

Brian A. Robinett
Executive Vice President,
Prime Production,
Wholesale Lending Division

Deborah L. Rosen
Executive Vice President,
Subprime Production,
Wholesale Lending Division

Jack W. Schakett
Executive Vice President,
Chief Operating Officer,
Correspondent Lending Division

Stephen W. G. Smith
Executive Vice President and
Chief Financial Officer,
Consumer Markets

Kamyar Nassir Tafreshi
Executive Vice President,
Application Development

Mike Taliaferro
Executive Vice President,
Head of Production,
Consumer Markets Division

Peter G. Wyman
Executive Vice President,
Consumer Markets Division Technology

Paul Abbamonto
Division Executive Vice President,
Subprime Production,
Wholesale Lending Division

R.J. Arnett
Division Executive Vice President,
Western Division, Wholesale Lending Division

Robert A. Brown
Division Executive Vice President,
Consumer Markets Division

Phyllis S. Bucklew
Division Executive Vice President,
Consumer Markets Division

Tom Halley
Division Executive Vice President,
Consumer Markets Division

Dan Alec Hanson
Division Executive Vice President,
Consumer Markets Division

Joseph Harvey
Division Executive Vice President,
Eastern Division, Wholesale Lending Division

Michael M. Lamka
Division Executive Vice President,
Subprime Fulfillment,
Wholesale Lending Division

Secondary Marketing

Nicholas Krsnich
Managing Director and
Chief Investment Officer

David A. Spector
Managing Director, Secondary Marketing

David M. Walker
Managing Director and Chief Credit Officer

Celia Coulter
Executive Vice President,
Secondary Marketing

Michael Hogan
Executive Vice President,
Secondary Marketing

Maurice D. Watkins
Executive Vice President,
Secondary Marketing

COUNTRYWIDE HOME LOANS SERVICING LP

Angelo R. Mozilo
Chairman

Stanford L. Kurland
President and Chief Executive Officer

FULL SPECTRUM LENDING, INC.

Gregory A. Lumsden
President and Chief Executive Officer

Cliff Kitashima
Executive Vice President,
Chief Credit/Compliance Officer

Lloyd Sargeant
Executive Vice President,
National Loan Production

LANDSAFE, INC.

Marshall M. Gates
Chairman and Chief Executive Officer

Michael Faine
Managing Director and President

LandSafe Title Companies

Michael Faine
President

LandSafe Appraisal Services

Greg Dennis
President and Chief Operating Officer

LandSafe Credit, Inc.

D. Steve Boland
President

LandSafe Flood Determination, Inc.
Brad Meyers
President

LandSafe Home Inspection Services, Inc.
Brad Meyers
President

SECOND CHARTER REINSURANCE COMPANY
Stanford L. Kurland
Chairman

Marshall M. Gates
President and Chief Executive Officer

BALBOA INSURANCE GROUP, INC.
Marshall M. Gates
Chairman and Chief Executive Officer

Andrew Gissinger, III
President and Chief Operating Officer

Thomas K. McLaughlin
Chief Financial Officer and Treasurer

Steven D. Phillips
Executive Vice President

Balboa Life & Casualty
Carlos M. Garcia
Chairman

Marshall M. Gates
Vice Chairman

Andrew Gissinger, III
Vice Chairman and Chief Executive Officer

D. David Cissell
President

Patrick T. Driscoll
Executive Vice President,
Chief Financial Officer

James R. Sigafoos
Executive Vice President,
Chief Operating Officer

Robert Barbarowicz
Executive Vice President, General Counsel

Craig L. Carson
Executive Vice President,
Sales and Marketing

Mark McElroy
Executive Vice President, Homeowners

Countrywide Insurance Services, Inc.
Steven D. Phillips
President and Chief Executive Officer

Richard P. Campagna
Executive Vice President

Greg R. McElroy
Executive Vice President,
Chief Operating Officer

William F. Watt
Executive Vice President,
Sales and Marketing

DirectNet Insurance Agency, Inc.
Steven D. Phillips
President and Chief Executive Officer

COUNTRYWIDE CAPITAL MARKETS, INC.
Angelo R. Mozilo
Chairman

Stanford L. Kurland
Vice Chairman

David Sambol
Chief Executive Officer

Ranjit Kripalani
President and Chief Operating Officer

Steven Hively
Executive Vice President and
Chief Financial Officer and Treasurer

Countrywide Securities Corporation
Stanford L. Kurland
Chairman

David Sambol
Chief Executive Officer

Ranjit Kripalani
Managing Director and President

Anand Bhattacharya
Managing Director,
Fixed Income Strategy and Research

J. Grant Couch, Jr.
Managing Director and
Chief Operating Officer

Nancy De Liban
Managing Director,
Structured Finance and Banking

Kim Campbell
Executive Vice President

Robert Frank
Executive Vice President, Trading Systems

Steven Hively
Executive Vice President,
Chief Financial Officer and Treasurer

Alfred MacArthur Humphries
Executive Vice President

Michael Moore
Executive Vice President,
Information Technology

John S. Radtke
Executive Vice President

Michael Schloessmann
Executive Vice President,
Transaction Management

Steve Tannehill
Executive Vice President

Countrywide Servicing Exchange
Angelo R. Mozilo
Chairman of the Board

Stanford L. Kurland
Vice Chairman

David Sambol
Chief Executive Officer

Ranjit Kripalani
President and Chief Operating Officer

Steven Tannehill
Executive Vice President

J. Grant Couch, Jr.
Executive Vice President and
Chief Operations Officer

Steven Hively
Executive Vice President,
Chief Financial Officer and Treasurer

Countrywide Asset Management Corporation
David Sambol
President

Michael Schloessmann
Chief Operations Officer

COUNTRYWIDE FINANCIAL HOLDING COMPANY, INC.
Stanford L. Kurland
Chairman of the Board

Carlos M. Garcia
Vice Chairman

James S. Furash
President

Clarence Simmons, III
Executive Vice President

Effinity Financial Corporation
Edward Furash
Chairman and Chief Executive Officer

James S. Furash
President and Chief Operating Officer

Nicholas Krsnich
Executive Vice President and
Chief Financial Officer

Countrywide Bank, a division of Treasury Bank, N.A.
James S. Furash
President and Chief Executive Officer

Paul Decoff
Executive Vice President,
Chief Operations Officer

Jill Eppard
Executive Vice President,
Chief Lending Officer

Barry Levinson
Executive Vice President,
Chief Marketing Officer

Michael Muir
Executive Vice President,
Chief Investment Officer

Janet Oller
Executive Vice President,
General Counsel and
Chief Compliance Officer

Kathleen Ross
Executive Vice President,
Retail Financial Services

Clarence Simmons, III
Executive Vice President,
Chief Operating Officer

Mark Suter
Executive Vice President,
Chief Strategy Officer

Romolo Santarosa
Chief Financial Officer

COUNTRYWIDE WAREHOUSE LENDING
David Sambol
Chairman

Douglas E. Jones
Vice Chairman

Jack Schakett
Chief Executive Officer

Thomas Clay Williams
President

Paul Szymanski
Executive Vice President,
Chief Financial Officer,
Chief Operations Officer and Treasurer

GLOBAL HOME LOANS, LTD.
Stanford L. Kurland
Chairman

Thomas H. Boone
Director

Richard DeLeo
Director

Michael Keating
Director

Kevin Meyers
Chief Executive Officer

COUNTRYWIDE INTERNATIONAL CONSULTING SERVICES, LLC
Thomas H. Boone
Chairman of the Board

Michael Lea
President and Chief Executive Officer

CCM INTERNATIONAL LIMITED
David Sambol
Chairman and Chief Executive Officer

Ranjit Kripalani
Managing Director and
Chief Operations Officer

COUNTRYWIDE INTERNATIONAL TECHNOLOGY HOLDINGS, LTD.
Thomas H. Boone
Chairman of the Board

Michael Keating
President and Chief Executive Officer

CW TECHSOLUTIONS LIMITED
Thomas H. Boone
Chairman of the Board

Michael Keating
President and Chief Executive Officer

UK VALUATION LIMITED
Thomas H. Boone
Chairman of the Board

Mark S. Witherspoon
Managing Director

COUNTRYWIDE FIELD SERVICES, INC.
Thomas H. Boone
Chairman and Chief Executive Officer

Richard DeLeo
Vice Chairman and Chief Operating Officer

Catherine Beaman
President

COUNTRYWIDE REALTY PARTNERS, INC.
Richard DeLeo
Chief Executive Officer and President

Kevin Meyers
Executive Vice President

Angela Hess
Chief Financial Officer

COUNTRYWIDE TAX SERVICES CORPORATION
Vincent Gangi
President

CTC REAL ESTATE SERVICES
Thomas H. Boone
Chairman and Chief Executive Officer

Richard DeLeo
Vice Chairman

Catherine Beaman
President

Edward Skornik
Executive Vice President

CW SECURITIES HOLDINGS, INC.
Carlos M. Garcia
Chief Financial Officer and Treasurer

Thomas K. McLaughlin
Executive Vice President

ADJUSTABLE RATE MORTGAGE (ARM) – A mortgage loan that allows the lender to adjust the interest rate in accordance with a specified index periodically and as agreed to at the beginning of the loan.

ASSET BACKED SECURITY (ABS) – A debt security that is backed by an underlying asset such as mortgages, auto loans, student loans, or credit card debt.

BROKER/DEALER – A firm that buys and sells securities for itself and other parties.

COMMERCIAL PAPER (CP) – Short-term obligations issued by a corporation or bank to finance items such as mortgage fundings, inventory, and accounts receivable. Typical maturities range from overnight to 270 days.

DELINQUENCY – The instance where a borrower fails to make their payment by the due date specified in the mortgage agreement.

DERIVATIVE – A financial security whose value is derived from an underlying security or interest rate.

DISTRESSED ASSET (LOAN) – A loan that has a delinquent pay history or other defect that impairs the value of the loan.

EARNED PREMIUM – The portion of a premium paid by an insured that has been allocated to the insurance company's loss experience, expenses, and profit year-to-date.

ESCROW BALANCES – Funds held by a mortgage servicer that derive from payments made by borrowers for principal/interest (PI) and taxes/insurance (TI). The PI funds are ultimately remitted by the servicer to the MBS investors and the TI funds are remitted to tax authorities and insurance providers.

FEDERAL RESERVE – As a financial holding company, Countrywide is regulated by the Federal Reserve. The Federal Reserve also serves as the country's central bank, conducts the nation's monetary policy, and maintains the stability of the financial system.

FDIC INSURANCE – Insurance provided by the Federal Deposit Insurance Corporation, a government entity, on bank deposits to maintain the stability of and public confidence in the nation's financial system. Accounts with Countrywide Bank, a division of Treasury Bank, N.A., are FDIC insured up to an aggregate of $100,000 per depositor.

FHLB ADVANCES – Funding provided by Federal Home Loan Banks, a group of 12 banks that were created in 1932 to improve the supply of funds to local lenders. Countrywide's Treasury Bank, N.A. is a member of the Federal Home Loan Bank of Atlanta. All FHLBs are regulated by the Federal Housing Finance Board, an independent regulatory agency of the executive branch of the U.S. Government.

FORECLOSURE – The judicial process where a property owner's right to a property is terminated due to default on their mortgage payments.

GAP AUTO INSURANCE – Guaranteed Auto Protection (GAP) insurance covers the difference between the vehicle's actual cash value and the outstanding loan/lease balance at the time of loss.

GOVERNMENT SPONSORED ENTITY (GSE) – Private organizations with government charters whose function is to provide liquidity for the residential loan market. GSEs purchase loans from lenders and assume risk for the asset, thereby protecting the investors in the MBS.

GUARANTY FEE – A fee charged by GSEs to lenders to guarantee timely payment of principal and interest from the mortgages underlying an MBS.

HELOC (HOME EQUITY LINE OF CREDIT) – A type of second mortgage where the borrower is approved for a certain credit limit (based upon the equity in the home). The borrower may draw on that credit line until the limit is reached and is initially required to only pay interest on the amount drawn.

HOMEOWNERS INSURANCE – Package policy that combines (1) coverage against the insured's property being destroyed or damaged and (2) coverage for liability exposure of the insured. Homeowners policies cover both individuals, as well as property. In addition to the insured, those covered include his/her spouse, their relatives, and any others under 21 who are residents of the insured's household.

HOME WARRANTY INSURANCE – Covers a wide array of home appliance mechanical breakdowns.

INTEREST ONLY (I/O) STRIP – A security whose cash flows are based entirely on the interest payments of a specific pool or tranche within a mortgage-backed security.

INTEREST RATE SWAP – An agreement by which two parties agree to "swap" interest payment streams. Commonly, parties will swap fixed for floating interest rates.

INSURANCE AGENCY – A company that sells insurance to consumers but does not assume the insurance risk.

INSURANCE CARRIER – A company that underwrites and assumes the insurance risk.

INSURANCE LOSS RATIO – The relationship of incurred losses plus loss adjustment expense to earned premiums, expressed as a percentage.

JUMBO LOAN – A mortgage loan where the amount borrowed is greater than $300,700.

LENDER-PLACED INSURANCE – Also referred to as creditor-placed insurance. An insurance policy placed by the lender to protect the asset (auto/property) when the borrower has failed to maintain adequate coverage.

LOAN SERVICING – The function of collecting the mortgage payments from the borrower and also providing the relevant customer service. Duties also include investor accounting, escrow administration, foreclosure services and loss mitigation.

MACRO-HEDGE STRATEGY – CCR's strategy to appropriately balance its production and mortgage servicing businesses.

MEDIUM-TERM NOTES (MTN) – Corporate debt obligations usually between 1-10 years with scheduled principal and interest payment dates.

MORTGAGE-BACKED SECURITY (MBS) – A security backed by pools of mortgages. Payments made by borrowers on the underlying mortgages are passed on to investors.

MORTGAGE CATASTROPHE INSURANCE – Provides coverage above that of a traditional homeowner insurance policy. Typical coverage includes paying the mortgage for up to 24 months, paying a portion of the deductible on the primary homeowners insurance policy in addition to other benefits.

MORTGAGE SERVICING RIGHTS (MSR) – The capitalized asset that represents the value of the servicing fees to be realized over the life of the loan.

OFFICE OF THE COMPTROLLER OF THE CURRENCY (OCC) – The administrator of national banks and the primary regulator of Treasury Bank, N.A. The OCC is a bureau of the U.S. Department of the Treasury.

PIPELINE – Loans at various stages of the origination process that have not yet funded.

POOLING – The process of grouping together mortgage loans with similar characteristics.

PREPAYMENT SPEEDS – The rate at which a mortgage debt is paid off prior to its due date. Prepayment speed is expressed as a percentage and calculated as follows: Annualized Total Prepayments/Servicing Volume.

PRIMARY MORTGAGE INSURANCE (PMI) – Insurance written by a private mortgage insurance company to protect the lender from payment default by the borrower. Usually required if the loan to value ratio exceeds 80%.

REINSURANCE – A form of insurance that insurance companies buy for their own protection. Assumed reinsurance: To accept part or all of the risk of a primary insurer or other reinsurer. Ceded reinsurance: To transfer risk from an insurance company to a reinsurance company.

REPLACEMENT COST – The cost to replace an insured's damaged or destroyed property with like kind and quality. Equivalent to the actual cash value, minus wear and tear (physical depreciation) and obsolescence.

RESIDUAL VALUE – The present value of cash flows to be received by the residual holder after senior investor debt service and credit enhancement.

SECONDARY MORTGAGE MARKET – The markets where lenders and investors buy and sell existing mortgages and MBS securities.

SECURITIZATION – The process of pooling loans into mortgage-backed securities for sale into the secondary mortgage market.

SERVICE FEE – A fee paid to a servicer for administering mortgages on behalf of investors that represents a percentage of the outstanding balance of the loan.

SERVICING HEDGE – CCR's strategy to protect the value of its investment in MSRs from the effects of increased prepayment activity that generally occurs in declining interest rate environments.

SERVICING PORTFOLIO – The total dollar value of all outstanding loan balances administered by the servicer.

SUBPRIME (OR BC LENDING) – A mortgage loan for borrowers with less than perfect credit.

SUBSERVICING – An arrangement where the owner of servicing rights contracts out the loan administration duties to another party.

UNPAID PRINCIPAL BALANCE (UPB) – The outstanding principal balance on a mortgage loan.

WEIGHTED AVERAGE COUPON (WAC) – The weighted average of the interest rates of loans within a pool or portfolio. The weighting factor is the UPB of the loan.

BOARD OF DIRECTORS

Angelo R. Mozilo
Chairman of the Board,
Chief Executive Officer and President

Stanford L. Kurland
Executive Managing Director,
Chief Operating Officer

Henry G. Cisneros
Founder, Chairman and Chief Executive Officer
American CityVista
Residential Housing Developer

Jeffrey M. Cunningham
Chairman, Cunningham Partners, Inc.
Media and Technology Advisor and Venture Capital Services

Robert J. Donato
Executive Vice President, Los Angeles Branch
UBS PaineWebber, Inc.
Securities/Investment Advisory Services

Michael E. Dougherty
Co-Founder and Chairman
Dougherty Financial Group, LLC
Financial Services Firm

Ben M. Enis, Ph.D.
Marketing Consultant,
Professor Emeritus of Marketing
University of Southern California

Edwin Heller
Attorney, Of Counsel,
Fried, Frank, Harris, Shriver and
Jacobson Law Firm

Gwendolyn S. King
President
Podium Prose
Corporate Speakers Bureau and
Speechwriting Service

Oscar P. Robertson
President and Chief Executive Officer
Orchem, Inc., Orflex, Ltd.
and Orpack Stone Corp.
Specialty Chemical and Packaging Manufacturers

Harley W. Snyder
Real Estate Consultant
and Private Investor

CORPORATE OFFICERS

Angelo R. Mozilo
Chairman of the Board,
Chief Executive Officer and President

Stanford L. Kurland
Executive Managing Director and
Chief Operating Officer

Thomas H. Boone
Senior Managing Director and
Chief of Global Processing

Carlos M. Garcia
Senior Managing Director,
Chief of Banking and Insurance Operations

Thomas K. McLaughlin
Senior Managing Director and
Chief Financial Officer

David Sambol
Senior Managing Director and
Chief of Production

Sandor E. Samuels
Senior Managing Director, Legal,
General Counsel and Secretary

CORPORATE OFFICERS (CONTINUED)

Joe D. Anderson
Managing Director, Consumer Markets Division

Andrew S. Bielanski
Managing Director, Marketing

David Bigelow
Managing Director, Strategic Planning

Frederick J. Budig
Managing Director, Internal Audit

Todd A. Dal Porto
Managing Director, Wholesale Lending Division

Richard DeLeo
Managing Director, Domestic Loan Administration

Michael Faine
Managing Director and President, LandSafe, Inc.

Marshall M. Gates
Managing Director, Insurance and Closing Services

Andrew Gissinger, III
Managing Director and President, Balboa Insurance Group

Leora I. Goren
Managing Director, Human Resources

Douglas E. Jones
Managing Director,
Correspondent Lending Division

Richard K. Jones
Managing Director and Chief Technology Officer

Michael Keating
Managing Director, Global Operations

Ranjit Kripalani
Managing Director and President,
Countrywide Capital Markets, Inc.

Nicholas Krsnich
Managing Director and Chief Investment Officer

Gregory A. Lumsden
Managing Director, Originations

Anne D. McCallion
Managing Director and
Chief Administration Officer

Steven D. Phillips
Managing Director and President,
Retail Financial Services Group

Jennifer Shiley Sandefur
Managing Director,
Investor Relations

Eric P. Sieracki
Managing Director, Corporate Finance
and Treasurer

Jeffrey K. Speakes
Managing Director,
Risk Management

David Spector
Managing Director,
Secondary Marketing

David M. Walker
Managing Director and
Chief Credit Officer

Richard B. Wentz
Managing Director and
Chief Compliance Officer

ACCOUNTANTS

Grant Thornton LLP
1000 Wilshire Boulevard
Suite 300
Los Angeles, CA 90017-2464

REGISTRAR AND TRANSFER AGENT

The Bank of New York
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
(800) 524-4458

CORPORATE HEADQUARTERS

4500 Park Granada
Calabasas, CA 91302-1613
(818) 225-3000

COUNTRYWIDE REGIONAL CENTERS

5220 Las Virgenes Road
Calabasas, CA 91302-1064
(818) 871-4000

8501, 8511 & 8521 Fallbrook Avenue
West Hills, CA 91304
(818) 316-8000

26745 Malibu Hills Road
Calabasas Hills, CA 91301
(818) 871-2300

400 Countrywide Way
Simi Valley, CA 93065
(805) 520-5100

450 American Street
Simi Valley, CA 93065
(805) 520-5100

1800 Tapo Canyon Road
Simi Valley, CA 93063
(805) 577-4200

1757 Tapo Canyon Road
Simi Valley, CA 93063
(805) 577-4200

5898 Condor Drive
Moorpark, CA 93021
(805) 553-6000

994 Flower Glen
Simi Valley, CA 93056
(805) 955-3200

35 North Lake Avenue
Pasadena, CA 91101
(626) 304-8400

1515 Walnut Grove Avenue
Rosemead, CA 91770
(626) 927-3000

7105 Corporate Drive, Bldg A & B
Plano, TX 75024
(972) 608-6000

6400 Legacy Drive
Plano, TX 75024
(972) 608-6000

18581 Teller Avenue
Irvine, CA 92612
(949) 553-0700

INQUIRIES REGARDING YOUR STOCK HOLDINGS

In all correspondence or telephone inquiries, please mention Countrywide Credit Industries, your name as printed on your stock certificate, your social security number, your address and your telephone number.

REGISTERED SHAREHOLDERS

(Shares held in your name)
Address shareholder inquiries to:

The Bank of New York
Shareholder Relations Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
(800) 524-4458

E-Mail Address:
Shareowner-svcs@bankofny.com

Send certificates for transfer and address changes to:

The Bank of New York
Receive and Deliver Department-11W
P.O. Box 11002
Church Street Station
New York, NY 10286-1002
(800) 524-4458

BENEFICIAL SHAREHOLDERS

(Shares held by your broker in the name of the brokerage house)
Questions should be directed to your broker.

EMPLOYEE STOCK OPTION PARTICIPANTS

Questions regarding your account, outstanding options or shares received through option exercises should be addressed to:

Countrywide Credit Industries, Inc.
Equity Benefit Plan Administration
4500 Park Granada
MSN CH-56
Calabasas, CA 91302-1613
(818) 225-3456

EMPLOYEE 401(K) BENEFIT PLAN PARTICIPANTS

Questions regarding your 401(k) statements, loan provisions, fund transfers or other matters should be addressed to:

Countrywide Credit Industries, Inc.
Human Resources: Benefits Department
1515 Walnut Grove
MSN RM-56
Rosemead, CA 91770
(800) 881-4968, Ext. 3999

DIVIDEND REINVESTMENT PLAN

By enrolling in Countrywide Credit Industries, Inc.'s Dividend Reinvestment and Optional Cash Stock Purchase Plan, shareholders may reinvest cash dividends on all, or some portion, of their common stock and may purchase the Company's common stock on a monthly basis with optional cash payments. Information on this plan is available from:

The Bank of New York
Securities Transfer Division
Dividend Reinvestment
P.O. Box 1958
Newark, NJ 07101-9774
(800) 524-4458

COMPANY INFORMATION

Shareholders with questions regarding Countrywide Credit Industries, Inc., or who are interested in obtaining a copy of the Company's Form 10-K without exhibits for the ten months ended December 31, 2001, please contact:

Countrywide Credit Industries, Inc.
Investor Relations
4500 Park Granada
MSN CH-19
Calabasas, CA 91302-1613
(818) 225-3550

INVESTOR RELATIONS CONTACTS:

Jennifer Sandefur
Managing Director of Investor Relations for Countrywide Credit Industries, Inc. and Treasurer of Countrywide Home Loans, Inc.
Jennifer_Sandefur@countrywide.com

or

Lisa Riordan
Senior Vice President, Investor Relations
Lisa_Riordan@countrywide.com

As a reminder, Countrywide's 10Qs, 10Ks, Annual Reports as well as other financial information can be obtained via our website at www.countrywide.com. You may also receive e-mail alerts when Press Releases, Presentations, Annual Reports and SEC filings are added to our website. Simply click on "Investor Services" when you enter the Investor Relations Home Page and choose the "e-mail alerts" option.

ANNUAL SHAREHOLDERS' MEETING

The Annual Meeting of Shareholders will be held on Wednesday, June 12, 2002 at 10:00 a.m. (PDT) at the

Hyatt Westlake Plaza
880 South Westlake Boulevard
Westlake Village, CA 91361

MORTGAGE AND INSURANCE PRODUCTS

If you are in the process of purchasing a new home, are interested in refinancing or obtaining a home equity loan or would like to know about our diversified financial products and services, we are ready to serve you. A special unit of our Company is dedicated to responding to your inquiries and ensuring that you are satisfied.

Please call the Shareholder Hotline at (800) 544-8191.

Countrywide Insurance Services, Inc. is also pleased to offer you personally tailored and competitive insurance products and services.

Please call (800) 669-2965, Ext. 7230, for a quote.

You may also reach us through the Internet at www.countrywide.com or www.cwinsurance.com

BANKING PRODUCTS

Countrywide Bank, a division of Treasury Bank, N.A., is pleased to offer great rates on deposit products, including certificates of deposits, money market deposit accounts, savings accounts, interest checking accounts, and personal lending products. For our current rates or to apply, please call our customer care center at 877-CWBANK-5 (877-292-2655) or visit us through the Internet at www.countrywidebank.com.

Baker Designed Communications www.bakerla.com Photography: Hacob



COUNTRYWIDE CREDIT INDUSTRIES, INC.
4500 PARK GRANADA
CALABASAS, CALIFORNIA 91302-1613
WWW.COUNTRYWIDE.COM